STAFFING 360 SOLUTIONS, INC.

2022 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 001-37575

STAFFING 360 SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**68-0680859**
(State of incorporation)	**(I.R.S. Employer Identification No.)**

757 3rd Avenue
27th Floor
New York, New York 10017
(Address of principal executive offices) (Zip code)

(646) 507-5710
(Registrant's telephone number)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	STAF	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of the chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of July 2, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was approximately $14,549 ($000's) based on the closing price (last sale of the day) for the registrant's common stock on the Nasdaq Capital Market on July 2, 2022 of $6.18 per share.

As of May 19, 2023, 4,311,020 common stock, $0.00001 par value, were outstanding.

Staffing 360 Solutions, Inc.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address expectations or projections about the future, including, but not limited to, statements about our plans, strategies, adequacy of resources and future financial results (such as revenue, gross profit, operating profit, cash flow), are forward-looking statements. Some of the forward-looking statements can be identified by words like "anticipates," "believes," "expects," "may," "will," "could," "should," "intends," "plans," "estimates," "goal," "target," "possible," "potential" and similar references to future periods. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions that are difficult to predict. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: weakness in general economic conditions and levels of capital spending by customers in the industries we serve; weakness or volatility in the financial and capital markets, which may result in the postponement or cancellation of our customers' capital projects or the inability of our customers to pay our fees; the termination of a major customer contract or project; delays or reductions in U.S. government spending; credit risks associated with our customers; competitive market pressures; the availability and cost of qualified labor; our level of success in attracting, training and retaining qualified management personnel and other staff employees; changes in tax laws and other government regulations, including the impact of health care reform laws and regulations; the possibility of incurring liability for our business activities, including, but not limited to, the activities of our temporary employees; our performance on customer contracts; negative outcome of pending and future claims and litigation; government policies, legislation or judicial decisions adverse to our businesses; potential cost overruns and possible rejection of our business model and/or sales methods; our ability to access the capital markets by pursuing additional debt and equity financing to fund our business plan and expenses on terms acceptable to us or at all; and our ability to comply with our contractual covenants, including in respect of our debt. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We assume no obligation to update such statements, whether as a result of new information, future events or otherwise, except as required by law. We recommend readers to carefully review the entirety of this Annual Report, including the "Risk Factors" in Item 1A of this Annual Report and the other reports and documents we file from time to time with the Securities and Exchange Commission ("SEC"), particularly our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

As used in this Annual Report, the terms "we," "us," "our," "Staffing 360" and the "Company" mean Staffing 360 Solutions, Inc. and its subsidiaries, unless otherwise indicated. All dollar amounts in this Annual Report are expressed in thousands except for share and per share values, unless otherwise indicated.

The disclosures set forth in this report should be read in conjunction with our financial statements and notes thereto for the period ended December 31, 2022.

PART I

ITEM 1. BUSINESS

General

Staffing 360 Solutions, Inc. ("we," "us," "our," "Staffing 360," or the "Company") was incorporated in the State of Nevada on December 22, 2009, as Golden Fork Corporation, which changed its name to Staffing 360 Solutions, Inc., ticker symbol "STAF", on March 16, 2012. On June 15, 2017, we changed our domicile to the State of Delaware. As a rapidly growing public company in the international staffing sector, our high-growth business model is based on finding and acquiring, suitable, mature, profitable, operating, domestic and international staffing companies. Our targeted consolidation model is focused specifically on the accounting and finance, information technology ("IT"), engineering, administration and light industrial disciplines.

All amounts in this Annual Report are expressed in thousands, except share and per share amounts, or unless otherwise indicated. The Company effected a one-for-six reverse stock split on June 30, 2021 and a one-for-ten split on June 24, 2022 (the "Reverse Stock Splits"). All share and per share information in this Annual Report have been retroactively adjusted to reflect the Reverse Stock Splits.

Business Model and Acquisitions

We are a high-growth international staffing company engaged in the acquisition of United States ("U.S.") and United Kingdom ("U.K.") based staffing companies. As part of our consolidation model, we pursue a broad spectrum of staffing companies supporting primarily accounting and finance, IT, engineering, administration (collectively, the "Professional Business Stream") and commercial ("Commercial Business Stream") disciplines. Our typical acquisition model is based on paying consideration in the form of cash, stock, earn-outs and/or promissory notes. In furthering our business model, we are regularly in discussions and negotiations with various suitable, mature acquisition targets. To date, we have completed ten acquisitions since November 2013.

Operating History

We generated revenue of $244,917 and $197,770 for the years ended December 31, 2022 ("Fiscal 2022") and January 1, 2022 ("Fiscal 2021"), respectively. This increase was primarily caused by the acquisition of Headway Workforce Solutions ("Headway"), as well as the ongoing expected recovery due to the impact of the COVID-19 pandemic.

Headway Acquisition

On April 18, 2022, we entered into a Stock Purchase Agreement with Headway and Chapel Hill Partners, LP, as the representatives of all the stockholders of Headway, pursuant to which, among other things, we agreed to purchase all of the issued and outstanding securities of Headway in exchange for (i) a cash payment of $14, and (ii) 9,000,000 shares of our Series H Preferred Stock, with a value equal to the Closing Payment, as defined in the Stock Purchase Agreement (the "Headway Acquisition"). On May 18, 2022, the Headway Acquisition closed. The purchase price in connection with the Headway Acquisition was approximately $9,000. Pursuant to certain covenants in the Stock Purchase Agreement, the Company may be subject to a Contingent Payment of up to $4,450 based on the Adjusted EBITDA (such term as defined in the Stock Purchase Agreement) of Headway during the Contingent Period (such term as defined in the Stock Purchase Agreement), subject to additional potential adjustments tied to customary purchase price adjustments described in the Stock Purchase Agreement.

Industry Background

The staffing industry is divided into three major segments: temporary staffing services, professional employer organizations ("PEOs") and placement agencies. Temporary staffing services provide workers for limited periods, often to substitute for absent permanent workers or to help during periods of peak demand. These workers, who are often employees of the temporary staffing agency, will generally fill clerical, technical, or industrial positions. PEOs, sometimes referred to as employee leasing agencies, contract to provide workers to customers for specific functions, often related to human resource management. In many cases, a customer's employees are hired by a PEO and then contracted back to the customer. Placement agencies, sometimes referred to as executive recruiters or headhunters, find workers to fill permanent positions at customer companies. These agencies may specialize in placing senior managers, mid-level managers, technical workers, or clerical and other support workers.

We consider ourselves a temporary staffing company within the broader staffing industry. However, we provide permanent placements at the request of existing clients and some consulting services clients.

Staffing companies identify potential candidates through online advertising and referrals, and interview, test and counsel workers before sending them to the customer for approval. Pre-employment screening can include skills assessment, drug tests and criminal background checks. The personnel staffing industry has been radically changed by the internet. Many employers list available positions with one or several internet personnel sites like www.monster.com or www.careerbuilder.com, and on their own sites. Personnel agencies operate their own sites and often still work as intermediaries by helping employers accurately describe job openings and by screening candidates who submit applications.

Major end-use customers include businesses from a wide range of industries such as manufacturing, construction, wholesale and retail. Marketing involves direct sales presentations, referrals from existing clients and advertising. Agencies compete both for customers and workers. Depending on market supply and demand at any given time, agencies may allocate more resources either to finding potential employers or potential workers. Permanent placement agencies work either on a retained or on a contingency basis. Clients may retain an agency for a specific job search or on contract for a specific period. Temporary staffing services charge customers a fixed price per hour/day or a standard markup on prevailing hourly/daily rates.

For many staffing companies, demand is lower late in the fourth calendar quarter and early in the first calendar quarter, partly because of holidays, and higher during the rest of the year. Staffing companies may have high receivables from customers. Temporary staffing agencies and PEOs must manage a high cash flow because they funnel payroll payments from employers. Cash flow imbalances also occur because agencies must pay workers even though they haven't been paid by clients.

The revenue of staffing companies depends on the number of jobs they fill, which in turn can depend upon the economic environment. During economic slowdowns, many client companies stop hiring altogether. Internet employment sites expand a company's ability to find workers without the help of traditional agencies. Staffing companies often work as intermediaries, helping employers accurately describe job openings and screen candidates. Increasing the use of sophisticated, automated job description and candidate screening tools could make many traditional functions of personnel agencies obsolete. Free social networking sites such as LinkedIn and Facebook are also becoming a common way for recruiters and employees to connect without the assistance of a staffing agency.

To avoid large placement agency fees, big companies may use in-house personnel staff, current employee referrals, or human resources consulting companies to find and hire new personnel. Because placement agencies typically charge a fee based on a percentage of the first year's salary of a new worker, companies with many jobs to fill have a financial incentive to avoid agencies.

Many staffing companies are small and may depend heavily on a few big customers for a large portion of revenue. Large customers may lead to increased revenue, but also expose agencies to higher risks. When major accounts experience financial hardships, and have less need for temporary employment services, agencies stand to lose large portions of revenue.

The loss of a staff member who handles a large volume of business may result in a large loss of revenue for a staffing company. Individual staff members, rather than the staffing company itself, often develop strong relationships with customers. Staff members who move to another staffing company are often able to move customers with them.

Some of the best opportunities for temporary employment are in industries traditionally active in seasonal cycles, such as manufacturing, construction, wholesale and retail. However, seasonal demand for workers creates cash flow fluctuations throughout the year.

Staffing companies are regulated by the U.S. Department of Labor and the Equal Employment Opportunity Commission, and often by state authorities. Many federal anti-discrimination rules regulate the type of information that employment firms can request from candidates or provide to customers about candidates. In addition, the relationship between the agency and the temporary employees, or employee candidates may not always be clear, resulting in legal and regulatory uncertainty. PEOs are often considered co-employers along with the client, but the PEO is responsible for employee wages, taxes and benefits. State regulation aims to ensure that PEOs provide the benefits they promise to workers.

Trends in the Staffing Business

Start-up costs for a staffing company are very low. Individual offices can be profitable, but consolidation is driven mainly by the opportunity for large agencies to develop national relationships with big customers. Some agencies expand by starting new offices in promising markets, but most prefer to buy existing independent offices with proven staff and an existing customer roster.

At some companies, temporary workers have become such a large part of the workforce that staffing company employees sometimes work at the customer's site to recruit, train, and manage temporary employees. The Company has a number of onsite relationships with its customers. Staffing companies try to match the best qualified employees for the customer's needs, but often provide additional training specific to that company, such as instruction in the use of proprietary software.

Some personnel consulting firms and human resource departments are increasingly using psychological tests to evaluate potential job candidates. Psychological or liability testing has gained popularity, in part, due to recent fraud scandals. In addition to stiffer background checks, headhunters often check the credit history of prospective employees.

We believe the trends of outsourcing entire departments and dependence on temporary and leased workers will expand opportunities for staffing companies. Taking advantage of their expertise in assessing worker capabilities, some staffing companies manage their clients' entire human resource functions. Human resources outsourcing ("HRO") may include management of payroll, tax filings, and benefit administration services. HRO may also include recruitment process outsourcing ("RPO"), whereby an agency manages all recruitment activities for a client.

New online technology is improving staffing efficiency. For example, some online applications coordinate workflow for staffing agencies, their clients and temporary workers, and allow agencies and customers to share work order requests, submit and track candidates, approve timesheets and expenses, and run reports. Interaction between candidates and potential employers is increasingly being handled online.

Initially viewed as rivals, some Internet job-search companies and traditional employment agencies are now collaborating. While some Internet sites do not allow agencies to use their services to post jobs or look through resumes, others find that agencies are their biggest customers, earning the sites a large percentage of their revenue. Some staffing companies contract to help client employers find workers online.

Competition

Our staffing divisions face competition in attracting clients as well as temporary candidates. The staffing industry is highly competitive, with a number of firms offering services similar to those provided by us on a national, regional or local basis. In many areas, the local staffing companies are our strongest competitors. The most significant competitive factors in the staffing business are price and reliability of service. We believe its competitive advantage stems from its experience in niche markets, and commitment to the specialized employment market, along with its growing global presence.

The staffing industry is characterized by a large number of competing companies in a fragmented sector. Major competitors also exist across the sector, but as the industry affords low barriers to entry, new entrants are constantly introduced to the marketplace.

The top layer of competitors includes large corporate staffing and employment companies which have yearly revenue of $75 million or more. The next (middle) layer of the competition consists of medium-sized entities with yearly revenue of $10 million or more. The largest portion of the marketplace is the bottom layer of this competitive landscape consisting of small, individual-sized or family-run operations. As barriers to entry are low, sole proprietors, partnerships and small entities routinely enter the industry.

Employees

We employ approximately 265 full-time employees as part of our internal operations. Additionally, we employ more than 6,000 individuals that are placed directly with our clients through our various operating subsidiaries.

Available Information

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports on our website at www.staffing360solutions.com as soon as reasonably practicable after those reports and other information is electronically filed with, or furnished to, the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS.

There are numerous and varied risks that may prevent us from achieving our goals, including those described below. You should carefully consider the risks described below and the other information included in this Form 10-K, including our consolidated financial statements and related notes. Our business, financial condition, and results of operations could be harmed by any of the following risks. If any of the events or circumstances described below were to occur, our business, the financial condition and the results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and investors could lose part or all of their investment. The risks below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition or results of operations.

Risk Factor Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report and our other filings with the SEC, before making an investment decision regarding our common stock.

- We have incurred significant losses since our inception and may continue to incur losses and thus may never achieve or maintain profitability;
- Our debt level could negatively impact our financial condition, results of operations and business prospects;
- Our debt instruments contain covenants that could limit our financing options and liquidity position, which would limit our ability to grow our business;
- The Jackson Note is secured by substantially all of our assets that are not secured by our revolving loans facility with Midcap in the U.S. and HSBC in the U.K., and the terms of the Jackson Note may restrict our current and future operations. Additionally, Jackson may be able to exert significant influence over us as our senior secured lender;
- We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline;
- We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations;
- The continuing uncertainty surrounding the implementation of Brexit and future arrangements between the U.K and the European Union may impact our U.K. operations;
- Our revenue may be adversely affected by fluctuations in currency exchange rates;
- Our revenue can vary because our customers can terminate their relationship with us at any time with limited or no penalty;
- We operate in an intensely competitive and rapidly changing business environment, and there is a substantial risk that our services could become obsolete or uncompetitive;
- We have been and may be exposed to employment-related claims and losses, including class action lawsuits, which could have a material adverse effect on our business;
- Our growth of operations could strain our resources and cause our business to suffer;
- Our strategy of growing through acquisitions may impact our business in unexpected ways;
- A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly;
- We depend on attracting, integrating, managing, and retaining qualified personnel;
- If we are unable to retain existing customers or attract new customers, our business and results of operations could suffer;
- We are dependent upon technology services, and if we experience damage, service interruptions or failures in our computer and telecommunications systems, our customer relationships and our ability to attract new customers may be adversely affected; and

- Our management has identified a material weakness in our internal control over financial reporting relating to the lack of a sufficient complement of competent finance personnel to appropriately account for, review and disclose the completeness and accuracy of transactions entered into by the Company. This material weakness, if not remediated, could result in material misstatements in our consolidated financial statements. We may be unable to develop, implement and maintain appropriate internal controls over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results and current and potential stockholders may lose confidence in our financial reporting.
- Our management has identified a material weakness in our internal control over our goodwill assessment relating to the lack of a sufficient process for determining the valuation of goodwill assets. This material weakness, if not remediated, could result in material misstatements in our consolidated financial statements.

Risks Relating to Our Organization and Our Financial Condition

We have incurred significant losses since our inception and may continue to incur losses and thus may never achieve or maintain profitability.

We have incurred substantial losses since our inception, anticipate that we will continue to incur losses for the foreseeable future and may not achieve or sustain profitability. Because of the numerous risks and uncertainties associated with the staffing industry, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Expected future operating losses will have an adverse effect on our cash resources, stockholders' equity and working capital. Our negative working capital and liquidity position combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about our ability to continue as a going concern.

Our failure to become and remain profitable could depress the value of our common stock and impair our ability to raise capital, expand our business, maintain our development efforts, diversify our portfolio of staffing companies, or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment. For more detailed discussion of the risks related to the COVID-19 pandemic, please see "The recent COVID-19 pandemic has adversely affected our business and may continue to adversely affect our business until the pandemic is resolved" above.

Our independent registered public accounting firm has included an explanatory paragraph in its report as of and for the year ended December 31, 2022 expressing substantial doubt in our ability to continue as a going concern based on our negative working capital and liquidity position combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic and other macro-economic indicators. Our consolidated financial statements do not include any adjustments that might result from the outcome of this going concern uncertainty and have been prepared under the assumption that we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we are unable to continue as a going concern, we may be forced to liquidate our assets which would have an adverse impact on our business and developmental activities. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The reaction of investors to the inclusion of a going concern statement by our independent registered public accounting firm and our potential inability to continue as a going concern may materially adversely affect our stock price and our ability to raise new capital or to enter into strategic alliances.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of December 31, 2022, our total gross debt was approximately $18,265. Our level of debt could have significant consequences to our stockholders, including the following:

- requiring the dedication of a substantial portion of cash flow from operations to make payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;
- requiring a substantial portion of our corporate cash reserves to be held as a reserve for debt service, limiting our ability to invest in new growth opportunities;
- limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;
- limiting the flexibility in planning for, or reacting to, changes in the business and industry in which we operate;
- increasing our vulnerability to both general and industry-specific adverse economic conditions including the economic consequences of the COVID-19 pandemic and its ongoing effects;
- putting us at a competitive disadvantage versus less leveraged competitors; and
- increasing vulnerability to changes in the prevailing interest rates.

Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. We had negative cash flows from operations for the fiscal year ended December 31, 2022, and we may not generate cash flow in the future sufficient to service our debt because of factors beyond our control, including but not limited to our ability to expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. A default on our debt obligations could have a material adverse effect on our business, financial condition and results of operations and may cause you to lose all or part of your investment.

Further, the outstanding Amended and Restated Senior Secured 12% Promissory Note (the "Jackson Note") issued to Jackson Investment Group LLC ("Jackson") and due October 14, 2024 contains certain customary financial covenants, and we have had instances of non-compliance. Management has historically been able to obtain, from Jackson, waivers of any non-compliance and management expects to continue to be able to obtain necessary waivers in the event of future non-compliance; however, there can be no assurance that we will be able to obtain such waivers, and should Jackson refuse to provide a waiver in the future, the outstanding debt under the agreement could become due immediately. Our financing with MidCap Funding X Trust ("MidCap") includes customary financial covenants and we have had instances of non-compliance. We have been able to obtain forbearance of any non-compliance from MidCap, and management expects to continue to be able to obtain necessary forbearance in the event of future non-compliance; however, there can be no assurance that we will be able to obtain such forbearance, and should MidCap refuse to provide a forbearance in the future, the outstanding debt under the agreement could become due immediately, which exceeds our current cash balance.

Our debt instruments contain covenants that could limit our financing options and liquidity position, which would limit our ability to grow our business.

Covenants in our debt instruments impose operating and financial restrictions on us. These restrictions prohibit or limit our ability to, among other things:

- pay cash dividends to our stockholders, subject to certain limited exceptions;
- redeem or repurchase our common stock or other equity;
- incur additional indebtedness;
- permit liens on assets;
- make certain investments (including through the acquisition of stock, shares, partnership or limited liability company interests, any loan, advance or capital contribution);
- sell, lease, license, lend or otherwise convey an interest in a material portion of our assets;
- cease making public filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- sell or otherwise issue shares of our common stock or other capital stock subject to certain limited exceptions.

Our failure to comply with the restrictions in our debt instruments could result in events of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. The holders of our debt may require fees and expenses to be paid or other changes to terms in connection with waivers or amendments. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates. In addition, these restrictions may limit our ability to obtain additional financing, withstand downturns in our business or take advantage of business opportunities.

The Jackson Note is secured by substantially all of our assets that are not secured by our revolving loan facility with Midcap and HSBC in the U.K., and the terms of the Jackson Note may restrict our current and future operations. Additionally, Jackson may be able to exert significant influence over us as our senior secured lender.

The Jackson Note contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that we believe may be in our long-term best interests. The Jackson Note includes covenants limiting or restricting, among other things, our ability to:

- incur or guarantee additional indebtedness;
- pay distributions on, redeem or repurchase shares of our capital stock or redeem or repurchase any of our subordinated debt;
- make certain investments;

- sell assets;
- enter into agreements that restrict distributions or other payments from our restricted subsidiaries;
- incur or allow the existence of liens;
- consolidate, merge or transfer all or substantially all of our assets; and
- engage in transactions with affiliates.

In addition, the Jackson Note contains financial covenants including, among other things, a fixed charge coverage ratio, minimum liquidity requirements and total leverage ratio. A breach of any of these financial covenants could result in a default under the Jackson Note. If any such default occurs, Jackson may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. In addition, following an event of default under the Jackson Note, Jackson will have the right to proceed against the collateral granted to it to secure the debt, which includes our available cash. If the debt under the Jackson Note was to be accelerated, we cannot assure you that our assets would be sufficient to repay in full our debt.

We review the recoverability of goodwill and other indefinite lived intangible assets annually as of the first day of our fiscal fourth quarter, and whenever events or circumstances indicate that the carrying value of a reporting unit, including goodwill, or an indefinite lived intangible asset may not be recoverable.

To evaluate goodwill and other indefinite lived intangible assets for impairment, we may use qualitative assessments to determine whether it is more likely than not that the fair value of a reporting unit, including goodwill, or an indefinite lived intangible asset is less than its carrying amount. The qualitative assessments require assumptions to be made regarding multiple factors, including the current operating environment, historical and future financial performance and industry and market conditions. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. Alternatively, we may elect to bypass the qualitative assessment and instead perform a quantitative impairment test to calculate the fair value of the reporting unit in comparison to its associated carrying value.

The quantitative impairment tests require us to make an estimate of the fair value of our reporting units. An impairment could be recorded as a result of changes in assumptions, estimates or circumstances, some of which are beyond our control. Because a number of factors may influence determinations of fair value of goodwill, we are unable to predict whether impairments of goodwill will occur in the future, and there can be no assurance that continued conditions will not result in future impairments of goodwill. The future occurrence of a potential indicator of impairment could include matters such as (i) a decrease in expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in our common stock price; (v) a significant adverse change in legal factors or the general business climate; and (vi) a significant downturn in employment markets in the United States. Any such impairment would result in us recognizing a non-cash charge in our consolidated statement of operations, which could adversely affect our business, results of operations and financial condition.

We cannot accurately predict the effect of the weakness in the national economy on our future operating results or the market price of our voting common stock.

The national economy in general is currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic downturn, which has adversely impacted the markets we serve. Any further deterioration in national or local economic conditions would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our voting common stock to decline. While it is impossible to predict how long these conditions may exist, the current economic downturn could present substantial risks for some time for the banking industry and for us. The Company currently does not have any exposure to Silicon Valley Bank, Signature Bank or other banks that have recently faced collapse.

We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline.

As of December 31, 2022, we had a working capital deficiency of $20,050, an accumulated deficit of $101,015 and a net loss for the fiscal year ended December 31, 2022 of $16,994. We will need to raise additional capital to pursue growth opportunities, improve our infrastructure, finance our operations and otherwise make investments in assets and personnel that will allow us to remain competitive. Additional capital would be used to accomplish the following:

- financing our current operating expenses;

- pursuing growth opportunities;
- making capital improvements to improve our infrastructure;
- hiring and retaining qualified management and key employees;
- responding to competitive pressures;
- complying with regulatory requirements; and
- maintaining compliance with applicable laws.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline further and existing stockholders may not agree with our financing plans or the terms of such financings. In connection with this offering, we may agree to amend the terms of certain of our outstanding warrants held by certain purchasers in this offering. Any such amendments may, among other things, decrease the exercise prices or increase the term of exercise of those warrants.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and we ultimately could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. Further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We review the recoverability of goodwill and other indefinite lived intangible assets annually as of the first day of our fiscal fourth quarter, and whenever events or circumstances indicate that the carrying value of a reporting unit, including goodwill, or an indefinite lived intangible asset may not be recoverable.

To evaluate goodwill and other indefinite lived intangible assets for impairment, we may use qualitative assessments to determine whether it is more likely than not that the fair value of a reporting unit, including goodwill, or an indefinite lived intangible asset is less than its carrying amount. The qualitative assessments require assumptions to be made regarding multiple factors, including the current operating environment, historical and future financial performance and industry and market conditions. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. Alternatively, we may elect to bypass the qualitative assessment and instead perform a quantitative impairment test to calculate the fair value of the reporting unit in comparison to its associated carrying value.

The quantitative impairment tests require us to make an estimate of the fair value of our reporting units. An impairment could be recorded as a result of changes in assumptions, estimates or circumstances, some of which are beyond our control. Because a number of factors may influence determinations of fair value of goodwill, we are unable to predict whether impairments of goodwill will occur in the future, and there can be no assurance that continued conditions will not result in future impairments of goodwill. The future occurrence of a potential indicator of impairment could include matters such as (i) a decrease in expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in our common stock price; (v) a significant adverse change in legal factors or the general business climate; and (vi) a significant downturn in employment markets in the U.S. Any such impairment would result in us recognizing a non-cash charge in our consolidated statement of operations, which could adversely affect our business, results of operations and financial condition.

We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

We require significant amounts of working capital to operate our business. We often have high receivables from our customers, and as a staffing company, we are prone to cash flow imbalances because we have to fund payroll payments to temporary workers before receiving payments from clients for our services. Cash flow imbalances also occur because we must pay temporary workers even when we have not been paid by our customers. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business. In particular, we use working capital to pay expenses relating to our temporary workers and to satisfy our workers' compensation liabilities. As a result, we must maintain sufficient cash availability to pay temporary workers and fund related tax liabilities prior to receiving payment from customers.

In addition, our operating results tend to be unpredictable from quarter to quarter. Demand for our services is typically lower during traditional national vacation periods in the U.S. and the U.K. when customers and candidates are on vacation. No single quarter is predictive of results of future periods. Any extended period of time with low operating results or cash flow imbalances could have a material adverse effect on our business, financial condition and results of operations.

We derive working capital for our operations through cash generated by our operating activities, equity raises, and borrowings under our debt instruments. If our working capital needs increase in the future, we may be forced to seek additional sources of capital, which may not be available on commercially reasonable terms. The amount we are entitled to borrow under our debt instruments is calculated monthly based on the aggregate value of certain eligible trade accounts receivable generated from our operations, which are affected by financial, business, economic and other factors, as well as by the daily timing of cash collections and cash outflows. The aggregate value of our eligible accounts receivable may not be adequate to allow for borrowings for other corporate purposes, such as capital expenditures or growth opportunities, which could reduce our ability to react to changes in the market or industry conditions.

We face risks associated with litigation and claims.

We are a party to certain legal proceedings as further described under "Legal Proceedings". In addition, from time to time, we may become involved in various claims, disputes and legal or regulatory proceedings that arise in the ordinary course of business and relate to contractual and other obligations. Due to the uncertainties of litigation, we can give no assurance that we will prevail on any claims made against us in any such lawsuit. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have an adverse effect on our financial condition, liquidity or operating results. Adverse outcomes in some or all of these claims may result in significant monetary damages that could adversely affect our ability to conduct our business.

The continuing uncertainty surrounding the implementation of Brexit and future arrangements between the U.K and the European Union may impact our U.K. operations.

Pursuant to a June 2016 referendum, the U.K. left the European Union on January 31, 2020. Following a transition period, the U.K. and the European Union signed a Trade and Cooperation Agreement, which came into full force on May 1, 2021 and set out the foundation of the economic and legal framework for trade between the U.K. and the European Union. While we have yet to experience any negative impacts, there may continue to be economic uncertainty surrounding the consequences of Brexit and the U.K.'s future arrangements with the European Union that could adversely impact customer confidence, resulting in customers reducing their spending budgets on our services. There has been volatility in currency exchange rate fluctuations between the U.S. dollar relative to the British pound, which could continue, as well as market volatility, which contribute to instability in global financial and foreign exchange markets, political institutions, and regulatory agencies as negotiations of trade deals between the U.K. and the European Union, and also between the U.K. and other countries. These and other adverse consequences such as reduced consumer spending, deterioration in economic conditions, loss of key international employees, volatility in exchange rates, and prohibitive laws and regulations could have a negative impact on our business, operating results and financial condition.

Our revenue may be adversely affected by fluctuations in currency exchange rates.

A significant portion of our expenditures are derived or spent in British pounds. However, we report our financial condition and results of operations in U.S. dollars. As a result, fluctuations between the U.S. dollar and the British pound will impact the amount of our revenues and net income. For example, if the British pound appreciates relative to the U.S. dollar, the fluctuation will result in a positive impact on the revenues that we report. However, if the British pound depreciates relative to the U.S. dollar, which was the case during 2022, there will be a negative impact on the revenues we report due to such fluctuation. It is possible that the impact of currency fluctuations will result in a decrease in reported consolidated sales even though we may have experienced an increase in sales transacted in the British pound. Conversely, the impact of currency fluctuations may result in an increase in reported consolidated sales despite declining sales transacted in the British pound. The exchange rate from the U.S. dollar to the British pound has fluctuated substantially in the past and may continue to do so in the future. Though we may choose to hedge our exposure to foreign currency exchange rate changes in the future, there is no guarantee such hedging, if undertaken, will be successful.

Our revenue can vary because our customers can terminate their relationship with us at any time with limited or no penalty.

We focus on providing mid-level professional and light industrial personnel on a temporary assignment-by-assignment basis, which customers can generally terminate at any time or reduce their level of use when compared with prior periods. To avoid large placement agency fees, large companies may use in-house personnel staff, current employee referrals, or human resources consulting companies to find and hire new personnel. Because placement agencies typically charge a fee based on a percentage of the first year's salary of a new worker, companies with many jobs to fill have a large financial incentive to avoid agencies.

Our business is also significantly affected by our customers' hiring needs and their views of their future prospects. Our customers may, on very short notice, terminate, reduce or postpone their recruiting assignments with us and, therefore, affect demand for our services. As a result, a significant number of our customers can terminate their agreements with us at any time, making us particularly vulnerable to a significant decrease in revenue within a short period of time that could be difficult to quickly replace. This could have a material adverse effect on our business, financial condition and results of operations.

Most of our contracts do not obligate our customers to utilize a significant amount of our staffing services and may be cancelled on limited notice, so our revenue is not guaranteed.

Substantially all of our revenue is derived from multi-year contracts that are terminable for convenience. Under our multi-year agreements, we contract to provide customers with staffing services through work or service orders at the customers' request. Under these agreements, our customers often have little or no obligation to request our staffing services. In addition, most of our contracts are cancellable on limited notice, even if we are not in default under the contract. We may hire employees permanently to meet anticipated demand for services under these agreements that may ultimately be delayed or cancelled. We could face a significant decline in revenues and our business, financial condition or results of operations could be materially adversely affected if:

- we see a significant decline in the staffing services requested from us under our service agreements; or
- our customers cancel or defer a significant number of staffing requests; or our existing customer agreements expire or lapse and we cannot replace them with similar agreements.

We could be adversely affected by risks associated with acquisitions and joint ventures.

We are engaged in the acquisition of U.S. and U.K. based staffing companies, and our typical acquisition model is based on paying consideration in the form of cash, stock, earn-outs and/or promissory notes. To date, we have completed 11 acquisitions. We intend to expand our business through acquisitions of complementary businesses, services or products, subject to our business plans and management's ability to identify, acquire and develop suitable investments or acquisition targets in both new and existing service categories. In certain circumstances, acceptable investments or acquisition targets might not be available. Acquisitions involve a number of risks, including:

- difficulty in integrating the operations, technologies, products and personnel of an acquired business, including consolidating redundant facilities and infrastructure;
- potential disruption of our ongoing business and the distraction of management from our day-to-day operations;
- difficulty entering markets in which we have limited or no prior experience and in which competitors have a stronger market position;

- difficulty maintaining the quality of services that such acquired companies have historically provided; potential legal and financial responsibility for liabilities of acquired businesses;
- overpayment for the acquired company or assets or failure to achieve anticipated benefits, such as cost savings and revenue enhancements;
- increased expenses associated with completing an acquisition and amortizing any acquired intangible assets;
- challenges in implementing uniform standards, accounting policies, customs, controls, procedures and policies throughout an acquired business;
- failure to retain, motivate and integrate key management and other employees of the acquired business; and
- loss of customers and a failure to integrate customer bases.

Our business plan for continued growth through acquisitions is subject to certain inherent risks, including accessing capital resources, potential cost overruns and possible rejection of our business model and/or sales methods. Therefore, we provide no assurance that we will be successful in carrying out our business plan. We continue to pursue additional debt and equity financing to fund our business plan. We have no assurance that future financing will be available to us on acceptable terms or at all.

In addition, if we incur indebtedness to finance an acquisition, it may reduce our capacity to borrow additional amounts and require us to dedicate a greater percentage of our cash flow from operations to payments on our debt, thereby reducing the cash resources available to us to fund capital expenditures, pursue other acquisitions or investments in new business initiatives and meet general corporate and working capital needs. This increased indebtedness may also limit our flexibility in planning for, and reacting to, changes in or challenges relating to our business and industry. The use of our common stock or other securities (including those convertible into or exchangeable or exercisable for our common stock) to finance any such acquisition may also result in dilution of our existing shareholders.

The potential risks associated with future acquisitions could disrupt our ongoing business, result in the loss of key customers or personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial condition.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, associate or customer data, including personal data.

In connection with the operation of our business, we store, process and transmit a large amount of data, including personnel and payment information, about our employees, customers, associates and candidates, a portion of which is confidential and/or personally sensitive. In doing so, we rely on our own technology and systems, and those of third-party vendors we use for a variety of processes. We and our third-party vendors have established policies and procedures to help protect the security and privacy of this information. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

We have been and may be exposed to employment-related claims and losses, including class action lawsuits, which could have a material adverse effect on our business.

We employ people internally and in the workplaces of other businesses. Many of these individuals have access to customer information systems and confidential information. The risks of these activities include possible claims relating to:

- discrimination and harassment;
- wrongful termination or denial of employment;

- violations of employment rights related to employment screening or privacy issues;
- classification of temporary workers;
- assignment of illegal aliens;
- violations of wage and hour requirements;
- retroactive entitlement to temporary worker benefits;
- errors and omissions by our temporary workers;
- misuse of customer proprietary information;
- misappropriation of funds;
- damage to customer facilities due to negligence of temporary workers; and
- criminal activity.

We may incur fines and other losses or negative publicity with respect to these problems. In addition, these claims may give rise to litigation, which could be time-consuming and expensive. New employment and labor laws and regulations may be proposed or adopted that may increase the potential exposure of employers to employment-related claims and litigation. There can be no assurance that the corporate policies we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. There can also be no assurance that the insurance policies we have purchased to insure against certain risks will be adequate or that insurance coverage will remain available on reasonable terms or be sufficient in amount or scope of coverage.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation, as amended (the "Certificate of Incorporation") and our amended and restated bylaws (the "Bylaws") may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors (the "Board"). Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

- our Board has the exclusive right to expand the size of our Board and to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;

- a special meeting of stockholders may be called only by a majority of the Board, the executive chairman or the president, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- our stockholders do not have the right to cumulate votes in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- our Board may alter our Bylaws without obtaining stockholder approval;
- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the Board or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and
- our Board is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror.

In addition, the terms of the Jackson Note limit our ability to consolidate, merge, or transfer all or substantially all of our assets or to effect a change in control of ownership of our company. A breach of such restrictions could result in a default under the Jackson Note, under which Jackson may elect to declare all outstanding borrowings under the Jackson Note, together with accrued interest and other amounts payable thereunder, to be immediately due and payable.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Furthermore, our Certificate of Incorporation specifies that, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders, which may include federal claims and derivative actions, except that if no state court located within the State of Delaware has jurisdiction over such claims (including subject matter jurisdiction), the sole and exclusive forum for such claim shall be the federal district court for the District of Delaware. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action. Specifically, the choice of forum provision in requiring that the state courts of the State of Delaware be the exclusive forum for certain suits would (i) not be enforceable with respect to any suits brought to enforce any liability or duty created by the Exchange Act and (ii) have uncertain enforceability with respect to claims under the Securities Act of 1933, as amended (the "Securities Act"). The choice of forum provision in the Certificate of Incorporation does not have the effect of causing our stockholders to have waived our obligation to comply with the federal securities laws and the rules and regulations thereunder.

Risks Relating to Our Business and Industry

Our growth of operations could strain our resources and cause our business to suffer.

While we plan to continue growing our business organically through expansion, sales efforts, and strategic acquisitions, while maintaining tight controls on our expenses and overhead, lean overhead functions combined with focused growth may place a strain on our management systems, infrastructure and resources, resulting in internal control failures, missed opportunities, and staff attrition which could impact our business and results of operations.

Our strategy of growing through acquisitions may impact our business in unexpected ways.

Our growth strategy involves acquisitions that help us expand our service offerings and diversify our geographic footprint. We continuously evaluate acquisition opportunities, but there are no assurances that we will be able to identify acquisition targets that complement our strategy and are available at valuation levels accretive to our business.

Even if we are successful in acquiring, our acquisitions may subject our business to risks that may impact our results of operations, including:

- inability to integrate acquired companies effectively and realize anticipated synergies and benefits from the acquisitions;
- diversion of management's attention to the integration of the acquired businesses at the expense of delivering results for the legacy business;
- inability to appropriately scale critical resources to support the business of the expanded enterprise and other unforeseen challenges of operating the acquired business as part of our operations;
- inability to retain key employees of the acquired businesses and/or inability of such key employees to be effective as part of our operations;
- impact of liabilities of the acquired businesses undiscovered or underestimated as part of the acquisition due diligence;
- failure to realize anticipated growth opportunities from a combined business, because existing and potential clients may be unwilling to consolidate business with a single supplier or to stay with the acquirer post acquisition;
- impacts of cash on hand and debt incurred to finance acquisitions, thus reducing liquidity for other significant strategic objectives; and
- internal controls, disclosure controls, corruption prevention policies, human resources and other key policies and practices of the acquired companies may be inadequate or ineffective.

We operate in an intensely competitive and rapidly changing business environment, and there is a substantial risk that our services could become obsolete or uncompetitive.

The markets for our services are highly competitive. Our markets are characterized by pressures to provide high levels of service, incorporate new capabilities and technologies, accelerate job completion schedules and reduce prices. Furthermore, we face competition from a number of sources, including other executive search firms and professional search, staffing and consulting firms. Several of our competitors have greater financial and marketing resources than we do. New and existing competitors are aided by technology, and the market has low barriers to entry. Furthermore, Internet employment sites expand a company's ability to find workers without the help of traditional agencies. Personnel agencies often work as intermediaries, helping employers accurately describe job openings and screen candidates. Increasing the use of sophisticated, automated job description and candidate screening tools could make many traditional functions of staffing companies obsolete. Specifically, the increased use of the internet may attract technology-oriented companies to the professional staffing industry. Free social networking sites such as LinkedIn and Facebook are also becoming a common way for recruiters and employees to connect without the assistance of a staffing company.

Our future success will depend largely upon our ability to anticipate and keep pace with those developments and advances. Current or future competitors could develop alternative capabilities and technologies that are more effective, easier to use or more economical than our services. In addition, we believe that, with continuing development and increased availability of information technology, the industries in which we compete may attract new competitors. If our capabilities and technologies become obsolete or uncompetitive, our related sales and revenue would decrease. Due to competition, we may experience reduced margins on our services, loss of market share, and loss of customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to our Common Stock

We may not meet the continued listing requirements of The Nasdaq Capital Market, which could result in a delisting of our common stock.

Our common stock is listed on the Nasdaq Capital Market (Nasdaq"). We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common shares on Nasdaq. We have in the past received deficiency letters from the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement") or the minimum stockholders' equity requirement under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain stockholders' equity of at least $2.5 million (the "Stockholders' Equity Requirement").

For example, on June 3, 2020, we received a letter from the Staff (the "Staff") of Nasdaq notifying us that we were no longer in compliance with the Stockholders' Equity Requirement for continued listing on Nasdaq. A hearing before the Nasdaq Hearings Panel (the "Panel") was held on January 21, 2021, and we were granted an extension to regain compliance until February 28, 2021, which was subsequently further extended to May 31, 2021. On June 28, 2021, we received a letter from the Staff notifying us that the Panel determined that we had regained compliance with the Stockholders' Equity Requirement. The Panel also imposed a panel monitor (the "Panel Monitor") under Nasdaq Listing Rule 5815(d)(4)(A) for a period of one year from the date of the June 28, 2021 letter, during which period we were expected to remain in compliance with all of Nasdaq's continued listing requirements.

On February 23, 2022, we received a letter from the Staff notifying us that we were no longer in compliance with the Minimum Bid Price Requirement, for continued listing on Nasdaq. On April 12, 2022, we received a letter from Nasdaq notifying us that the Panel determined to grant our request for continued listing on Nasdaq, subject to, among other provisions, effecting a reverse stock split and demonstrating compliance with the Minimum Bid Price Requirement. On each of April 19, 2022 and May 20, 2022, we received letters from the Staff notifying us that as we had not yet filed our Form 10-K for the period ended January 1, 2022 and our Form 10-Q for the period ended April 2, 2022, each such matter serving as an additional basis for delisting our securities from Nasdaq under Nasdaq Listing Rule 5810(c)(2)(A). On May 4, 2022 the Panel granted us an extension request until July 11, 2022 to demonstrate compliance with the Minimum Bid Price Requirement.

On June 23, 2022, we effected the 1-for-10 Reverse Stock Split, on June 24, 2022, we filed our Annual Report on Form 10-K for the fiscal year ended January 1, 2022, and on July 14, 2022, we filed our Quarterly Report on Form 10-Q for the period ended April 2, 2022. On July 15, 2022, we received a letter from the Staff informing us that we had regained compliance with the Minimum Bid Price Requirement and the subsequent delinquency concerns as described above. The letter additionally informed us that we are in compliance with the terms of the Panel Monitor. We are now in compliance with the listing requirements required for continued listing on Nasdaq. Accordingly, the Panel determined to continue the listing of our securities on Nasdaq and the aforementioned matters are now closed.

If Nasdaq delists our common stock from trading on its exchange for failure to meet the listing standards, an investor would likely find it significantly more difficult to dispose of or obtain our shares, and our ability to raise future capital through the sale of our shares or issue our shares as consideration in acquisitions could be severely limited. Additionally, we may not be able to list our common stock on another national securities exchange, which could result in our securities being quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our common stock and reduced liquidity for the trading of our securities. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly.

Historically, the market price of our common stock has fluctuated over a wide range. There has been relatively limited trading volume in the market for our common stock, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for our common stock may adversely affect a stockholder's ability to sell its shares of common stock at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop we may be limited in our ability to raise capital by selling shares of common stock and our ability to acquire other companies or assets by using shares of our common stock as consideration. In addition, if there is a thin trading market or "float" for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile and it would be harder for a stockholder to liquidate any investment in our common stock. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

- our quarterly or annual operating results;
- changes in our earnings estimates;
- investment recommendations by securities analysts following our business or our industry;
- additions or departures of key personnel;
- changes in the business, earnings estimates or market perceptions of our competitors;
- our failure to achieve operating results consistent with securities analysts' projections;
- changes in industry, general market or economic conditions; and
- announcements of legislative or regulatory changes.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in the staffing industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our stock price.

We have suspended our dividends in the past and we may not pay dividends on our common stock for the foreseeable future.

We initiated a dividend program in early 2019 under which we intended to pay a regular quarterly cash dividend of $0.10 per share to holders of our common stock. The first such dividend was paid on February 28, 2019, to shareholders of record as of February 15, 2019, but subsequent dividends were suspended by our Board. In the future, our Board may, without advance notice, determine to initiate, reduce or suspend our dividends in order to maintain our financial flexibility and best position us for long-term success. The declaration and amount of future dividends is at the discretion of our Board and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our Board deems relevant. In addition, we are limited in our ability to pay dividends by certain of our existing agreements. In particular, our debt agreements only permit us to pay a quarterly cash dividend of one cent per share of common stock issued and outstanding, provided, that such cash dividend does not exceed $100 in the aggregate per fiscal quarter. We may not pay such dividends if any events of default exist under our debt agreements.

Accordingly, we cannot be certain if we will be able to pay quarterly cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must mainly rely on sales of their common stock after price appreciation, which may never occur, as the primary way to realize any future gains on their investment. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Upon our dissolution, you may not recoup all or any portion of your investment.

In the event of our liquidation, dissolution or winding-up, our proceeds and/or assets remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the stockholders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such our liquidation, dissolution or winding-up. In this event, you could lose some or all of your investment.

General Risk Factors

Global, market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, geopolitical issues, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions and the COVID-19 pandemic, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. In addition, there is a risk that one or more of our current or future service providers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

In addition, we face several risks associated with international business and are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes, economic sanctions, trade wars and their collateral impacts and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. There may be changes to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. In February 2022, armed conflict escalated between Russia and Ukraine. The sanctions announced by the U.S. and other countries, following Russia's invasion of Ukraine against Russia to date include restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions should the conflict further escalate. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

The COVID-19 pandemic and its ongoing effects has adversely affected our business and may continue to adversely affect our business.

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and spread globally. The COVID-19 pandemic has, from time to time, led to government-imposed quarantines, limitations on business activity and shelter-in-place mandates to mitigate or contain the virus, and has contributed to financial market volatility and uncertainty, significant disruptions in general commercial activity and the global economy, including in the U.S. and the U.K. where our operations are based. Much of the independent contractor work we provide to our clients is performed at the site of our clients. As a result, we are subject to the plans and approaches of our clients have made to address the COVID-19 pandemic, such as whether they support remote working or if they have simply closed their facilities and furloughed employees. To the extent that our clients were to decide or are required to close their facilities, or not permit remote work when they close facilities, we would no longer generate revenue and profit from that client. In addition, in the event that our clients' businesses suffer or close as a result of the COVID-19 pandemic, we may experience decline in our revenue or write-off of receivables from such clients. Developments such as social distancing and shelter-in-place directives have impacted our ability to deploy our staffing workforce effectively during the COVID-19 pandemic, thereby impacting contracts with customers in our commercial staffing and professional staffing business streams, and may continue to impact our business and results of operations should such measures be implemented again. While some government-imposed precautionary measures have been relaxed in certain countries or states, more strict measures may be put in place again due to a resurgence in COVID-19 cases or emergence of new variants of the virus.

Our business was impacted in the years ended December 31, 2022 and January 1, 2022, by numerous government-mandated lockdown periods in the U.S. and U.K. This had a large impact on the financial results of our numerous business streams, which differed in their financial recoveries primarily due to the geographies and industries in which they operate.

The ultimate impact of the COVID-19 pandemic and its ongoing effects continues to be highly uncertain and subject to future developments. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock and affect our ability to successfully raise needed capital. If we are unsuccessful in raising capital in the future, we may need to reduce activities, curtail or cease operations. The COVID-19 pandemic and its ongoing effects may continue to disrupt the marketplaces in which we operate, which may negatively affect our business, results of operations and overall liquidity, as it has previously.

We depend on attracting, integrating, managing, and retaining qualified personnel.

Our success is substantially dependent upon our ability to attract, integrate, manage and retain personnel who possess the skills and experience necessary to fulfill our customers' needs. Our ability to hire and retain qualified personnel could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors or modifications to our total compensation philosophy or competitor hiring programs. If we cannot attract, hire and retain qualified personnel, our business, financial condition and results of operations may suffer. Our future success also depends upon our ability to manage the performance of our personnel. Failure to successfully manage the performance of our personnel could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income. An overall tightening and competitive labor market in the U.S. employment market generally, especially in response to the COVID-19 pandemic, has been observed in the U.S. A sustained labor shortage or increased turnover rates within our employee base, caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate and our overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures, we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

We depend on our ability to attract and retain qualified temporary workers.

In addition to the members of our own team, our success is substantially dependent on our ability to recruit and retain qualified temporary workers who possess the skills and experience necessary to meet the staffing requirements of our customers. We are required to continually evaluate our base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is intense, and demand for these individuals is expected to remain strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available.

If we are unable to retain existing customers or attract new customers, our business and results of operations could suffer.

Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality services and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, either or both of which could have an adverse impact on our business and revenues.

We are dependent upon technology services, and if we experience damage, service interruptions or failures in our computer and telecommunications systems, our customer relationships and our ability to attract new customers may be adversely affected.

Our business could be interrupted by damage to or disruption of our computer and telecommunications equipment and software systems, and we may lose data. Our customers' businesses may be adversely affected by any system or equipment failure we experience. As a result of any of the foregoing, our relationships with our customers may be impaired, we may lose customers, our ability to attract new customers may be adversely affected and we could be exposed to contractual liability. Precautions in place to protect us from, or minimize the effect of, such events may not be adequate. If an interruption by damage to or disruption of our computer and telecommunications equipment and software systems occurs, we could be liable, and the market perception of our services could be harmed.

Our management has identified a material weakness in our internal control over financial reporting relating to the lack of a sufficient complement of competent finance personnel to appropriately account for, review and disclose the completeness and accuracy of transactions entered into by the Company. This material weakness, if not remediated, could result in material misstatements in our consolidated financial statements. We may be unable to develop, implement and maintain appropriate internal controls over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results and current and potential stockholders may lose confidence in our financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and the Sarbanes-Oxley Act of 2002 and the SEC rules require that our management report annually on the effectiveness of our internal control over financial reporting and our disclosure controls and procedures. Among other things, our management must conduct an assessment of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During the preparation of our financial statements for the year ended December 31, 2022, we and our auditors identified a material weakness in our internal control over financial reporting. We lack a sufficient complement of competent finance personnel to appropriately account for, review, and disclose the completeness and accuracy of transactions entered into by us. In addition, the Company has ineffective design and operating effectiveness over forecasts used in our annual goodwill and intangibles evaluation. As part of our remediation plan, we hired additional employees and external consultants who have the technical skillset to improve our financial reporting; implement new policies, procedures and controls; properly review transactions recorded and classified in the financial statements; provide effective design and operating effectiveness over forecasts; and ensure proper accounting and related disclosures for complex accounting matters when necessary both in the U.S. and U.K.

Although we are working to remedy the material weaknesses in our internal controls over financial reporting discussed above and have so far implemented additional controls relating to payroll, treasury, and accounts payable, there can be no assurance as to when the remediation plan will be fully developed, when it will be fully implemented or the aggregate cost of implementation. Until our remediation plan is fully implemented, our management will continue to devote significant time and attention to these efforts. If we do not complete our remediation in a timely fashion, or at all, or if our remediation plan is inadequate, there will continue to be an increased risk that we will be unable to timely file future periodic reports with the SEC and that our future consolidated financial statements could contain errors that will be undetected. Further and continued determinations that there are material weaknesses in the effectiveness of our internal control over financial reporting relating the above items could also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures of both money and our management's time to comply with applicable requirements.

Any failure to implement or maintain required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, or could result in material misstatements in our consolidated financial statements. These misstatements could result in a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations, reduce our ability to obtain financing or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

The ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 require us to identify material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Our management, including our Chief Executive Officer and Principal Financial Officer, does not expect that our internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our business have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of our business or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In addition, discovery and disclosure of a material weakness could have a material adverse impact on our financial statements. Such an occurrence could discourage certain customers or suppliers from doing business with us, cause downgrades in our future debt ratings leading to higher borrowing costs and affect how our stock trades. This could, in turn, negatively affect our ability to access public debt or equity markets for capital.

Our compliance with complicated regulations concerning corporate governance and public disclosure has resulted in additional expenses.

We are faced with expensive, complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure. In addition, as a staffing company, we are regulated by the U.S. Department of Labor, the Equal Employment Opportunity Commission, and often by state authorities. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing compliance work.

Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price. Our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The requirements of being a public company place significant demands on our resources.

As a public company, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and Nasdaq, have imposed various requirements on public companies. New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and changes in required accounting practices and rules adopted by the SEC and Nasdaq, would likely result in increased costs to us as we respond to their requirements.

Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The Company leases 6,960 square feet of space at 757 Third Avenue, 27th Floor, New York, NY 10017, its headquarters and principal location. The Company's lease for this space will expire in 2029. The Company currently has a total of 17 facilities throughout the U.S. and the U.K. This includes U.K. offices in London and Redhill, England, as well as offices in the following states in the U.S.: New York, Connecticut, Massachusetts, Rhode Island, and North Carolina.

All offices are operated from leased space ranging from approximately 1,200 to 10,000 square feet, typically through operating leases with terms that range from six months to ten years, and thus with expirations from 2023 through 2029. We believe that our facilities are adequate for our current requirements and that the Company's leasing strategies provide us with sufficient flexibility to accommodate our business needs.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may become involved in lawsuits, investigations and claims that arise in the ordinary course of business.

Whitaker v. Monroe Staffing Services, LLC & Staffing 360 Solutions, Inc.

On December 5, 2019, former owner of Key Resources, Inc. ("KRI"), Pamela D. Whitaker ("Whitaker" or "Plaintiff"), filed a complaint in Guilford County, North Carolina (the "North Carolina Action") asserting claims for breach of contract and declaratory judgment against Monroe Staffing Services LLC ("Monroe") and the Company (collectively, the "Defendants") arising out of the alleged non-payment of certain earn-out payments and interest purportedly due under a share purchase agreement (the "Whitaker Share Purchase Agreement") pursuant to which Whitaker sold all issued and outstanding shares in her staffing agency, KRI, to Monroe in August 2018. Whitaker sought $4,054,395 in alleged damages.

Defendants removed the action to the Middle District of North Carolina on January 7, 2020, and Plaintiff moved to remand on February 4, 2020. Briefing on the motion to remand concluded on February 24, 2020. Separately, Defendants moved to dismiss the action on January 14, 2020, based on Plaintiff's failure to state a claim, improper venue, and lack of personal jurisdiction as to defendant Staffing 360 Solutions, Inc. Alternatively, Defendants sought a transfer of the action to the Southern District of New York, based on the plain language of the Whitaker Share Purchase Agreement's forum selection clause. Briefing on Defendants' motion to dismiss concluded on February 18, 2020. On February 28, 2020, Plaintiff moved for leave to file an amended complaint. Defendants filed their opposition to the motion for leave on March 19, 2020. Plaintiff thereafter filed a reply.

On June 29, 2020, Magistrate Judge Joe L. Webster issued a Report and Recommendation on the pending motions, recommending that Defendants' motion to dismiss be granted with regard to Defendants' request to transfer the matter to the Southern District of New York, and denied in all other regards without prejudice to Defendants raising those arguments again in the new forum. Magistrate Judge Webster also recommended that Plaintiff's motion to remand be denied and motion to amend be left to the discretion of the Southern District of New York.

Plaintiff filed an objection to the Report and Recommendation on July 9, 2020. Defendants responded on July 23, 2020. On February 19, 2021, the District Court issued a decision that reversed the Magistrate Judge's Order. The District Court granted Plaintiff's motion to remand and denied Defendants' motion to dismiss as moot. Defendants filed a Notice of Appeal to the Fourth Circuit on February 25, 2021, and filed their opening brief on April 21, 2021. Plaintiff filed her response brief on May 21, 2021, and Defendants replied on June 11, 2021. Oral argument was held on March 9, 2022. On July 22, 2022, the Fourth Circuit issued a decision to vacate the District Court's decision and ordered the North Carolina District Court to transfer the North Carolina Action to the Southern District of New York for adjudication there in accordance with the Whitaker Share Purchase Agreement's forum selection clause.

Monroe Staffing Services, LLC & Staffing 360 Solutions, Inc. v. Whitaker

Separately, on February 26, 2020, the Company and Monroe filed an action against Whitaker in the United States District Court for the Southern District of New York (Case No. 1:20-cv-01716) (the "New York Action"). The New York Action concerns claims for breach of contract and fraudulent inducement arising from various misrepresentations made by Whitaker to the Company and Monroe in advance of, and included in, the Whitaker Share Purchase Agreement. The Company and Monroe are seeking damages in an amount to be determined at trial but in no event less than $6,000. On April 28, 2020, Whitaker filed a motion to dismiss the New York Action on both procedural and substantive grounds. On June 11, 2020, Monroe and the Company filed their opposition to Whitaker's motion to dismiss. On July 9, 2020 Whitaker filed reply papers in further support of the motion.

On October 13, 2020, the Court denied Whitaker's motion to dismiss, in part, and granted the motion, in part. The Court rejected Whitaker's procedural arguments but granted the motion on substantive grounds. However, the Court ordered that Monroe and the Company may seek leave to amend the complaint by letter application by December 1, 2020. Monroe and the Company filed a letter of motion for leave to amend and a proposed Amended Complaint on December 1, 2020. On January 5, 2021, Whitaker filed an opposition to the letter motion. On January 25, 2021, Monroe and the Company filed a reply in further support of the letter motion. On March 9, 2021, the Court granted Monroe and the Company's motion for leave to amend, in part, and denied the motion, in part. The Court rejected Monroe and the Company's claim for fraudulent inducement but granted the motion for leave to amend their breach of contract claim. Monroe and the Company filed their amended complaint on March 12, 2021.

On April 9, 2021, Whitaker renewed her motion to dismiss on procedural grounds, requesting dismissal of the action or, in the alternative, a stay of the proceeding pending adjudication on the merits of the North Carolina Action. On May 14, 2021, Monroe and the Company filed an opposition to the motion to dismiss. On June 21, 2021, Whitaker filed a reply in further support of the motion. The Court referred the case to Magistrate Judge Barbara Moses, who held oral argument on the motion on November 9, 2021. On March 8, 2022, Magistrate Judge Moses stayed the action pending a decision by the Fourth Circuit on the appeal filed by Monroe and the Company in the North Carolina Action.

In light of the Fourth Circuit's issuance of its July 22, 2022, decision and order transferring the North Carolina Action to the Southern District of New York, on August 1, 2022, the parties to the New York Action wrote to the Magistrate overseeing the matter to request a conference to address, inter alia, the resumption of discovery in light of the Fourth Circuit's Order issued on July 22, 2022. On August 3, 2022, Magistrate Judge Moses lifted the stay previously imposed in the matter and ordered the parties to appear at a teleconference held on August 16, 2022. At the teleconference, the parties agreed that the North Carolina Action would be dismissed following its transfer to the Southern District of New York without prejudice to Whitaker's right to assert the same causes of action, based on substantially similar allegations, as counterclaims in the New York Action and that Whitaker would have until September 30, 2022, to do so. The Court ordered the parties to submit a stipulation to this effect by August 23, 2022. Per the Court's Order, on August 22, 2022, the parties filed a stipulation and proposed order whereby the parties agreed that Whitaker would voluntarily dismiss the North Carolina Action, and would reassert the causes of action set forth in the Proposed Amended Complaint filed in the North Carolina Action as counterclaims in the New York Action; and set forth deadlines for the filing of Whitaker's answer and counterclaims Plaintiffs' response to such counterclaims. The Court so-ordered that stipulation on August 23, 2022.

On September 30, 2022, Whitaker filed an answer and counterclaims, including (1) a cause of action for breach of contract, which was substantially similar to Whitaker's breach of contract in the North Carolina Action (the "Breach of Contract Counterclaim"), and (2) a cause of action under New York and North Carolina consumer protection statutes, asserting that that Plaintiffs exhibited a pattern and practice in the purchase of businesses similar to KRI by which they allegedly, "endeavor[ ] to acquire the purchased company at a discount of the agreed-upon purchase price by making an initial down payment, then reneging on payment of deferred compensation or earnouts and fabricating a pretextual reason for nonpayment at the time the deferred compensation or earnouts become due" (the Consumer Protection Counterclaim"). For the Consumer Protection Counterclaim, Defendant seeks to recover the full amount of the Earnout Payments ($4,054,396)—the very same damages sought by Defendant's Contract Counterclaim—as well as trebled damages pursuant to the North Carolina statute, and interest.

On October 12, 2022, the parties filed a joint pre-conference statement pursuant to the court's August 24, 2022, order scheduling an initial case management conference. Pursuant to that order, on October 19, 2022, the Court held an initial case management conference. Later that day, the Court issued an initial case management order which set forth relevant deadlines, including the close of fact discovery on April 21, 2023, and the close of all discovery (including expert discovery) on July 19, 2023.

On November 11, 2022, Plaintiffs moved to dismiss the Consumer Protection Counterclaim. Briefing on Plaintiffs' motion was completed on December 22, 2022. The motion to dismiss remains pending. Monroe and the Company intend to pursue their claims vigorously.

As of the date of this filing, we are not aware of any other material legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject, other than as disclosed above.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Shares of the Company's common stock are traded on Nasdaq under the ticker symbol "STAF."

Holders of Common Stock

As of May 18, 2023, there were approximately 504 shareholders of record of the Company's common stock.

Recent Sales of Unregistered Securities

Other than those sales of unregistered securities that have been disclosed by the Company in its Quarterly Reports on Form 10-Q or its Current Reports on Form 8-K, the following are the only sales of unregistered securities during the period January 2, 2022 through December 31, 2022 - we issued 5,000 shares of common stock to each of Terri MacInnis and Harvey Bibicoff, with an aggregate value of $30 in return for investor relations advisory services. The shares were issued in reliance upon an exemption pursuant to Section 4(a)(2) of the Securities Act.

Dividends

We initiated a dividend program in early 2019 under which we intended to pay a regular quarterly cash dividend of $0.10 per share to holders of our common stock. The first such dividend was paid on February 28, 2019 to shareholders of record as of February 15, 2019, but subsequent dividends were suspended by our Board. In the future, our Board may, without advance notice, determine to initiate, reduce or suspend our dividends in order to maintain our financial flexibility and best position us for long-term success. The declaration and amount of future dividends is at the discretion of our Board and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our Board deems relevant. In addition, we are limited in our ability to pay dividends by certain of our existing agreements. In particular, our debt agreements only permit us to pay a quarterly cash dividend of one cent per share of common stock issued and outstanding, provided that such cash dividend does not exceed $100 in the aggregate per fiscal quarter.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. This section includes a number of forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our current views with respect to future events and financial performance. All statements that address expectations or projections about the future, including, but not limited to, statements about our plans, strategies, adequacy of resources and future financial results (such as revenue, gross profit, operating profit, cash flow), are forward-looking statements. Some of the forward-looking statements can be identified by words like "anticipates," "believes," "expects," "may," "will," "can," "could," "should," "intends," "project," "predict," "plans," "estimates," "goal," "target," "possible," "potential," "would," "seek," and similar references to future periods. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions that are difficult to predict. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: negative outcome of pending and future claims and litigation; our ability to access the capital markets by pursuing additional debt and equity financing to fund our business plan and expenses on terms acceptable to us or at all; and our ability to comply with our contractual covenants, including in respect of our debt; potential cost overruns and possible rejection of our business model and/or sales methods; weakness in general economic conditions and levels of capital spending by customers in the industries we serve; weakness or volatility in the financial and capital markets, which may result in the postponement or cancellation of our customers' capital projects or the inability of our customers to pay our fees; delays or reductions in U.S. government spending; credit risks associated with our customers; competitive market pressures; the availability and cost of qualified labor; our level of success in attracting, training and retaining qualified management personnel and other staff employees; changes in tax laws and other government regulations, including the impact of health care reform laws and regulations; the possibility of incurring liability for our business activities, including, but not limited to, the activities of our temporary employees; our performance on customer contracts; and government policies, legislation or judicial decisions adverse to our businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We assume no obligation to update such statements, whether as a result of new information, future events or otherwise, except as required by law. We recommend readers to carefully review the entirety of this Annual Report, including the "Risk Factors" in Item 1A of this Annual Report and the other reports and documents we file from time to time with the Securities and Exchange Commission ("SEC"), particularly our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Overview

We are incorporated in the state of Delaware. As a rapidly growing public company in the international staffing sector, our high-growth business model is based on finding and acquiring suitable, mature, profitable, operating, U.S. and U.K. based staffing companies. Our targeted consolidation model is focused specifically on the Professional Business Stream and Commercial Business Stream disciplines.

The Company focuses on five strategic verticals that represent sub-segments of the staffing industry. These five strategic pillars, Accounting & Finance, Information Technology, Engineering, Administration, and Commercial are the basis for the Company's sales and revenue generation and its growth acquisition targets. The acquisition of Headway in May 2022 added 33% revenue, or $60.7 million to $184.1 million of revenue from the business excluding Headway. In addition, it added strategic levers that the Company will build upon moving forward. The Headway business included approximately $60 million in EOR ("Employer of Record") service contracts. EOR projects are typically large volume, long-term providing HR outsourcing of payroll and benefits for a contingent workforce. EOR projects while priced with lower gross margin percentages than traditional temporary staffing assignments, yield a comparable contribution as a result of lower costs to deliver these services. Typical contribution for EOR projects would be 80-85% of the gross profit earned, compared to 40-50% for traditional staffing which negates the impact of lower gross margins. This EOR service offering could be easily added to the Company's other Brands, providing for a growth element within the existing client base, both in the US and UK markets. The Headway business also brought an active workforce in all 50 states in the US, as well as Puerto Rico and Washington DC. This will provide for potential expansion of accounts for all brands in the group's portfolio ("Brands").

The Company has developed a centralized, sales and recruitment hub in both the US and UK markets. The addition of Headway, with its single office, and nationwide coverage for operations, supports and accelerates the Company's objective of driving efficiencies through the use of technology, deemphasizing bricks and mortar, supporting more efficient and cost-effective service delivery for all Brands.

The Company has a management team with significant operational and M&A experience. The combination of this management experience and the increased opportunity for expansion of its Core Brands with EOR services and nationwide expansion, provide for the opportunity of significant organic growth, while plans to continue its business model, finding and acquiring suitable, mature, profitable, operating, U.S. and U.K. based staffing companies continues.

We effected a one-for-ten reverse stock split on June 24, 2022 (the "Reverse Stock Split"). All share and per share information in the consolidated financial statements has been retroactively adjusted to reflect the Reverse Stock Split.

Business Model, Operating History and Acquisitions

We are a high-growth international staffing company engaged in the acquisition of U.S. and U.K. based staffing companies. As part of our consolidation model, we pursue a broad spectrum of staffing companies supporting primarily the Professional and Commercial Business Streams. Our typical acquisition model is based on paying consideration in the form of cash, stock, earn-outs and/or promissory notes. In furthering our business model, we are regularly in discussions and negotiations with various suitable, mature acquisition targets. To date, we have completed 11 acquisitions since November 2013.

Recent Developments

COVID-19

In December 2019, a strain of coronavirus ("COVID-19") was reported to have surfaced in Wuhan, China, and has spread globally, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in affected countries. The COVID-19 pandemic and its ongoing effects are continuing to impact worldwide economic activity, and activity in the U.S. and the U.K. where our operations are based. Much of the independent contractor work we provide to our clients is performed at the site of our clients. Given that the magnitude and duration of COVID-19's impact on our business and operations remain uncertain, the continued spread of COVID-19 (including the emergence and persistence of variants relating thereto) and the imposition of related public health containment measures and travel and business restrictions could have a material adverse impact on our business, financial condition, operating results, and cash flows. While workforce disruptions relating to COVID-19 had largely subsided by the end of Fiscal 2022, a resurgence of COVID-19 or emergence of new and more infectious strains of COVID-19 or other viruses could negatively impact revenue in fiscal year 2023 and the Company's overall liquidity.

While the ultimate economic impact brought by, and the duration of, the COVID-19 pandemic and its ongoing effects may be difficult to assess or predict, the pandemic has resulted in significant disruptions in general commercial activity and the global economy and caused financial market volatility and uncertainty in significant and unforeseen ways in the recent years. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise needed capital. If we are unsuccessful in raising capital in the future, we may need to reduce activities, curtail, or cease operations.

In addition, the continuation or worsening of the COVID-19 pandemic, its ongoing effects or an outbreak of other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition, and results of operations. In as much as we could, we have planned measures to navigate through a possible economic downturn should one occur.

Nasdaq Bid Price Requirement

On February 23, 2022, we received a letter from the Listing Qualifications of Nasdaq notifying us that we were no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Requirement"), for continued listing on Nasdaq. Pursuant to the Panel Decision, we were not eligible for the 180-day bid price compliance period set forth in the Listing Rules. On March 2, 2022, we timely requested a hearing before the Panel, which was held on March 31, 2022. On April 12, 2022, we received a letter from Nasdaq notifying us that the Panel determined to grant our request for continued listing on Nasdaq, subject to the following: (i) on or about May 2, 2022, we would advise the Panel of the status of the proxy statement it plans to file to obtain shareholder approval for a reverse stock split, (ii) on or about May 23, 2022, we would advise the Panel on the status of the shareholder meeting we plan to hold to obtain approval of the reverse stock split, (iii) on or about May 26, 2022, we would affect a reverse stock split and (iv) on or before about June 22, 2022, we would demonstrate compliance with the Bid Price Requirement by evidencing a closing bid price above $1.00 per share for the previous ten consecutive trading sessions. On each of April 19, 2022, and May 20, 2022, we received letters from the Staff notifying us that as we had not yet filed our Form 10-K for the period ended January 1, 2022 and our Form 10-Q for the period ended April 2, 2022, each such matter serving as an additional basis for delisting our securities from Nasdaq under Nasdaq Listing Rule 5810(c)(2)(A). On May 4, 2022, the Panel granted us an extension request until July 11, 2022 to demonstrate compliance with the Bid Price Requirement.

On June 23, 2022, we effected the Reverse Stock Split, on June 24, 2022, we filed our Annual Report on Form 10-K for the year ended January 1, 2022, and on July 14, 2022, we filed our Quarterly Report on Form 10-Q for the period ended April 2, 2022. On July 15, 2022, we received a letter from the Staff informing the Company that it had regained compliance with the Rule and the subsequent delinquency concerns as described above. The letter additionally informed us that we were in compliance with the terms of the Panel Monitor. We are now in compliance with the listing requirements required for continued listing on Nasdaq. Accordingly, the Panel determined to continue the listing of our securities on Nasdaq and the matter is now closed.

Headway Acquisition

On April 18, 2022, we entered into a Stock Purchase Agreement with Headway, pursuant to which, among other things, the Company agreed to purchase all of the issued and outstanding securities of Headway in exchange for (i) a cash payment of $14, and (ii) 9,000,000 shares of our Series H Convertible Preferred Stock, with a value equal to the Closing Payment, as defined in the Stock Purchase Agreement. On May 18, 2022, the Headway Acquisition closed.

The purchase price in connection with the Headway Acquisition was $9,000, subject to adjustment as provided in the Stock Purchase Agreement. Pursuant to certain covenants in the Stock Purchase Agreement, we may be subject to a Contingent Payment of up to $4,450 based on the Adjusted EBITDA (such term as defined in the Stock Purchase Agreement) of Headway during the Contingent Period (such term as defined in the Stock Purchase Agreement). The purpose of the acquisition was to expand the market share of our primary business by providing future economic benefit of expanding services. We anticipate that the Headway Acquisition will provide us the ability to integrate the business of Headway into our existing temporary professional staffing business in the US within the expected timeframe which would enable us to operate more effectively and efficiently and to create synergy and to lower costs of operations.

July 2022 Private Placement

On July 1, 2022, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of a private placement of 657,858 shares of common stock or pre-funded warrants to purchase shares of common stock, and warrants (the "July 2022 Warrants") to purchase up to 657,858 shares of common stock, with an exercise price of $5.85 per share. The July 2022 Warrants are exercisable immediately upon issuance and have a term of exercise equal to five and one-half years from the date of issuance. The combined purchase price for one share of common stock (or pre-funded warrant) and one associated warrant to purchase one share of common stock was $6.10.

In connection with the private placement, each investor entered into Warrant Amendment Agreements to amend the exercise prices of certain existing warrants to purchase up to an aggregate of 657,858 shares of our common stock that were previously issued to the investors, with exercise prices ranging from $18.50 to $38.00 per share and expiration dates ranging from July 22, 2026, to November 1, 2026. The Warrant Amendment Agreements became effective upon the closing of the July 2022 Private Placement and pursuant to the Warrant Amendment Agreements, the amended warrants have a reduced exercise price of $5.85 per share and expire five and one-half years following the closing of the July 2022 Private Placement.

We used the net proceeds received from the private placement for general working capital purposes.

Note Purchase Agreement with Jackson Investment Group, LLC

On October 27, 2022, the Company entered into the Third Amended and Restated Note Purchase Agreement with Jackson, which amended and restated the Amended Note Purchase Agreement, dated October 26, 2020, as amended, and issued to Jackson the Jackson Note, with a remaining outstanding principal balance of approximately $9.0 million.

Under the terms of the Third Amended and Restated Note Purchase Agreement and Jackson Note, the Company is required to pay interest on the Jackson Note at a per annum rate of 12% and in the event the Company has not repaid in cash at least 50% of the outstanding principal balance of the Jackson Note by October 27, 2023, then interest on the outstanding principal balance of the Jackson Note shall continue to accrue at 16% per annum of the outstanding principal balance of the Jackson Note until the Jackson Note is repaid in full. The Third Amended and Restated Note Purchase Agreement also extends the maturity date of the Jackson Note from October 28, 2022, to October 14, 2024.

In addition, pursuant to the terms of the Third Amended and Restated Note Purchase Agreement, until all principal interest and fees due pursuant to the Third Amended and Restated Note Purchase Agreement and the Jackson Note are paid in full by the Company and are no longer outstanding, Jackson shall have a first call over 50% of the net proceeds from all common stock equity raises the Company conducts, which shall be used to pay down any outstanding obligations due pursuant to the Note Documents. The Jackson Note continues to be secured by substantially of the Company and its subsidiaries' assets pursuant to the Amended and Restated Security Agreement with Jackson, dated September 15, 2017, as amended, and as further amended by the Omnibus Agreement (as defined below) on October 27, 2022.

In connection with the Third Amended and Restated Note Purchase Agreement, the Company issued 100,000 shares of its common and a warrant to purchase up to 24,332 shares of common stock at an exercise price of $3.06 per share which is exercisable six months from October 27, 2022, and expires on October 27, 2027.

Omnibus Amendment and Reaffirmation Agreement with Jackson

On October 27, 2022, in connection with the Third Amended and Restated Note Purchase Agreement, the Company entered into an Omnibus Amendment and Reaffirmation Agreement (the "Omnibus Agreement") with Jackson, which, among other things, amends (i) the Amended and Restated Pledge Agreement, dated as of September 15, 2017, as amended and (ii) the Amended and Restated Pledge Agreement, dated as of September 15, 2017, as amended, to reflect certain of the terms as updated and amended by the Third Amended and Restated Note Purchase Agreement.

Amendment to Warrant Agreement with Jackson

On October 27, 2022, in connection with the entry into the Third Amended and Restated Note Purchase Agreement, the Company entered into Amendment No. 4 ("Amendment No. 4") to the Amended and Restated Warrant Agreement, dated April 25, 2018 (as amended prior to Amendment No. 4, the "Existing Warrant"), with Jackson. Pursuant to the Existing Warrant and after giving effect to the 1-for-6 reverse stock split, effectuated by the Company on June 30, 2021 and the 1-for-10 reverse stock split, effectuated by the Company on June 23, 2022, Jackson was entitled to purchase 15,093 shares of common stock at an exercise price of $60.00 per share. Pursuant to Amendment No. 4, the exercise price of the Existing Warrant was reduced to $3.06 per share and the term extended to January 26, 2028.

Amendment to Credit and Security Agreement with MidCap

On October 27, 2022, the Company entered into Amendment No. 27 and Joinder Agreement to the Credit and Security Agreement ("Amendment No. 27") with MidCap, dated April 8, 2015, which amended the Credit and Security Agreement. Amendment No. 27, among other things, (i) increases the revolving loan commitment amount from $25 million to $32.5 million (the "Loan"), (ii) extends the commitment expiry date from October 27, 2022 to September 6, 2024, and (iii) modifies certain of the financial covenants. Pursuant to Amendment No. 27, as long as no default or event of default under the Credit and Security Agreement as amended by Amendment No. 27 exists, upon written request by the Company and with the prior written consent of the agent and lenders, the Loan may be increased by up to $10 million in minimum amounts of $5 million tranches each, for an aggregate loan commitment amount of $42.5 million.

In addition, Amendment No. 27 increases the applicable margin from 4.0% to 4.25%, with respect to the Loan (other than Letter of Credit Liabilities (as defined in the Credit and Security Agreement)), and from 3.5% to 3.75% with respect to the Letter of Credit Liabilities. Amendment No. 27 also replaces the interest rate benchmark from LIBOR to SOFR and provides that the Loan shall bear interest at the sum of a term-based SOFR rate (plus a SOFR adjustment of 0.11448%) plus the Applicable Margin, subject to certain provisions for the replacement of SOFR with an alternate benchmark in connection with SOFR no longer being provided by its administrator. Notwithstanding the foregoing, the SOFR interest rate shall not be at any time less than 1.00%.

In connection with Amendment No. 27, the Company paid to MidCap a modification fee of $135,000, after deducting certain credits and fees paid in connection with previous amendments to the Credit and Security Agreement and certain waiver agreements, and agreed to pay reasonable costs and fees of MidCap's legal counsel in connection with Amendment No. 27. On October 27, 2022, the Company drew down approximately $8 million on the Loan to pay off in full certain outstanding existing debt of Headway and its subsidiaries with respect to White Oak, which were acquired in May 2022 pursuant to the Headway Acquisition.

Amendment to Intercreditor Agreement with Jackson and MidCap

On October 27, 2022, in connection with the Third Amended and Restated Note Purchase Agreement, the Jackson Note and Amendment No. 27, the Company, Jackson and MidCap entered into the Fifth Amendment to Intercreditor Agreement (the "Fifth Amendment"), which amended the Intercreditor Agreement, dated September 15, 2017, by and between the Company, Jackson and MidCap, as amended. The Fifth Amendment, among other things, permits the increase of the credit commitments under the Credit and Security Agreement as amended by Amendment No. 27 to $32.5 million.

February 2023 Public Offering

On February 7, 2023, we entered into a securities purchase agreement with an institutional, accredited investor for the issuance and sale, in a best efforts public offering (the "February 2023 Offering"), of (i) 315,000 units (the "Units"), each Unit consisting of one share of our common stock and one warrant (the "February 2023 Warrants") to purchase one share of common stock, and (ii) 1,569,516 pre-funded units (the "Pre-Funded Units"), each Pre-Funded Unit consisting of one pre-funded warrant (the "February 2023 Pre-Funded Warrants") to purchase one share of common stock and one February 2023 Warrant. The public offering price was $2.6532 per Unit and $2.6522 per Pre-Funded Unit. The February 2023 Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

In connection with the February 2023 Offering, the investor entered into a warrant amendment agreement (the "February 2023 Warrant Amendment Agreement") with us to amend the exercise price of certain existing warrants to purchase up to an aggregate of 876,654 shares of common stock that were previously issued to the investor, with an exercise price of $5.85 per share and an expiration date of January 7, 2028. Pursuant to the February 2023 Warrant Amendment Agreement, the amended warrants have a reduced exercise price of $2.47 per share following the closing of the February 2023 Offering.

We intend to use the net proceeds from the February 2023 Offering for general working capital purposes.

For Fiscal 2022 and Fiscal 2021

	Year Ended December 31, 2022	% of Revenue	Year Ended January 1, 2022	% of Revenue	Growth
Revenue	$ 244,917	100.0%	$ 197,770	100.0%	23.8%
Cost of revenue	202,148	82.5%	163,903	82.9%	23.3%
Gross profit	42,769	17.5%	33,867	17.1%	26.3%
Operating expenses	56,226	23.0%	41,167	20.8%	36.6%
Loss from operations	(13,457)	-5.5%	(7,300)	-3.7%	84.4%
Other (expenses) income	(3,759)	-1.5%	15,101	7.6%	-124.9%
(Provision) Benefit for income taxes	222	0.1%	357	0.2%	-37.8%
Net (loss) income	$ (16,994)	-6.9%	$ 8,158	4.1%	-308.3%

Revenue

For the year ended December 31, 2022, revenue increased by 23.8% to $244,917 as compared with $197,770 for the year ended January 1, 2022. Of that increase, $60,759 was attributable to the Headway acquisition, organic revenue declined by $6,924 from the prior year and unfavorable foreign currency translation declined by $6,687 as compared to the prior year.

The primary driver of the increase in temporary contractor revenue was due to the Headway Acquisition. The Headway Acquisition provided temporary contractor revenue of $60,759 during the twelve month period ended December 31, 2022. Temporary contractor revenue from the legacy business decreased by $14,189 from the year ended January 1, 2022, in large part due to certain accounts declining under challenging business conditions.

For the year ended December 31, 2022, revenue was comprised of $239,273 of temporary contractor revenue and $5,590 of permanent placement revenue, compared with $192,756 and $5,014 for the year ended January 1, 2022, respectively.

Cost of revenue, Gross profit and gross margin

Cost of revenue includes the variable cost of labor and various non-variable costs (e.g., workers' compensation insurance) relating to employees (temporary and permanent) as well as sub-contractors and consultants. For the year ended December 31, 2022, cost of revenue was $202,148, an increase of 23.3% from $163,903 for the year ended January 1, 2022. The overall increase in cost of revenue of $38,245 was primarily related to the Headway Acquisition. Headway added $51,461 cost of revenue for the period, while organic results were a decreased by $13,277, offset by a favorable currency adjustment of $5,587.

Gross profit for the year ended December 31, 2022, was $42,769, an increase of 26.3% from $33,867 for the year ended January 1, 2022, representing gross margin of 17.5% and 17.1% for each period, respectively. The increase was driven by the acquisition of Headway which generated $9,298 gross profit since its acquisition. Organic gross profit increased year over year by $765, offset by an unfavorable foreign currency adjustment of $1,100.

Operating expenses

Operating expenses for the year ended December 31, 2022, were $56,226, an increase of 36.6% from $41,167 for the year ended January 1, 2022. The increase in operating expenses was driven by the due diligence and the Headway Acquisition. Operating expenses were reduced substantially following the Headway Acquisition, combining back-office functions and improving efficiencies by eliminating duplicative services. Included in the year ended December 31, 2022 total of $56,226 and January 1, 2022 total of $41,167 are $10,000 and $3,104, respectively, for impairment of goodwill.

Other Income and Expenses

Other (expenses) income for the year ended December 31, 2022, were $(3,759), a decrease of 124.9% from $15,101 for the year ended January 1, 2022. The decrease was driven primarily by the PPP forgiveness gain of $19,609 in the year ended January 1, 2022. Interest expense and amortization of debt discount and deferred financing costs were $4,485 in the year ended December 31, 2022, compared with $4,215 in the year ended January 1, 2022, with increases due to the classification of dividends due on the shares of Series H Preferred Stock issued in connection with the Headway acquisition as interest expense, plus increases in floating rates of interest governing the Company's asset-based lines of credit being substantially offset by reductions in secured indebtedness relating to the issuance of equity securities during both fiscal periods. Other income (loss) of $726 for the year ended December 31, 2022 related primarily to a prior year overstated tax liability accrual as compared to $(33) for the year ended January 1, 2022.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the U.S. ("GAAP"), we also use non-GAAP financial measures and Key Performance Indicators ("KPIs") in addition to our GAAP results. We believe non-GAAP financial measures and KPIs may provide useful information for evaluating our cash operating performance, ability to service debt, compliance with debt covenants and measurement against competitors. This information should be considered as supplemental in nature and should not be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be comparable to similarly entitled measures reported by other companies.

We present the following non-GAAP financial measure and KPIs in this report:

Revenue and Gross Profit by Business Streams We use this KPI to measure the Company's mix of Revenue and respective profitability between its two main lines of business due to their differing margins. For clarity, these lines of business are not the Company's operating segments, as this information is not currently regularly reviewed by the chief operating decision maker to allocate capital and resources. Rather, we use this KPI to benchmark the Company against the industry.

The following table details Revenue and Gross Profit by Business Streams:

	Years Ended			
	December 31, 2022	Mix	January 1, 2022	Mix
Revenue				
Commercial Staffing - US	$ 108,347	44%	$ 118,879	60%
Professional Staffing - US	76,720	31%	16,519	8%
Professional Staffing - UK	59,850	24%	62,372	32%
Total Revenue	$ 244,917		$ 197,770	
Gross Profit				
Commercial Staffing - US	$ 19,336	45%	$ 20,801	61%
Professional Staffing - US	13,506	32%	4,476	13%
Professional Staffing - UK	9,927	23%	8,590	25%
Total Gross Profit	$ 42,769		$ 33,867	
Gross Margin				
Commercial Staffing - US	17.8%		17.5%	
Professional Staffing - US	17.6%		27.1%	
Professional Staffing - UK	16.6%		13.8%	
Total Gross Margin	17.5%		17.1%	

Adjusted EBITDA This measure is defined as net income (loss) attributable to common stock before: interest expense, benefit from income taxes; depreciation and amortization; acquisition, capital raising and other non-recurring expenses; other non-cash charges; impairment of goodwill; re-measurement gain on intercompany note; restructuring charges; other income; and charges the Company considers to be non-recurring in nature such as legal expenses associated with litigation, professional fees associated potential and completed acquisitions. We use this measure because we believe it provides a more meaningful understanding of the profit and cash flow generation of the Company.

	Years Ended			
	December 31, 2022		January 1, 2022	
Net (loss) income	$	(16,994)	$	8,158
Interest expense		3,881		3,856
Expense (benefit) from income taxes		(222)		(357)
Depreciation and amortization		3,594		3,118
EBITDA	$	(9,741)	$	14,775
Acquisition, capital raising and other non-recurring expenses [1]		7,046		3,510
Other non-cash charges [2]		848		361
Impairment of goodwill		10,000		3,104
Re-measurement gain on intercompany note		-		260
PPP Forgiveness Gain		-		(19,609)
Other (income) loss		(726)		33
Adjusted EBITDA	$	7,427	$	2,434
Adjusted EBITDA as percentage of Gross Profit		17.4%		7.2%

(1) Acquisition, capital raising, and other non-recurring expenses primarily relate to capital raising expenses, acquisition and integration expenses, and legal expenses incurred in relation to matters outside the ordinary course of business. Due to government mandated restrictions, the Company had to temporarily close some of its offices and, due to social distancing restrictions, could not make full use of these facilities for significant periods of time during the year ended January 1, 2022.

(2) *Other non-cash charges* primarily relate to staff option and share compensation expense, expense for shares issued to directors for board services, and consideration paid for consulting services.

Operating Leverage This measure is calculated by dividing the growth in Adjusted EBITDA by the growth in Gross Profit, on a trailing 12-month basis. We use this KPI because we believe it provides a measure of the Company's efficiency for converting incremental gross profit into Adjusted EBITDA.

	December 31, 2022		January 1, 2022	
Gross Profit - TTM (Current Period)	$	42,769	$	33,867
Gross Profit - TTM (Prior Period)		33,867		34,813
Gross Profit – Growth (Decline)	$	8,902	$	(946)
Adjusted EBITDA - TTM (Current Period)	$	7,427	$	2,434
Adjusted EBITDA - TTM (Prior Period)		2,434		4,663
Adjusted EBITDA – Growth (Decline)	$	4,993	$	(2,229)
Operating Leverage		56.1%		235.6%

Leverage Ratio Calculated as Total Debt, Net, gross of any Original Issue Discount, divided by Pro Forma Adjusted EBITDA for the trailing 12-months. We use this KPI as an indicator of the Company's ability to service its debt prospectively.

	December 31, 2022		January 1, 2022	
Total Term Debt, Net	$	17,303	$	9,502
Addback: Total Debt Discount and Deferred Financing Costs		962		256
Total Debt	$	18,265	$	9,758
TTM Adjusted EBITDA	$	7,427	$	2,434
Pro Forma TTM Adjusted EBITDA	$	7,427	$	2,434
Pro Forma Leverage Ratio		2.46x		4.01x

Operating Cash Flow Including Proceeds from Accounts Receivable Financing calculated as net cash (used in) provided by operating activities plus net proceeds from accounts receivable financing. Because much of the Company's temporary payroll expense is paid weekly and in advance of clients remitting payment for invoices, operating cash flow is often weaker in staffing companies where revenue and accounts receivable are growing. Accounts receivable financing is essentially an advance on client remittances and is primarily used to fund temporary payroll. As such, we believe this measure is helpful to investors as an indicator of the Company's underlying operating cash flow.

	Years Ended			
	December 31, 2022		January 1, 2022	
Net cash flow used in operating activities	$	(9,792)	$	(14,634)
Collection of UK factoring facility deferred purchase price		6,978		7,311
Repayments on accounts receivable financing		(4,170)		(1,779)
Net cash used in operating activities including proceeds from accounts receivable financing	$	(6,984)	$	(9,102)

The Leverage Ratio and Operating Cash Flow Including Proceeds from Accounts Receivable Financing should be considered together with the information in the "Liquidity and Capital Resources" section, immediately below.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Historically, we have funded our operations through term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity.

Our primary uses of cash have been for professional fees related to our operations and financial reporting requirements and for the payment of compensation, benefits and consulting fees. The following trends may occur as the Company continues to execute on its strategy:

- an increase in working capital requirements to finance organic growth,
- addition of administrative and sales personnel as the business grows,
- increases in advertising, public relations and sales promotions for existing and new brands as we expand within existing markets or enter new markets,
- a continuation of the costs associated with being a public company, and
- capital expenditures to add technologies.

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations could significantly increase our legal and financial compliance costs and increase the use of resources.

For the year ended December 31, 2022, the Company had a working capital deficit of $20,050, an accumulated deficit of $101,015, and a net loss of $16,994.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP"), which contemplate continuation of the Company as a going concern. The Company has unsecured payments due in the next 12 months associated with a historical acquisition and secured current debt arrangements representing approximately $8,593 which are in excess of cash and cash equivalents on hand as of December 31, 2022, in addition to funding operational growth requirements. Historically, the Company has funded such payments either through cash flow from operations or the raising of capital through additional debt or equity. If the Company is unable to obtain additional capital, such payments may not be made on time. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern.

In addition, beginning in January 2023 the Company has numerous contractual lease obligations representing an aggregate of approximately $9,828 related to current lease agreements. The Company intends to fund the majority of this by a combination of cash flow from operations, as well as the raising of capital through additional debt or equity.

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity, capital requirements and that our credit facilities with our lenders will remain available to us.

Operating activities

For Fiscal 2022, net cash used in operating activities of $9,792 was primarily attributable to changes in operating assets and liabilities totaling $8,120 and a net loss of $16,994, offset by non-cash adjustments of $15,322. Changes in operating assets and liabilities primarily relate to a decrease in accounts receivable of $1,106, increase in accounts payable and accrued expenses of $4,985, decrease in other current liabilities of $594, decrease in other assets of $2,305, and decrease in prepaid expenses of $439, offset by increase in accounts payable – related party of $218 and increase in other long-term liabilities of $1,091. Non-cash add backs of $15,322 primarily relates to accounts receivable allowance of $284, offset by depreciation and amortization of intangible assets of $2,990, impairment of goodwill of $10,000, right of use assets depreciation of $1,390, amortization of debt discount and deferred financing of $603 and stock-based compensation of $623.

For Fiscal 2021, net cash used in operating activities of $14,634 was primarily attributable to changes in operating assets and liabilities totaling $11,601 and a net income of $8,158, offset by non-cash adjustments of $11,191. Changes in operating assets and liabilities primarily relate to a decrease in accounts receivable of $3,765, decrease in accounts payable and accrued expenses of $2,479, decrease in interest payable – related party of $733, decrease in other current liabilities of $197, decrease in other assets of $50, and decrease in other long-term liabilities of $4,636, offset by increase in prepaid expenses of $260. Non-cash add backs of $11,191 primarily relates to PPP loan forgiveness of $19,609, offset by depreciation and amortization of intangible assets of $2,758, impairment of goodwill of $3,104, right of use assets depreciation of $1,299, amortization of debt discount and deferred financing of $359, stock-based compensation of $377, bad debt expense of $260, and remeasurement gain on intercompany note of $260.

Investing activities

For Fiscal 2022, net cash flows provided by investing activities was $8,680, primarily due to the Headway Acquisition. Acquisition of business net of cash acquired totaled $2,498 and collection of U.K. factoring facility deferred purchase price totaled $6,978 which was partially offset by property and equipment purchases of $796.

For Fiscal 2021, net cash flows provided by investing activities was $7,062, of which $7,311 was related to the collection of the UK factoring facility deferred purchase price, partially offset by property and equipment purchases of $249.

Financing activities

For Fiscal 2022, net cash flows used in financing activities totaled $1,367, of which $4,013 related to proceeds from common stock, $67 related to proceeds from term loan, offset by $498 of repayments on term loan, $4,170 of repayments on accounts receivable financing, net, payment of third-party financing costs of $619, and earnout payments $160.

For Fiscal 2021, net cash flows provided by financing activities totaled $1,799, of which $43,019 related to proceeds from common stock, $4,698 related to proceeds from Series F preferred stock, and $130 related to proceeds from term loan, related party, offset by $34,076 of repayments on term loan, $4,908 of redemption of Series E preferred stock-related party, $1,778 of repayments on accounts receivable financing, net, payment of third-party financing costs of $4,695, and dividends paid to related parties of $591.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from its estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected. Significant estimates for Fiscal 2022 and Fiscal 2021 include the valuation of intangible assets, including goodwill, liabilities associated with earn-out obligations, testing long-lived assets for impairment and valuation reserves against deferred tax assets.

Legal Contingencies and Expenses

From time to time, the Company may become involved in various claims, disputes and legal or regulatory proceedings that arise in the ordinary course of business and relate to contractual and other obligations. The Company assesses its potential contingent and other liabilities by analyzing its claims, disputes and legal and regulatory matters using all available information and developing its views on estimated losses in consultation with its legal and other advisors. The Company determines whether a loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. If the contingency is not probable or cannot be reasonably estimated, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may be incurred. Expenses associated with legal contingencies are expensed as incurred.

Income Taxes

The Company utilizes Accounting Standards Codification ("ASC") Topic 740, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company applies the provisions of ASC 740-10-50, "Accounting for Uncertainty in Income Taxes," which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of the date of this filing, the Company is current on all corporate, federal and state tax returns. The Company's policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

Business Combinations

In accordance with ASC 805, "Business Combinations," the Company records acquisitions under the purchase method of accounting, under which the acquisition purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values. The Company utilizes management estimates and, in some instances, may retain the services of an independent third-party valuation firm to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration granted. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance.

Goodwill

Goodwill relates to amounts that arose in connection with various acquisitions and represents the difference between the purchase price and the fair value of the identifiable intangible and tangible net assets when accounted for using the purchase method of accounting. Goodwill is not amortized, but it is subject to periodic review for impairment. Events that would indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, a decline in the equity value of the business, a significant adverse change in certain agreements that would materially affect reported operating results, business climate or operational performance of the business and an adverse action or assessment by a regulator.

In accordance with ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350) Testing Goodwill for Impairment, or ASU 2011-08, the Company is required to review goodwill by reporting unit for impairment at least annually or more often if there are indicators of impairment present. During the year ended December 31, 2022, the Company changed its annual measurement date from the last day of the fiscal year end to the first day of the fiscal fourth quarter. A reporting unit is either the equivalent of, or one level below, an operating segment. The Company early adopted the provisions in ASU 2017-04, which eliminates the second step of the goodwill impairment test. As a result, the Company's goodwill impairment tests include only one step, which is a comparison of the carrying value of each reporting unit to its fair value, and any excess carrying value, up to the amount of goodwill allocated to that reporting unit, is impaired.

The carrying value of each reporting unit is based on the assignment of the appropriate assets and liabilities to each reporting unit. Assets and liabilities were assigned to each reporting unit if the assets or liabilities are employed in the operations of the reporting unit and the asset and liability is considered in the determination of the reporting unit fair value.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40) No. 2020-06 August 2020 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and treasury stock method will be no longer available. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. We adopted this ASU in Fiscal 2022. This standard did not have an impact on our consolidated financial statements.

Known Trends, Events and Uncertainties

Demand for staffing and permanent placement services is highly dependent on growth in specific industries, geographic economic activity, workforce flexibility trends, and the overall strength of the economy. This creates a high degree of volatility in the industry based on overall economic conditions. Historically, economic recovery periods such as the current recovery from the COVID-19 pandemic have resulted in growth primarily in the temporary contractor segment, however, the current recovery has led to growth mainly in the permanent placement market. It is uncertain whether this trend will continue or whether the reopening of key contractor industries will present a recovery that is more in line with historical trends.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Staffing 360 Solutions, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Staffing 360 Solutions, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for the fiscal year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the fiscal year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

Critical Audit Matter Description

As described in Notes 2 and 7 to the consolidated financial statements, the Company’s consolidated goodwill balance was $19.9 million as of December 31, 2022, which is allocated to the Company’s reporting units. Goodwill is tested for impairment at least annually at the reporting unit level. The Company determines the fair value of the reporting units using a combination of an income approach and a market approach. The determination of the fair value of the reporting units requires management to make significant estimates and assumptions related to forecasts of future cash flows based on revenue growth rates, discount rates and market multiples of comparable peer companies. For the year ended December 31, 2022, the Company recorded an impairment charge of $10 million.

We determined the goodwill impairment assessment was a critical audit matter because the fair value estimates require significant estimates and assumptions by management, including those relating to future cash flows forecasts, discount rates and market multiples. Testing these estimates involved increased auditor judgment and effort.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- ▪ We evaluated the qualifications of valuation specialists engaged by the Company to assist in developing the estimated fair value of the reporting units.
- ▪ We tested the clerical accuracy of the fair value models utilized by the valuation specialists and by management in estimating the fair value of the reporting units.
- ▪ We utilized a valuation specialist to assist in testing the Company's discounted cash flow model for the reporting units and certain significant assumptions, including the discount rates selected by management.
- ▪ We evaluated whether the assumptions used were reasonable by considering the past performance of reporting units and third-party market data, and whether such assumptions were consistent with evidence obtained in other areas of the audit.

Estimation of Fair Value of Certain Acquired Assets in a Business Combination

Critical Audit Matter Description

As described further in Note 10 to the consolidated financial statements, the Company completed its acquisition of Headway Workforce Solutions ("Headway") on May 18, 2022. The Company's accounting for the acquisition required the estimation of the fair value of assets acquired and liabilities assumed, which included a preliminary purchase price allocation of identifiable intangible assets of customer relationships and trade names. We identified the valuation of customer relationships and trade names to be a critical audit matter.

The principal consideration for our determination that the valuation of customer relationships and trade names is a critical audit matter is that there was high estimation uncertainty due to significant judgments with respect to assumptions used to estimate the future revenues and cash flows, including revenue growth rates, gross profit margins, the discount rate and valuation methodologies applied by the third-party valuation specialist for the determination of fair value of the intangible assets. This in turn led to a high degree of auditor judgment, subjectivity, and efforts in performing procedures and evaluating audit evidence related to management's forecasted growth rates, gross profit margins and valuation methodologies applied by the third-party specialist.

How We Addressed the Matter in Our Audit

Our audit procedures related to the estimation of the fair value of the intangible assets acquired in the acquisition of Headway included the following, among others.

- ▪ We evaluated the qualifications of valuation specialists engaged by the Company to assist in developing the estimated fair value of acquired assets.
- ▪ We tested the clerical accuracy of the fair value models utilized by the valuation specialists and by management in estimating the fair value of acquired assets.
- ▪ We identified significant inputs and assumptions applied in the estimation of the fair value of acquired intangible assets to determine whether the inputs and assumptions were relevant in the circumstances and applied appropriately in the development of the fair value estimates.
- ▪ We evaluated the reasonableness of the assumptions and forecasted financial performance of the acquired business by comparing the projected amounts of revenue and cash flows to actual historical performance or relevant industry data and reconciling significant differences.
- ▪ We utilized valuation specialists to evaluate the methodologies used, whether they were acceptable for the underlying fair value determinations and whether such methodologies had been applied correctly; the appropriateness of the discount rate used by developing an independent expectation for the acquisition; and to identify and test other significant inputs to the estimation of fair value of certain assets acquired.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2022.

Uniondale, New York

May 19, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Staffing 360 Solutions, Inc.
New York, NY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Staffing 360 Solutions, Inc. (the "Company") as of January 1, 2022 and January 2, 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' deficit, and cash flows for each of the two years in the period ended January 1, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2022 and January 2, 2021, and the results of its operations and its cash flows for each of the two years in the period ended January 1, 2022, in conformity with accounting principles generally accepted in the United States of America.

Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, has a net capital deficiency, and faces uncertainty as to the operational impact of the COVID-19 outbreak, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Quantitative Assessment

At January 1, 2022, goodwill was $23.8 million, which is allocated to a number of reporting units. As discussed in Note 7 to the consolidated financial statements, the Company tests goodwill for impairment at least annually at the reporting unit level, or more frequently if triggering events occur. The Company determines the fair value of the reporting unit using a combination of an income approach and a market approach. The determination of the fair value of the reporting units requires management to make significant estimates and assumptions related to forecasts of future cash flows based on revenue growth rates, discount rates and market multiples of comparable peer companies. For the year ended January 1, 2022, the Company recorded an impairment charge of $3.1 million.

We identified the goodwill impairment quantitative assessment for certain reporting units as a critical audit matter because of the significant assumptions management makes as part of the assessment to estimate the fair value of these reporting units. The income approach requires significant management assumptions in projecting future discounted cash flows, specifically over revenue growth rates and discount rates. The market approach requires significant judgment in selecting the appropriate peer companies and the valuation multiples. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the involvement of professionals with specialized skill or knowledge.

The primary procedures we performed to address this critical matter included:

- Evaluating the reasonableness of management's assumptions in the calculation of the fair value of certain reporting units, including the revenue growth rate used in the projected future cash flows by comparing to prior period forecasts, historical operating performance, internal and external communications by the Company and publicly available industry data of peer companies.

- Utilizing personnel with specialized knowledge and skill in valuation to assist in: i) evaluating the reasonableness of the identified peer companies used in the market approach, ii) developing an independent range of fair values based on market multiples of peer companies and comparing this to the company's estimated fair values., iii) testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation, and iv) developing a range of independent estimates of discount rates and comparing those to the discount rates selected by management.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2017.

New York, NY

June 24, 2022

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share and par values)

	As of December 31, 2022	As of January 1, 2022
ASSETS		
Current Assets:		
Cash	$ 1,992	$ 4,558
Accounts receivable, net	23,628	20,718
Prepaid expenses and other current assets	1,762	988
Total Current Assets	27,382	26,264
Property and equipment, net	1,230	865
Goodwill	19,891	23,828
Intangible assets, net	17,385	13,649
Other assets	6,701	3,506
Right of use asset	9,070	5,578
Total Assets	$ 81,659	$ 73,690
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 16,526	$ 12,532
Accrued expenses - related party	218	216
Current portion of debt	249	9,223
Accounts receivable financing	18,268	15,199
Leases - current liabilities	1,188	1,006
Earnout liabilities	8,344	4,054
Other current liabilities	2,639	2,503
Total Current Liabilities	47,432	44,733
Long-term debt – Related party	8,661	279
Redeemable Series H preferred stock, net	8,393	—
Leases - non-current	8,640	4,568
Other long-term liabilities	180	785
Total Liabilities	73,306	50,365
Commitments and contingencies	—	—
Stockholders' Equity:		
Preferred stock, $0.00001 par value, 20,000,000 shares authorized; Series J Preferred Stock, 40,000 designated, $0.00001 par value, 0 and 0 shares issued and outstanding as of December 31, 2022 and January 1, 2022, respectively		
Common stock, $0.00001 par value, 200,000,000 shares authorized; 2,629,199 and 1,758,835 shares issued and outstanding, as of December 31, 2022 and January 1, 2022, respectively	1	1
Additional paid in capital	111,586	107,183
Accumulated other comprehensive (loss) income	(2,219)	162
Accumulated deficit	(101,015)	(84,021)
Total Stockholders' Equity	8,353	23,325
Total Liabilities and Stockholders' Equity	$ 81,659	$ 73,690

The accompanying notes are an integral part of these consolidated financial statements.

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except share and per share values)

	Fiscal Years Ended	
	December 31, 2022	January 1, 2022
Revenue	$ 244,917	$ 197,770
Cost of Revenue, excluding depreciation and amortization stated below	202,148	163,903
Gross Profit	42,769	33,867
Operating Expenses:		
Selling, general and administrative expenses	43,236	35,305
Impairment of goodwill	10,000	3,104
Depreciation and amortization	2,990	2,758
Total Operating Expenses	56,226	41,167
Loss From Operations	(13,457)	(7,300)
Other (Expenses) Income:		
Interest expense	(3,881)	(3,856)
Amortization of debt discount and deferred financing costs	(604)	(359)
Re-measurement (loss) gain on intercompany note	—	(260)
PPP forgiveness gain	—	19,609
Other income (loss), net	726	(33)
Total Other (Expenses) Income, net	(3,759)	15,101
(Loss) Income Before Benefit from Income Tax	(17,216)	7,801
Benefit from Income taxes	222	357
Net (Loss) Income	(16,994)	8,158
Dividends - Series E Preferred Stock - related party	—	319
Dividends - Series E-1 Preferred Stock - related party	—	192
Dividends - Series G Preferred Stock - related party	—	166
Dividends - Series G-1 Preferred Stock - related party	—	118
Deemed Dividend	—	1,798
Earnings allocated to participating securities	—	2,395
Net (Loss) Income Attributable to Common Stockholders	$ (16,994)	$ 3,170
Net (Loss) Income Attributable to Common Stockholders Basic	$ (8.04)	$ 3.30
Weighted Average Shares Outstanding – Basic	2,113,509	952,207
(Loss) Earnings allocated to participating securities– Diluted (Footnote 3)	$ (16,994)	$ 3,965
(Loss) Earnings per Share Attributed to Common Stockholders - Diluted	$ (8.04)	$ 3.70
Weighted Average Shares Outstanding – Diluted	2,113,509	1,062,541

The accompanying notes are an integral part of these consolidated financial statements.

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(All amounts in thousands)

	Fiscal Years Ended			
	December 31, 2022		January 1, 2022	
Net (Loss) Income	$	(16,994)	$	8,158
Other Comprehensive (Loss) Income				
Foreign exchange translation adjustment...		(2,381)		(61)
Comprehensive (Loss) Income Attributable to the Company	$	(19,375)	$	8,097

The accompanying notes are an integral part of these consolidated financial statements.

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
(All amounts in thousands, except share and par values)

	Series E-1		Series G-1		Series A		Series E		Series F		Common Stock					
	Shares	**Par Value**	**Shares**	**Par Value**	**Shares**	**Par Value**	**Shares**	**Par Value**	**Shares**	**Par Value**	**Shares**	**Par Value**	**Additional paid in capital**	**Accumulated other comprehensive income (loss)**	**Accumulated Deficit**	**Total (Deficit) Equity**
Balance January 2, 2021	**1,363**	**$ —**	**—**	**$ —**	**1,039,380**	**$ —**	**11,080**	**$ 11**	**—**	**$ —**	**281,724**	**$ 1**	**$ 73,844**	**$ 223**	**$ (92,179)**	**$(18,100)**
Shares issued to/for:																
Employees, directors and consultants	—	—	—	—	—	—	—	—	—	—	19,282	—	377	—	—	377
Series A Preferred Conversion	—	—	—	—	(1,039,380)	—	—	—	—	—	451	—	—	—	—	—
Sales of common stock and warrants, net	—	—	—	—	—	—	—	—	—	—	1,326,887	—	38,639	—	—	38,639
Sale of Series F Preferred Stock, net	—	—	—	—	—	—	—	—	4,698	—	—	—	4,107	—	—	4,107
Conversion of Series F Preferred Stock	—	—	—	—	—	—	—	—	(4,698)	—	130,491	—	—	—	—	—
Redemption of Series E Preferred Stock - Related Party	—	—	—	—	—	—	(4,908)	(5)	—	—	—	—	(4,903)	—	—	(4,908)
Dividends - Series E Preferred Stock - Related Party	—	—	—	—	—	—	—	—	—	—	—	—	(319)	—	—	(319)
Dividends - Series E-1 Preferred Stock - Related Party	130	—	—	—	—	—	—	—	—	—	—	—	(192)	—	—	(192)
Dividends - Series G Preferred Stock - Related Party	—	—	—	—	—	—	—	—	—	—	—	—	(166)	—	—	(166)
Dividends - Series G-1 Preferred Stock - Related Party	—	—	68	—	—	—	—	—	—	—	—	—	(118)	—	—	(118)
Conversion of Series E Preferred Stock - Related Party to Series G preferred Stock - Related Party	(1,493)	—	1,493	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series G Preferred Stock - Related Party to Long Term Debt - Related Party	—	—	(1,561)	—	—	—	—	—	—	—	—	—	—	—	—	—
Redeemable portion of Series E Preferred Stock - Related Party	—	—	—	—	—	—	(6,172)	(6)	—	—	—	—	(4,086)	—	—	(4,092)
Series F Preferred Stock - Beneficial Conversion Feature	—	—	—	—	—	—	—	—	—	—	—	—	1,409	—	—	1,409
Fair Value Modification - Series E Preferred Stock - Related Party	—	—	—	—	—	—	—	—	—	—	—	—	389	—	—	389
Deemed Dividend	—	—	—	—	—	—	—	—	—	—	—	—	(1,798)	—	—	(1,798)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	—	(61)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,158	8,158
Balance January 1, 2022	**—**	**$ —**	**—**	**$ —**	**—**	**$ —**	**—**	**$ —**	**-**	**$ —**	**1,758,835**	**$ 1**	**$ 107,183**	**$ 162**	**$ (84,021)**	**$23,325**

The accompanying notes are an integral part of these consolidated financial statements.

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
(All amounts in thousands, except share and par values)

	Series J Shares	Series J Par Value	Common Stock Shares	Common Stock Par Value	Additional paid in capital	Accumulated other comprehensive income	Accumulated Deficit	Total (Deficit) Equity
Balance, January 1, 2022	**—**	**$ —**	**1,758,835**	**1**	**107,183**	**162**	**(84,021)**	**23,325**
Shares issued to/for:								
Employees, directors and consultants	—	—	99,000	—	623	—	—	**623**
Sale of common stock and warrants	—	—	657,858	—	3,433	—	—	**3,433**
Shares issued to related party	—	—	100,000	—	257	—	—	**257**
Warrants issued to related party	—	—	—	—	60	—	—	**60**
Modification of warrants issued to related party	—	—	—	—	30	—	—	**30**
Warrants modification	—	—	—	—	837	—	—	837
Equity issuance cost	—	—	—	—	(837)	—	—	(837)
Retrospective effect of 1:10 reverse stock split on June 24, 2022	—	—	13,506	—	—	—	—	**—**
Foreign currency translation loss	—	—	—	—	—	(2,381)	-	**(2,381)**
Net loss	—	—	—	—	—	-	(16,994)	**(16,994)**
Balance, December 31, 2022	**—**	**$ —**	**2,629,199**	**$ 1**	**$ 111,586**	**(2,219)**	**$ (101,015)**	**8,353**

The accompanying notes are an integral part of these consolidated financial statements.

STAFFING 360 SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Fiscal Years Ended	
	December 31, 2022	**January 1, 2022**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss) Income	$ (16,994)	$ 8,158
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation and amortization	2,990	2,758
Amortization of debt discount and deferred financing costs	604	359
Accounts receivable allowance	(284)	260
Impairment of goodwill	10,000	3,104
Right of use assets depreciation	1,390	1,299
Stock based compensation	623	377
Forgiveness of PPP loan and related interest	—	(19,609)
Re-measurement gain on intercompany note	—	260
Changes in operating assets and liabilities:		
Accounts receivable	(1,106)	(3,765)
Prepaid expenses and other current assets	(439)	260
Other assets	(2,305)	(50)
Accounts payable and accrued expenses	(4,985)	(2,479)
Accounts payable, related party	218	(733)
Other current liabilities	(594)	(197)
Other long-term liabilities and other	1,090	(4,636)
NET CASH USED IN OPERATING ACTIVITIES	(9,792)	(14,634)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(796)	(249)
Acquisition of business, net of cash acquired	2,498	—
Collection of UK factoring facility deferred purchase price	6,978	7,311
NET CASH PROVIDED BY INVESTING ACTIVITIES	8,680	7,062
CASH FLOWS FROM FINANCING ACTIVITIES:		
Third party financing costs	(619)	(4,695)
Proceeds from term loan - Related party	—	130
Repayment of term loan	(498)	(34,076)
Proceeds from term loan	67	—
Repayments on accounts receivable financing, net	(4,170)	(1,778)
Dividends paid to related parties	—	(591)
Redemption of Series E preferred stock, related party	—	(4,908)
Proceeds from sale of common stock and warrants	4,013	43,019
Payments made on earnouts	(160)	—
Proceeds from sale of Series F preferred stock	—	4,698
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,367)	1,799
NET DECREASE IN CASH	(2,479)	(5,773)
Effect of exchange rates on cash	(87)	(5)
Cash - Beginning of year	4,558	10,336
Cash - End of period	$ 1,992	$ 4,558

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – *ORGANIZATION AND DESCRIPTION OF BUSINESS*

Staffing 360 Solutions, Inc. ("we," "us," "our," "Staffing 360," or the "Company") was incorporated in the State of Nevada on December 22, 2009, as Golden Fork Corporation, which changed its name to Staffing 360 Solutions, Inc., ticker symbol "STAF," on March 16, 2012. On June 15, 2017, the Company reincorporated in the State of Delaware. We are a rapidly growing public company in the international staffing sector. Our high-growth business model is based on finding and acquiring, suitable, mature, profitable, operating, domestic and international staffing companies. Our targeted consolidation model is focused specifically on the accounting and finance, information technology ("IT"), engineering, administration ("Professional") and light industrial ("Commercial") disciplines.

We are a high-growth international staffing company engaged in the acquisition of U.S. and U.K. based staffing companies. As part of our consolidation model, we pursue a broad spectrum of staffing companies supporting primarily the Professional and Commercial Business Streams. Our typical acquisition model is based on paying consideration in the form of cash, stock, earn-outs and/or promissory notes. In furthering our business model, we are regularly in discussions and negotiations with various suitable, mature acquisition targets. To date, we have completed 11 acquisitions since November 2013.

The Company focuses on five strategic verticals that represent sub-segments of the staffing industry. These five strategic pillars, Accounting & Finance, Information Technology, Engineering, Administration, and Commercial are the basis for the Company's sales and revenue generation and its growth acquisition targets. The acquisition of Headway in May 2022 added 33% revenue, or $60.7M to $184.1M of revenue from the business not including Headway. In addition, it added strategic levers that the Company will build upon moving forward. The Headway business included approximately $60,000 in EOR ("Employer of Record") service contracts. EOR projects are typically large volume, long-term providing HR outsourcing of payroll and benefits for a contingent workforce. EOR projects while priced with lower gross margin percentages than traditional temporary staffing assignments, yield a comparable contribution as a result of lower costs to deliver these services. Typical contribution for EOR projects would be 80-85% of the gross profit earned, compared to 40-50% for traditional staffing which negates the impact of lower gross margins. This EOR service offering could be easily added to the Company's other Brands, providing for a growth element within the existing client base, both in the U.S. and U.K. markets. The Headway business also brought an active workforce in all 50 states in the U.S., as well as Puerto Rico and Washington, D.C. This will provide for potential expansion of accounts for all brands in the group's portfolio ("Brands").

The Company has developed a centralized, sales and recruitment hub in both the U.S. and U.K. markets. The addition of Headway, with its single office, and nationwide coverage for operations, supports and accelerates the Company's objective of driving efficiencies through the use of technology, deemphasizing bricks and mortar, supporting more efficient and cost-effective service delivery for all Brands.

The Company has a management team with significant operational and M&A experience. The combination of this management experience and the increased opportunity for expansion of its Core Brands with EOR services and nationwide expansion, provide for the opportunity of significant organic growth, while plans to continue its business model, finding and acquiring suitable, mature, profitable, operating, U.S. and U.K. based staffing companies continues.

We effected a one-for-ten reverse stock split on June 24, 2022 (the "Reverse Stock Split"). All share and per share information in the consolidated financial statements has been retroactively adjusted to reflect the Reverse Stock Split.

NOTE 2 – *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Basis of Presentation and Principles of Consolidation

These consolidated financial statements and related notes are presented in accordance with generally accepted accounting principles in the United States ("GAAP"), expressed in U.S. dollars. All amounts are in thousands, except share and par values, unless otherwise indicated.

The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the periods presented in accordance with the GAAP. All significant intercompany balances and transactions have been eliminated in consolidation.

Year End

The Company's fiscal year end follows a 52-53-week year ending on the Saturday closest to the 31st of December. This report is for the period from January 2, 2022 to December 31, 2022 ("Fiscal 2022"). The prior year's report was for the period from January 3, 2021 to January 1, 2022, ("Fiscal 2021").

Liquidity

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity, capital requirements and that our credit facilities with our lenders will remain available to us. As shown in the accompanying financial statements as of the year ended December 31, 2022, the Company has an accumulated deficit of $101,015 and a working capital deficit of $20,050. At December 31, 2022, we had total gross debt of $18,265 and $1,992 of cash on hand. We have historically met our cash needs through a combination of cash flows from operating activities, term loans, promissory notes, convertible notes, private placement offerings and sales of equity. Our cash requirements are generally for operating activities and debt repayments.

Further, our note issued to Jackson Investment Group LLC includes certain financial customary covenants and the Company has had instances of non-compliance. Management has historically been able to obtain from Jackson waivers of any non-compliance and management expects to continue to be able to obtain necessary waivers in the event of future non-compliance; however, there can be no assurance that the Company will be able to obtain such waivers, and should Jackson refuse to provide a waiver in the future, the outstanding debt under the agreement could become due immediately, which exceeds our current cash balance.

The entire outstanding principal balance of the 2020 Jackson Note, which is $9,016 as of December 31, 2022, shall be due and payable on October 14, 2024. The debt represented by the 2020 Jackson Note continues to be secured by substantially all of the Company's domestic subsidiaries' assets pursuant to the Amended and Restated Security Agreement with Jackson, dated September 15, 2017, as amended. The Company also has a $32,500 revolving loan facility with MidCap. The MidCap Facility has a maturity date of September 6, 2024.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which contemplate continuation of the Company as a going concern. Historically, the Company has funded such payments either through cash flow from operations or the raising of capital through additional debt or equity. If the Company is unable to obtain additional capital, such payments may not be made on time.

The Company's negative working capital and liquidity position combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company's ability to continue as a going concern.

COVID-19

The novel Coronavirus disease 2019 ("COVID-19") and its ongoing effects are continuing to impact worldwide economic activity, and activity in the U.S and the U.K. where our operations are based. The nature of work of the contractors we support mostly are on the site of our clients. Given that the magnitude and duration of COVID-19's impact on our business and operations remain uncertain, the continued spread of COVID-19 (including the emergence and persistence of variants relating thereto) and the imposition of related public health containment measures and travel and business restrictions could have a material adverse impact on our business, financial condition, operating results, and cash flows. While workforce disruptions relating to COVID-19 had largely subsided by the end of Fiscal 2022, a renewed spread of new and more infectious strains of COVID-19 or other viruses can negatively impact revenue in fiscal year 2023 and the Company's overall liquidity.

The full impact of the COVID-19 pandemic and its ongoing effects continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 pandemic, its ongoing effects and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2023.

The Company's negative working capital and liquidity position combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic and its ongoing effects contribute to the substantial doubt about the Company's ability to continue as a going concern.

PPP Loan

On March 27, 2020, the U.S. President signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. It also appropriated funds for the SBA Paycheck Protection Program ("PPP") loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

On May 12, 2020, Monroe Staffing Services, LLC ("Monroe"), an indirect subsidiary of the Company, entered into a note (the "May 12 Note") with Newton Federal Bank (the "Bank"), pursuant to the PPP of the CARES Act administered by the SBA. The principal amount of the May 12 Note was $10,000.

In accordance with the requirements of the CARES Act, the Company and Monroe (collectively, the "May 12 Note Borrowers") used the proceeds from the May 12 Note in accordance with the requirements of the PPP to cover certain qualified expenses, including payroll costs, rent and utility costs. Interest accrues on the May 12 Note at the rate of 1.00% per annum. The May 12 Note Borrowers applied for forgiveness of the amount due under the May 12 Note, in an amount equal to the sum of qualified expenses under the PPP. The May 12 Note Borrowers used the entire proceeds under the May 12 Note for such qualifying expenses.

Prior to forgiveness under the PPP, the May 12 Note was to mature two years following the date of issuance of the May 12 Note and included a period for the first ten months during which time required payments of interest and principal are deferred. Beginning on the eleventh month following the date of the May 12 Note, the May 12 Note Borrowers would be required to make 14 monthly payments of principal and interest. The May 12 Note may be prepaid at any time prior to maturity. The May 12 Note provided for customary events of default, including, among others, those relating to breaches of obligations under the May 12 Note, including a failure to make payments, any bankruptcy or similar proceedings involving the May 12 Note Borrowers, and certain material effects on the May 12 Note Borrowers' ability to repay the May 12 Note. The May 12 Note Borrowers did not provide any collateral or guarantees for the May 12 Note.

On May 25, 2021, the Company was notified by its lender, Affinity Bank, that the May 12 Note, in the amount of $10,000 of principal and $105 in interest, was forgiven in its entirety by the SBA, which was recorded as Other Income as a PPP forgiveness gain.

On May 20, 2020, Key Resources Inc. ("KRI"), Lighthouse Placement Services, LLC ("LH") and Staffing 360 Georgia, LLC ("SG"), each a wholly owned direct or indirect subsidiary of the Company, entered into the following notes, each dated May 20, 2020, with the Bank, pursuant to the PPP of the CARES Act administered by the SBA. KRI entered into a note (the "KRI Note") for the principal amount of approximately $5,443, LH entered into a note (the "LH Note") for the principal amount of approximately $1,890, and SG entered into a note (the "SG Note," and, together with the KRI Note and LH Note, the "May 20 Notes") for the principal amount of approximately $2,063. The combined total of the May 20 Notes was approximately $9,395.

In accordance with the requirements of the CARES Act, the Company, KRI, LH and SG (collectively, the "May 20 Note Borrowers") used the proceeds from the May 20 Notes in accordance with the requirements of the PPP to cover certain qualified expenses, including payroll costs, rent and utility costs. Interest accrues on each of the May 20 Notes at the rate of 1.00% per annum. The May 20 Note Borrowers were eligible to apply for forgiveness of the amount due under the May 20 Notes, in an amount equal to the sum of qualified expenses under the PPP. The May 20 Note Borrowers used the entire proceeds under the May 20 Notes for such qualifying expenses.

Prior to any forgiveness under the PPP, each of the May 20 Notes was to mature two years following the date of issuance of the May 20 Notes and included a period for the first ten months during which time required payments of interest and principal are deferred. Beginning on the eleventh month following the date of each of the May 20 Notes, the May 20 Note Borrowers were required to make 14 monthly payments of principal and interest. The May 20 Notes could be prepaid at any time prior to maturity. The May 20 Notes provide for customary events of default, including, among others, those relating to breaches of obligations under the May 20 Notes, including a failure to make payments, any bankruptcy or similar proceedings involving the Borrowers, and certain material effects on the Borrowers' ability to repay the May 20 Notes. The May 20 Note Borrowers did not provide any collateral or guarantees for the May 20 Notes.

The application for these funds required the Company to certify in good faith that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The Company made this good faith assertion based upon the adverse impact the COVID-19 pandemic had on our business and the degree of uncertainty introduced to the capital markets. While the Company has made this assertion in good faith based upon all available guidance, management continued to assess their continued qualification as and when updated guidance was released by the Treasury Department.

On July 14, 2021, the Company was notified by its lender, Affinity Bank, that the May 20 Notes for the Company's subsidiaries KRI, LH and SG, in the amounts of $5,443, $1,890 and $2,063, respectively, in principal and $63, $22 and $24, respectively, in interest, were forgiven in their entirety by the SBA, which was recorded as Other Income as a PPP forgiveness gain.

Effective March 27, 2020, the Company deferred Federal Insurance Contributions Act taxes under the CARES Act section 2302. Payment of these tax deferrals of $2,473 and $2,473 were delayed to December 31, 2022 and December 31, 2021, respectively. The Company completed the first tax deferral payment of $2,465 on December 31, 2021. In December 2022, the Company made $509 of payments in respect of the December 31, 2022 deferral obligation. In addition, the Company applied $507of employee retention tax credits which were reflected in Other Current Assets as of December 31, 2022 directly against the obligation. The balance of such remaining payment obligation, $988, offset by the remaining employee retention tax credits of $593.

The Headway Acquisition balance sheet includes outstanding deferred Federal Insurance Contributions Act taxes under the CARES Act Section 2302. Headway deferred a total of $2,462 in taxes, $1,225 of which was paid in December 2021. The remaining tax of $1,237 was offset by $145 of employee retention tax credits and other tax credits of $51 resulting in a balance due of $1,039. The deferred tax balance due date was extended by the IRS to February 15, 2023 as a result of the disaster declaration relating to Hurricane Ian.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from its estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected. Significant estimates for Fiscal 2022 and Fiscal 2021 include the valuation of intangible assets, including goodwill, liabilities associated with earn-out obligations, testing long-lived assets for impairment and valuation reserves against deferred tax assets.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

The Company accounts for revenues when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable. Payment terms vary by client and the services offered.

The Company has primarily two main forms of revenue – temporary contractor revenue and permanent placement revenue. Temporary contractor revenue is accounted for as a single performance obligation satisfied over time because the customer simultaneously receives and consumes the benefits of the Company's performance on an hourly or daily basis. The contracts stipulate weekly or monthly billing, and the Company has elected the "as invoiced" practical expedient to recognize revenue based on the hours incurred at the contractual rate as we have the right to payment in an amount that corresponds directly with the value of performance completed to date. Permanent placement revenue is recognized on the date the candidate's full-time employment with the customer has commenced. The customer is invoiced on the start date, and the contract stipulates payment due under varying terms, typically 30 days. The contract with the customer stipulates a guarantee period whereby the customer may be refunded if the employee is terminated within a short period of time, however this has historically been infrequent, and immaterial upon occurrence. As such, the Company's performance obligations are satisfied upon commencement of the employment, at which point control has transferred to the customer. Revenue in Fiscal 2022 was comprised of $239,273 of temporary contractor revenue and $5,644 of permanent placement revenue compared with $192,756 of temporary contractor revenue and $5,014 of permanent placement revenue for Fiscal 2021, respectively. Refer to Note 15 for further details on breakdown by segments.

Taxes Collected from Customers and Remitted to Governmental Agencies

The Company records taxes on customer transactions due to governmental agencies as a receivable and a liability on the consolidated balance sheets. Sales taxes are recorded net on the consolidated statement of operations.

Advertising Costs

Costs for advertising are expensed when incurred. Advertising expenses for the Company were $1,444 and $803 for Fiscal 2022 and 2021, respectively.

Legal Contingencies and Expenses

From time to time, the Company may become involved in various claims, disputes and legal or regulatory proceedings that arise in the ordinary course of business and relate to contractual and other obligations. The Company assesses its potential contingent and other liabilities by analyzing its claims, disputes and legal and regulatory matters using all available information and developing its views on estimated losses in consultation with its legal and other advisors. The Company determines whether a loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. If the contingency is not probable or cannot be reasonably estimated, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may be incurred. Expenses associated with legal contingencies are expensed as incurred.

Restructuring Charges

The Company records a liability for significant costs associated with exit or disposal activities, including lease termination costs, certain employee severance costs associated with formal restructuring plans, facility closings or other similar activities and related asset impairments, when the liability is incurred.

The determination of when the Company accrues for severance and related costs depends on whether the termination benefits are provided under a one-time benefit arrangement or under an ongoing benefit arrangement. Where the Company has either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, it recognizes severance costs when they are both probable and estimable. Costs associated with restructuring actions that include one-time severance benefits are only recorded once a liability has been incurred, including when management with the proper level of authority has committed to a restructuring plan and the plan has been communicated to employees. These charges are included in operational restructuring and other charges on the consolidated statements of operations. Other charges include knowledge transfer costs directly related to the restructuring initiatives and are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents. Cash and cash equivalents held at financial institutions may at times exceed federally insured amounts. We believe we mitigate such risk by investing in or through major financial institutions. The Company had no cash equivalents at the end of Fiscal 2022 or Fiscal 2021.

Accounts Receivable

Accounts receivables are presented net of an allowance for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer's historical payment history, its current creditworthiness and current economic trends. Accounts are written off after all efforts to collect have been exhausted. As of the end of Fiscal 2022 and the end of Fiscal 2021, the Company had an allowance for doubtful accounts of $102 and $60, respectively.

Income Taxes

The Company utilizes Accounting Standards Codification ("ASC") Topic 740, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company applies the provisions of ASC 740-10-50, "Accounting for Uncertainty in Income Taxes," which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of the date of this filing, the Company is current on all corporate, federal and state tax returns. The Company's policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating in foreign countries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date and equity is translated at historical rate. Results of operations are translated using average exchange rates. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in a separate component of stockholders' equity (accumulated other comprehensive income), while gains and losses resulting from foreign currency transactions are included in operations.

Deferred Financing Costs

Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. In accordance with Accounting Standards Update ("ASU") 2015-03, "Imputation of Interest – Simplifying the Presentation of Debt Issuance Costs," debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the debt liability, consistent with the presentation of a debt discount.

Business Combinations

In accordance with ASC 805, "Business Combinations," the Company records acquisitions under the purchase method of accounting, under which the acquisition purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values. The Company utilizes management estimates and, in some instances, may retain the services of an independent third-party valuation firm to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration granted. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance.

Fair Value of Financial Instruments

In accordance with ASC 820, "Fair Value Measurements and Disclosures," the Company measures and accounts for certain assets and liabilities at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements and establishes a framework for measuring fair value and standards for disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

There were no Level 1or 2 assets or liabilities or Level 3 assets in any period. The Company's Level 3 liabilities were its warrants issued to Jackson and contingent consideration in connection with acquisitions.

The table below represents a rollforward of the Level 3 contingent consideration:

	Contingent Consideration
Balance at January 2, 2021	$ 4,054
KRI deferred consideration	-
Balance at January 1, 2022	$ 4,054
KRI deferred consideration	-
Headway deferred consideration	4,290
Balance at December 31, 2022	$ 8,344

Cash is considered to be highly liquid and easily tradable and therefore classified as Level 1 within our fair value hierarchy.

ASC 825-10-25, "Fair Value Option" expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any of its qualifying financial instruments.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives for each category as follows:

Computers	3-5 years
Computer equipment	3-5 years
Network equipment	3-5 years
Software	3-5 years
Office equipment	3-7 years
Furniture and fixtures	3-7 years
Leasehold improvements	3-5 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the life of the lease or the estimated useful life of the assets. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

At the time of retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in Other income/(expenses.)

Long-Lived Assets

In accordance with ASC 360 "Property, Plant, and Equipment," the Company periodically reviews its long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset's carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset.

Goodwill

Goodwill relates to amounts that arose in connection with various acquisitions and represents the difference between the purchase price and the fair value of the identifiable intangible and tangible net assets when accounted for using the purchase method of accounting. Goodwill is not amortized, but it is subject to periodic review for impairment. Events that would indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, a decline in the equity value of the business, a significant adverse change in certain agreements that would materially affect reported operating results, business climate or operational performance of the business and an adverse action or assessment by a regulator.

In accordance with ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350) Testing Goodwill for Impairment, or ASU 2011-08, the Company is required to review goodwill by reporting unit for impairment at least annually or more often if there are indicators of impairment present. During the year ended December 31, 2022, the Company changed its annual measurement date from the last day of the fiscal year end to the first day of the fiscal fourth quarter. A reporting unit is either the equivalent of, or one level below, an operating segment. The Company early adopted the provisions in ASU 2017-04, which eliminates the second step of the goodwill impairment test. As a result, the Company's goodwill impairment tests include only one step, which is a comparison of the carrying value of each reporting unit to its fair value, and any excess carrying value, up to the amount of goodwill allocated to that reporting unit, is impaired.

The carrying value of each reporting unit is based on the assignment of the appropriate assets and liabilities to each reporting unit. Assets and liabilities were assigned to each reporting unit if the assets or liabilities are employed in the operations of the reporting unit and the asset and liability is considered in the determination of the reporting unit fair value.

The Company recognized an impairment with respect to its *Staffing UK* reporting unit of $10,000 during the quarter ended December 31, 2022. The impairment resulted from a continued decline in that reporting unit's revenue which experienced significant and prolonged declines as a result of the COVID-19 pandemic. To determine the impairment, the Company employed a combination of market approach (valuations using comparable company multiples), income approach (discounted cash flow analysis) and prevailing market conditions to derive the fair value of the reporting unit. Under ASU 2017-04, which the Company early adopted, the impairment amount represents the excess of the carrying value over the fair value of the reporting unit.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, "Derivative and Hedging."

Accounting standards generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as "The Meaning of Conventional Convertible Debt Instrument."

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when "Accounting for Convertible Securities with Beneficial Conversion Features," as those professional standards pertain to "Certain Convertible Instruments." Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Original issue discounts ("OID") under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

ASC 815-40 provides that, among other things, generally, if an event is not within the entity's control and could require net cash settlement, then the contract shall be classified as an asset or a liability.

Stock-Based Compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718, "Compensation – Stock Compensation," which requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. The Company accounts for non-employee share-based awards in accordance with ASU 2018-07 - Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, "Distinguishing Liabilities from Equity" ("ASC 480") and ASC 815, "Derivatives and Hedging" ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants the Company has privately placed were estimated using a Black Scholes model. Refer to Note 12 for further details.

Treasury Stock Method

The Company is using the treasury stock method in our calculation of diluted earnings per share. Due to this application, the warrants and options outstanding are anti-dilutive due to their strike price in relation to the Company's stock price.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40) No. 2020-06 August 2020 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and treasury stock method will be no longer available. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company adopted this ASU in this fiscal year. This standard did not have an impact on our consolidated financial statements.

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. This ASU replaces the probable, incurred loss model for those assets. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022, for SEC filers that are eligible to be smaller reporting companies under the SEC's definition, as well as private companies and not-for-profit entities. The Company is currently evaluating the impacts of this pronouncement and does not expect it to have a material impact on the financial statements.

NOTE 3 – *EARNINGS (LOSS) PER COMMON SHARE*

The Company computes earnings per share in accordance with ASC Topic 260, "Earnings per Share" ("ASC 260"), which requires earnings per share for each class of stock (common stock and participating preferred stock) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Under the two-class method, earnings for the reporting period are allocated between common shareholders and other security holders based on their respective participation rights in undistributed earnings.

Basic earnings per common share is computed by dividing income or loss available to common stockholders by the weighted average number of shares of basic common stock outstanding. The Company's Series F convertible preferred stock, which was convertible into shares of the Company's common stock at any time and from time to time from and after the issue date, and the Company's Series F warrants, were classified as participating securities in accordance with ASC 260. Net income allocated to the holders of Series F convertible preferred stock and Series F warrants was calculated based on the shareholders' proportionate share of weighted average shares of common stock outstanding on an if-converted basis.

For purposes of determining diluted earnings per common share, basic earnings per common share was further adjusted for the fiscal year ended January 1, 2022, to include the effect of potential dilutive common shares outstanding, including unvested restricted stock using the more dilutive of either the two-class method or the treasury stock method, and Series G and G-1 Preferred Stock using the if-converted method. Stock options and warrants that were out-of-the-money were not included in the denominator for the calculation diluted EPS. Under the two-class method of calculating diluted earnings per share, net income is reallocated to common stock, the Series F Preferred stock, the Series F warrants, and all dilutive securities based on the contractual participating rights of the security to share in the current earnings as if all of the earnings for the period had been distributed. In the computation of diluted earnings per share, the if-converted method for the Series F Preferred Stock resulted in a more dilutive earnings per share than the two-class method. As such, the if-converted method was utilized for the calculation of diluted EPS. Such securities, including the Series H Preferred Stock, presented on a common stock equivalent basis and outstanding as of December 31, 2022, have not been included in the diluted earnings per share computations, as their inclusion would be anti-dilutive due to the Company's net loss as of December 31, 2022.

On June 24, 2022, the Company effected the Reverse Stock Split. As required in accordance with GAAP, all share and earnings per share information in this Annual Report on Form 10-K, including those noted below have been retroactively adjusted to reflect the Reverse Stock Split.

The following table sets forth the components used in the computation of basic and diluted income per share:

| | Fiscal Years Ended | |
	December 31, 2022	January 1, 2022
Numerator:		
Net (Loss) Income	$ (16,994)	$ 8,158
Less: Dividends paid to Series E, E-1, G, G-1 preferred shareholders	-	795
Less: Deemed dividend	-	1,798
Less: Net income allocated to participating equity	-	2,395
Net (Loss) Income Attributable to Common Equity	$ (16,994)	$ 3,170
Effect of dilutive securities:		
Add: Dividends paid to Series E, E-1, G, G-1 preferred shareholders	-	795
Net income available to commons and preferred shareholders for diluted earnings per share	$ (16,994)	$ 3,965
Denominator:		
Weighted average basic common shares outstanding	2,113,509	952,207
Weighted average additional common shares outstanding if preferred shares converted to common shares (if dilutive)	-	104,387
Total weighted average common shares outstanding if preferred shares converted to common shares	2,113,509	1,056,594
Effect of dilutive securities:		
Restricted shares	-	5,947
Weighted average diluted shares outstanding	2,113,509	1,062,541
(Loss) Income per common share:		
Basic	$ (8.04)	$ 3.30
Diluted	$ (8.04)	$ 3.70

NOTE 4 – _PROPERTY AND EQUIPMENT_

Property and equipment consist of the following:

	December 31, 2022	January 1, 2022
Computer software	$ 1,323	$ 432
Office equipment	667	587
Computer equipment	662	702
Furniture and fixtures	1,434	1,181
Leasehold improvements	1,250	650
Total property and equipment, gross	5,336	3,552
Accumulated depreciation	(4,105)	(2,687)
Total property and equipment, net	$ 1,230	$ 865

Depreciation expense for Fiscal 2022 and Fiscal 2021 was $526 and $447, respectively.

NOTE 5 – <u>OTHER NON-CURRENT ASSETS</u>

The following provides a breakdown of other non-current assets:

	December 31, 2022	January 1, 2022
Collateral associated with workers' compensation insurance.....	$ 6,027	$ 3,072
Other non-current assets	674	434
Total..	$ 6,701	$ 3,506

NOTE 6 – <u>INTANGIBLE ASSETS</u>

The following provides a breakdown of intangible assets as of:

	December 31, 2022			
	Tradenames	Non-Compete	Customer Relationship	Total
Intangible assets, gross	$ 10,759	$ 2,467	$ 26,170	$ 39,397
Accumulated amortization....................	(5,608)	(2,467)	(13,936)	(22,011)
Intangible assets, net.............................	$ 5,151	$ -	$ 12,234	$ 17,385

	January 1, 2022			
	Tradenames	Non-Compete	Customer Relationship	Total
Intangible assets, gross	$ 9,553	$ 2,497	$ 21,725	$ 33,775
Accumulated amortization....................	(4,969)	(2,497)	(12,660)	(20,126)
Intangible assets, net.............................	$ 4,584	$ -	$ 9,065	$ 13,649

On April 18, 2022, the Company entered into a Stock Purchase Agreement with Headway Workforce Solutions, pursuant to which, among other things, the Company agreed to purchase all of the issued and outstanding securities of Headway in exchange for (i) a cash payment of $14, and (ii) 9,000,000 shares of our Series H Preferred Stock, with a value equal to the Closing Payment, as defined in the Stock Purchase Agreement. On May 18, 2022, the Headway Acquisition closed.

As of December 31, 2022, estimated annual amortization expense for each of the next five fiscal years is as follows:

Fiscal year ended December	Amount
2023	$ 2,632
2024	2,632
2025	2,564
2026	2,421
2027	2,421
Thereafter...	4,715
Total...	$ 17,385

Amortization of intangible assets for the period ended Fiscal 2022 and Fiscal 2021 was $2,464 and $2,312, respectively. The weighted average useful life remaining of intangible assets remaining is 6 years.

NOTE 7 – __GOODWILL__

The following table provides a roll forward of goodwill:

	December 31, 2022		January 1, 2022	
Beginning balance, gross	$	31,478	$	31,591
Acquisition		7,808		-
Accumulated disposition		(1,577)		(1,577)
Accumulated impairment losses		(16,073)		(6,073)
Currency translation adjustment		(1,745)		(113)
Ending balance, net	$	19,891	$	23,828

Goodwill by reportable segment is as follows:

	December 31, 2022		January 1, 2022	
Professional Staffing – US	$	14,031	$	6,222
Commercial Staffing – US		5,860		5,860
Professional Staffing – UK		-		11,746
Ending balance, net	$	19,891	$	23,828

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. ASC 350, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. During the fourth quarter of 2021 the Company identified a triggering event in response the COVID-19 pandemic. In accordance with ASC 350 the Company tested its goodwill for impairment and the Company recognized an impairment with respect to its *Staffing UK* reporting unit of $10,000. The impairment resulted from a continued decline in that reporting unit's revenue which experienced significant and prolonged declines. Further, the negative impact suffered from the COVID-19 pandemic, predominantly in the year ended January 2, 2021 ("Fiscal 2020"), did not recover as quickly as management anticipated by the end of Fiscal 2021 and, as a result, the forward-looking forecast was revised based upon current facts and circumstances. To determine the impairment, the Company employed a combination of market approach (valuations using comparable company multiples), income approach (discounted cash flow analysis) and prevailing market conditions to derive the fair value of the reporting unit. While the impairment recognized by management of $10,000 represents the adjustment required based upon current assumptions, such assumptions are subject to significant estimation by management, including revenue growth rates, cost levels, and discount rates. If actual results in future periods vary from these assumptions additional impairment costs to goodwill could occur. Under ASU 2017-04, which the Company early adopted, the impairment amount represents the excess of the carrying value over the fair value of the reporting unit. On May 18, 2022, the Company closed on the acquisition of Headway (see Note 10). The Company's estimated value of the Goodwill is $7,808. The estimated value is preliminary and subject to change.

During the year ended December 31, 2022, the Company changed its measurement date from the last day of the fiscal year end to the first day of the fiscal fourth quarter. The Company performed its annual goodwill impairment test and no impairment was recognized other than the charge recognized by the *Staffing UK* reporting unit. To estimate the fair value of the reporting units the Company employed a combination of market approach (valuations using comparable company multiples) and income approach (discounted cash flow analysis) to derive the fair value of the reporting unit when performing its annual impairment testing. Volatility in the Company's stock price can result in the net book value of our reporting unit approximating, or even temporarily exceeding market capitalization, however, the fair value of our reporting unit is not driven solely by the market price of our stock. As described above, fair value of our reporting unit is derived using a combination of an asset approach, an income approach and a market approach. These valuation techniques consider several other factors beyond our market capitalization, such as the estimated future cash flows of our reporting units, the discount rate used to present value such cash flows and the market multiples of comparable companies. Changes to input assumptions used in the analysis could result in materially different evaluations of goodwill impairment.

NOTE 8 – *ACCOUNTS PAYABLE AND ACCRUED EXPENSES*

The following provides a breakdown of accounts payable and accrued expenses:

	December 31, 2022		January 1, 2022
Accounts payable	$ 1,168	$	2,749
Accrued payroll, taxes and bonuses	11,838		8,594
Other accrued expenses	3,520		1,189
Total	$ 16,526	$	12,532

NOTE 9 – *ACCOUNTS RECEIVABLE FINANCING*

Midcap Funding X Trust

Prior to September 15, 2017, certain U.S. subsidiaries of the Company were parties to a $25,000 revolving loan facility with MidCap, with the option to increase the amount by an additional $25,000, with a maturity of April 8, 2019.

On October 26, 2020, the Company entered into Amendment No. 17 to Credit and Security Agreement with MidCap, whereby, among other things, MidCap agreed to extend the maturity date of our outstanding asset based revolving loan until September 1, 2022. In addition, the Company also agreed to certain amendments to the financial covenants.

On October 27, 2022, the Company entered into Amendment No. 27 and Joinder Agreement to the Credit and Security Agreement ("Amendment No. 27") with MidCap Funding IV Trust as successor by assignment to MidCap, dated April 8, 2015, which amended the Credit and Security Agreement. Amendment No. 27, among other things, (i) increases the revolving loan commitment amount from $25 million to $32.5 million (the "Loan"), (ii) extends the commitment expiry date from October 27, 2022 to September 6, 2024, and (iii) modifies certain of the financial covenants. Pursuant to Amendment No. 27, as long as no default or event of default under the Credit and Security Agreement as amended by Amendment No. 27 exists, upon written request by the Company and with the prior written consent of the agent and lenders, the Loan may be increased by up to $10 million in minimum amounts of $5 million tranches each, for an aggregate loan commitment amount of $42.5 million.

In addition, Amendment No. 27 increases the applicable margin from 4.0% to 4.25%, with respect to the Loan (other than Letter of Credit Liabilities (as defined in the Credit and Security Agreement)), and from 3.5% to 3.75% with respect to the Letter of Credit Liabilities. Amendment No. 27 also replaces the interest rate benchmark from LIBOR to SOFR and provides that the Loan shall bear interest at the sum of a term-based SOFR rate (plus a SOFR adjustment of 0.11448%) plus the Applicable Margin, subject to certain provisions for the replacement of SOFR with an alternate benchmark in connection with SOFR no longer being provided by its administrator. Notwithstanding the foregoing, the SOFR interest rate shall not be at any time less than 1.00%.

The facility provides events of default including: (i) failure to make payment of principal or interest on any MidCap loans when required, (ii) failure to perform obligations under the facility and related documents, (iii) not paying its debts as such debts become due and similar insolvency matters, and (iv) material adverse changes to the Company (subject to a 10-day notice and cure period.) Upon an event of default, the Company's obligations under the credit facility may, or in the event of insolvency or bankruptcy will automatically, be accelerated. Upon the occurrence of any event of default, the facility will bear interest at a rate equal to the lesser of: (i) 3.0% above the rate of interest applicable to such obligations immediately prior to the occurrence of the event of default; and (ii) the maximum rate allowable under law.

Under the terms of this agreement, the Company is subject to affirmative covenants which are customary for financings of this type, including covenants to: (i) maintain good standing and governmental authorizations, (ii) provide certain information and notices to MidCap, (iii) deliver monthly reports and quarterly financial statements to MidCap, (iv) maintain insurance, (v) discharge all taxes, (vi) protect its intellectual property, and (vii) generally protect the collateral granted to MidCap. The Company is also subject to negative covenants customary for financings of this type, including that it may not: (i) enter into a merger or consolidation or certain change of control events, (ii) incur liens on the collateral, (iii) except for certain permitted acquisitions, acquire any significant assets other than in the ordinary course of business, (iv) assume certain additional senior debt, or (v) amend any of its organizational documents.

The balance of the MidCap facility as of December 31, 2022 and January 1, 2022 was $18,176 and $13,405, respectively, and is included in Accounts receivable financing on the Consolidated Balance Sheet.

White Oak Commercial Finance, LLC

As a result of the Headway Acquisition, the Company's wholly owned Headway subsidiary, had a line of credit with White Oak Commercial Finance, LLC ("White Oak"), that provided working capital and supports general corporate needs of Headway (the "White Oak Agreement"). Under the terms of the White Oak Agreement, the line of credit matured in June 2024. White Oak may terminate the Agreement at any time upon providing 30-days written notice. The White Oak Agreement was secured by all the assets of Headway and was personally guaranteed up to $1,000 by a former member of management of Headway.

Under the terms of the White Oak Agreement, the maximum borrowing capacity was $10,000,000. The borrowing base was defined as the sum of the following: (a) 95% of the eligible ordinary receivables, as defined, and (b) the lessor of (i) $3,000,000 or (ii) 95% of the Company's outstanding eligible unbilled receivables, as defined, less the sum of the following: (c) 100% of the undrawn amount of all letters of credit outstanding, (d) the special availability reserve, (e) the quarterly tax reserve and (f) the amount all other availability reserves in effect as such time. The line of credit bears interest at LIBOR plus 5.00% with a floor of 7.00% (7.00% at December 31, 2021) on all outstanding balances and 0.25% for any unused portion of the line of credit. At December 31, 2022, borrowings of $0, were outstanding under the credit facility.

From time to time, White Oak caused letters of credit to be opened to be issued for Headway's benefit. The aggregate face amount of all letters of credit outstanding became the letter of credit reserve, which reduced the borrowing base under the Agreement. Under the terms of the agreement the letter of credit sub-line was not to exceed $2,000,000. The Company was required to pay interest monthly on the face amount of all letters of credit at a rate of LIBOR plus 6.25%. At December 31, 2022, there were $0 of standby letters of credit that had been issued.

The White Oak Agreement operated similarly to a factoring arrangement whereby Headway's receivables were bought by White Oak. However, receivables purchased by White Oak are required to be repurchased by Headway in the event the Company's customer disputes the invoice amount or if the receivable remains unpaid past a certain number of days from the invoice date. Due to the recourse provisions in the arrangement, Headway accounted for transactions under the credit facility as secured borrowings.

As of October 27, 2022, the White Oak Agreement was paid in full and terminated.

HSBC Invoice Finance (UK) Ltd – New Facility

On February 8, 2018, CBSbutler, Staffing 360 Solutions Limited and The JM Group, entered into a new arrangement with HSBC Invoice Finance (UK) Ltd ("HSBC") which provides for HSBC to purchase the subsidiaries' accounts receivable up to an aggregate amount of £11,500 across all three subsidiaries. The terms of the arrangement provide for HSBC to fund 90% of the purchased accounts receivable upfront and a secured borrowing line of 70% of unbilled receivables capped at £1,000 (within the overall aggregate total facility of £11,500.) The arrangement has an initial term of 12 months, with an automatic rolling three-month extension and carries a service charge of 1.80%.

On June 28, 2018, CML, the Company's new subsidiary entered into a new agreement with a minimum term of 12 months for purchase of debt ("APD") with HSBC, joining CBSbutler, Staffing 360 Solutions Limited and The JM Group (collectively, with CML, the "Borrowers") as "Connected Clients" as defined in the APD. In 2021, the subsidiaries were reorganized and are now Staffing 360 Solutions Limited and Clement May. The new Connected Client APDs carry an aggregate Facility Limit of £20,000 across all Borrowers. The obligations of the Borrowers are secured by a fixed charge and a floating charge on the Borrowers' respective accounts receivable and are subject to cross-company guarantees among the Borrowers. In addition, the secured borrowing line against unbilled receivables was increased to £1,500 for a period of 90 days. In July 2019, the aggregate Facility Limit was extended to £22,500 across all Borrowers. In January 2022, the secured borrowing line against unbilled receivables was terminated and fully paid down.

Under ASU 2016-16, "Statement of Cash Flows (Topic 230, *Classification of Certain Cash Receipts and Cash Payments, a consensus of the FASB Emerging Issues Task Force*), the upfront portion of the sale of accounts receivable is classified within operating activities, while the deferred purchase price portion (or beneficial interest), once collected, is classified within investing activities. For the fiscal years ended December 31, 2022, and January 1, 2022, the collection of UK factoring facility deferred purchase price totaled $6,826 and $7,195, respectively.

NOTE 10 – *ACQUISITION*

In accordance with ASC 805, the Company accounts for acquisitions using the purchase method under which the acquisition purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values. The Company utilizes management estimates and, in some instances, may retain the services of an independent third-party valuation firm to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration granted. Such estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

On April 18, 2022, the Company entered into a Stock Purchase Agreement with Headway Workforce Solutions, pursuant to which, among other things, the Company agreed to purchase all of the issued and outstanding securities of Headway in exchange for (i) a cash payment of $14, and (ii) 9,000,000 shares of our Series H Preferred Stock, with a value equal to the Closing Payment, as defined in the Stock Purchase Agreement. On May 18, 2022, the Headway Acquisition closed.

The purchase price in connection with the Headway Acquisition was $9,000, subject to adjustment as provided in the Stock Purchase Agreement. Pursuant to certain covenants in the Stock Purchase Agreement, the Company may be subject to a Contingent Payment of up to $4,450 based on the Adjusted EBITDA (such term as defined in the Stock Purchase Agreement) of Headway during the Contingent Period (such term as defined in the Stock Purchase Agreement), subject to additional potential adjustments tied to customary purchase price adjustments described in the Stock Purchase Agreement. The purpose of the acquisition was to expand the market share of the Company's primary business by providing future economic benefit of expanding services. The Company anticipates that the acquisition will provide the Company the ability to integrate the business of Headway into the Company's existing temporary professional staffing business in the US within the expected timeframe which would enable the Company to operate more effectively and efficiently and to create synergy hence lower costs of operations.

The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on our preliminary estimates of their fair values on the acquisition date. The fair values assigned in the preliminary allocation of purchase price included in the table below are based on information that was available as of the date of the acquisition and such amounts are considered preliminary and are based on the information that was available as of the date of the acquisition. We were not able to complete our final purchase price allocation based on the timing of the acquisition and our need to engage third party valuation specialists to assist with the valuation of the contingent consideration as well as requiring additional time to further analyze the initial amounts recorded. The Company is in the process of finalizing its allocation and this may result in potential adjustments to the carrying value of the respective recorded assets and liabilities, establishment of certain additional intangible assets, revisions of useful lives of intangible assets, establishment of potential acquisition contingencies, and the determination of any residual amount that will be allocated to goodwill. As additional information becomes available, the preliminary purchase price allocation may be revised during the remainder of the measurement period, which will not exceed 12 months from the acquisition date. Any such revisions or changes may be material.

The following table summarizes the allocation of the purchase price of the fair value of the assets acquired and liabilities assumed at the date of the acquisition:

Current assets	$	10,111
Fixed assets		150
Other non-current assets		5,394
Intangible assets		6,800
Goodwill		7,808
Current liabilities		(15,523)
Other non-current liabilities		(2,011)
Consideration	$	12,729

In connection with the acquisition of Headway, the Company identified and recognized $6,800 in intangible assets representing $5,300 in customer relationships and $1,500 for trade name. In addition, the Company recorded a total of $835 in third party expenses associated with consummating the acquisition, which are included in selling, general and administrative expenses.

NOTE 11 – *DEBT*

	December 31, 2022		January 1, 2022	
Jackson Investment Group - related party...	$	9,016	$	8,949
Redeemable Series H Preferred Stock		9,000		-
HSBC term loan..		249		809
Total debt, gross..		18,265		9,758
Less: Debt discount and deferred financing costs, net		(962)		(256)
Total Debt, net		17,303		9,502
Less: Non-current portion - related party...		(8,661)		-
Less: Non-current portion		(8,393)		(279)
Total Current debt, net..	$	249	$	9,223

Jackson Note

On September 15, 2017, the Company entered into a $40,000 note agreement with Jackson (the "2017 Jackson Note"). The proceeds of the sale of the 2017 Jackson Note were used to repay the existing subordinated notes previously issued to Jackson pursuant to the existing note purchase agreement in the aggregate principal amount of $11,165 and to fund a portion of the purchase price consideration of the *first*PRO Acquisition and the CBSbutler Acquisition and repay certain other outstanding indebtedness of the Company. The maturity date for the amounts due under the 2017 Jackson Note was September 15, 2020. The 2017 Jackson Note will accrue interest at 12% per annum, due quarterly on January 1, April 1, July 1 and October 1 in each year, with the first such payment due on January 1, 2018. Interest on any overdue payment of principal or interest due under the 2017 Jackson Note will accrue at a rate per annum that is 5% in excess of the rate of interest otherwise payable thereunder.

On August 27, 2018, the Company entered into an amended agreement with Jackson, pursuant to which the note purchase agreement dated as of September 15, 2017 was amended and made a new senior debt investment of approximately $8,428. Terms of the additional investment were the same as the 2017 Jackson Note. From the proceeds of the additional investment, the Company paid a closing fee of $280 and legal fees of $39 and issued 19,200 shares of the Company's common stock as a closing commitment fee.

On August 29, 2019, the Company entered into a Fourth Omnibus Amendment and Reaffirmation Agreement with Jackson, as lender, which, among other things, amends that certain amended and restated note purchase agreement, dated as of September 15, 2017, as amended (the "Existing Note Purchase Agreement"). Pursuant to the Existing Note Purchase Agreement, the Company agreed to issue and sell to Jackson that certain 18% Senior Secured Note due December 31, 2019 in the aggregate principal amount of $2,538 (the "2019 Jackson Note"). All accrued and unpaid interest on the outstanding principal balance of the 2019 Jackson Note was due and payable monthly on the first day of each month, beginning on October 1, 2019. Pursuant to the terms of the 2019 Jackson Note, if the 2019 Jackson Note was not repaid by December 31, 2019, the Company was required to issue 1,667 shares of its common stock to Jackson on a monthly basis until the 2019 Jackson Note is fully repaid, subject to certain exceptions to comply with Nasdaq listing standards. The Company booked additional expense of $324 related to the issuances of 8,334 shares of common stock to Jackson in 2020. The Company paid the 2019 Jackson Note in full on May 28, 2020.

On October 26, 2020, the Company, certain of its subsidiaries and Jackson entered into the Second Amended Note Purchase Agreement and the 2020 Jackson Note, which amended and restated the Existing Note Purchase Agreement. The Second Amended Note Purchase Agreement refinanced an aggregate of approximately $35,700 of debt provided by Jackson, extending the maturity to September 30, 2022. In connection with the amendment and restatement, the Company paid Jackson an amendment fee of $488. The Company accounted for the Second Amended Note Purchase Agreement as a modification of the debt. Accordingly, fees totaling $488 paid to Jackson as well as the modification of 15,092 warrants from a strike price of $99.60 to $60.00 and the extension of the warrant expiration date of January 26, 2024 to January 26, 2026, resulting in a fair value adjustment of $126, were recorded as additional debt discount which will be amortized over the term of the 2020 Jackson Note using the effective interest method. On October 27, 2022, the Company amended the existing 2020 Jackson Note.

Under the terms of the Second Amended Note Purchase Agreement and the 2020 Jackson Note, the Company is required to pay interest on the debt at a per annum rate of 12%. The interest is payable monthly in cash; provided that, the Company may elect to pay up to 50% of monthly interest in-kind ("PIK Interest") by adding such PIK Interest to the outstanding principal balance of the 2020 Jackson Note. For any month that the Company elects to pay interest in-kind, the Company is required to pay Jackson a fee in shares of our common stock ("PIK Fee Shares") in an amount equal to $25 divided by the average closing price, as reported by The Nasdaq Capital Market ("Nasdaq"), of such shares of common stock over the 5 trading days prior to the applicable monthly interest payment date. If such average market price is less than $30.00 or is otherwise undeterminable because such shares of common stock are no longer publicly traded or the closing price is no longer reported by Nasdaq, then the average closing price for these purposes shall be deemed to be $30.000, and if such average closing price is greater than $210.00, then the average closing price for these purposes shall be deemed to be $210.00. For the period of November 2020 through and including March 2021, each monthly interest amount due and payable was reduced by $166, and for the period commencing April 2021 through and including September 2021, each monthly interest amount due and payable was increased by $166.

Under the terms of the Second Amended Note Purchase Agreement, the Company was required to make a mandatory prepayment of the principal amount of the 2020 Jackson Note of not less than $3,000 no later than January 31, 2021. Payments were made in December 2020 and January 2021 totaling $3,029 in full satisfaction of the mandatory prepayment.

On January 4, 2021, the Company used $1,558 in net proceeds from a securities purchase agreement dated December 30, 2020 and redeemed $1,168 of the 2020 Jackson Note with an outstanding principal amount of $33,878 and redeemed 390 shares of the Series E Convertible Preferred Stock with an aggregate value of $390. Following the redemption of the portion of the 2020 Jackson Note and Series E Convertible Preferred Stock, the 2020 Jackson Note balance was $32,710 and the Company had 10,690 shares of Series E Convertible Preferred Stock outstanding with an aggregate stated value of $10,690.

On February 5, 2021, the Company received the Limited Consent from Jackson, the sole holder of the Company's outstanding shares of Series E Convertible Preferred Stock, to use approximately (i) 75% of the net proceeds from the February 2021 Offering to redeem a portion of the 2020 Jackson Note, which had an outstanding principal amount of $32,710 as of February 9, 2021, and (ii) 25% of the net proceeds from the February 2021 Offering to redeem a portion of the Company's Series E Convertible Preferred Stock. Pursuant to the Limited Consent, upon closing of the February 2021 Offering, the Company paid $13,556 of the 2020 Jackson Note and redeemed 4,518 shares of the Series E Convertible Preferred Stock.

On April 21, 2021, the Company entered into the April 2021 Purchase Agreement. The net proceeds to the Company were approximately $4,200, after deducting placement agent fees and estimate offering expenses payable by the Company. The Company used $3,200 of the net proceeds to redeem a portion of the 2020 Jackson Note, which had an outstanding principal amount of $19,154 immediately prior to such redemption.

On July 20, 2021, the Company entered into the July 2021 Purchase Agreement. As the Company's Series G Preferred Stock (as defined below) was outstanding, it was required to use the proceeds of any sales of equity securities, including the common stock offered in the July 2021 Offerings, exclusively to redeem any outstanding shares of Series G Preferred Stock, subject to certain limitations. The Company received a waiver from Jackson, the sole holder of the outstanding shares of its Series G Preferred Stock, to pay accrued and unpaid interest and prepay a portion of the outstanding principal balance of the 2020 Jackson Note and paid accrued and unpaid dividends on the Series G-1 Convertible Preferred Stock upon conversion of such preferred stock into the New Note (as defined below). The net proceeds to the Company from the July 2021 Offerings were approximately $6,760, after deducting placement agent fees and estimated offering expenses payable by the Company. The Company used $5,000 of the net proceeds to redeem a portion of the 2020 Jackson Note, which had an outstanding principal amount of approximately $21,700 immediately prior to such redemption.

On July 21, 2021, the Company entered into a non-cash financing transaction whereby it exchanged its outstanding 6,172 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock") and 1,561 shares of Series G-1 Convertible Preferred Stock for senior indebtedness by entering into a new 12% Senior Secured Note, in aggregate principal amount of $7,733 (the "New Note"), which amount represented all of the outstanding Series G Preferred Stock, totaling $6,172, and Series G-1 Convertible Preferred Stock, totaling $1,561, held by Jackson as of July 21, 2021, under the Amended Note Purchase Agreement. The New Note was deemed issued pursuant to the Amended Note Purchase Agreement.

Under the terms of the New Note, the Company is required to pay interest on the New Note at a per annum rate of 12%, in cash only, accruing from and after the date of the New Note and until the entire principal balance of the New Note shall have been repaid in full, and on and at all times during which the "Default Rate" (as defined in the Amended Note Purchase Agreement) applies, to the extent permitted by law, at a per annum rate of 17%. The entire outstanding principal balance of the New Note is due and payable in full on September 30, 2022. Upon an Event of Default (as defined in the Amended Note Purchase Agreement), the principal of the New Note and all accrued and unpaid interest thereon may be accelerated and declared or otherwise become due and payable in accordance with the terms of the Amended Note Purchase Agreement.

On August 5, 2021, the Company entered into the First August 2021 Purchase Agreement. The net proceeds to the Company from the First August 2021 Offerings were approximately $3,217, after deducting placement agent fees and offering expenses payable by the Company. The Company used a portion of the net proceeds from the First August 2021 Offerings together with other cash on hand to redeem $3,281 of the 2020 Jackson Note, which had an outstanding principal amount of approximately $16,730 immediately prior to such redemption.

On October 28, 2021, the Company entered into a securities purchase agreement (the "November 2021 Private Placement"). This placement closed on November 2, 2021 and was announced on November 3, 2021. The net proceeds of the November 2021 Private Placement were approximately $9.25 million. The Company used a portion of the net proceeds from the November 2021 Private Placement to redeem $4,500 of the 2020 Jackson Note, which had an outstanding principal amount of approximately $13,449 immediately prior to such redemption.

The entire outstanding principal balance of the Second Amended and Restated Note Purchase Agreement was due and payable on September 30, 2022. On October 27, 2022, the Company entered into the Third Amended and Restated Note Purchase Agreement with Jackson, which amended and restated the Second Amended Note Purchase Agreement, dated October 26, 2020, as amended, and issued to Jackson the Jackson Note, with a remaining outstanding principal balance of approximately $9.0 million.

In connection with the amendment and restatement, the Company paid Jackson an amendment fee of $39. The Company accounted for the Third Amended Note Purchase Agreement as a modification of the debt. Accordingly, fees totaling $39 paid to Jackson as well issuance of 100,000 common stock shares valued at $257, issuance of 24,332 five year warrants with a strike price of $3.06 expiring October 27, 2027 and the modification of 15,093 warrants from a strike price of $60.00 to $3.06 and the extension of the warrant expiration date of January 26, 2026 to October 27, 2027, resulting in a fair value adjustment of $29, were all recorded as additional debt discount which will be amortized over the term of the 2022 Jackson Note using the effective interest method.

Under the terms of the Third Amended and Restated Note Purchase Agreement and Jackson Note, the Company is required to pay interest on the Jackson Note at a per annum rate of 12% and in the event the Company has not repaid in cash at least 50% of the outstanding principal balance of the Jackson Note by October 27, 2023, then interest on the outstanding principal balance of the Jackson Note shall continue to accrue at 16% per annum of the outstanding principal balance of the Jackson Note until the Jackson Note is repaid in full. The Third Amended and Restated Note Purchase Agreement also extends the maturity date of the Jackson Note from October 28, 2022 to October 14, 2024.

In addition, pursuant to the terms of the Third Amended and Restated Note Purchase Agreement, until all principal interest and fees due pursuant to the Third Amended and Restated Note Purchase Agreement and the Jackson Note are paid in full by the Company and are no longer outstanding, Jackson shall have a first call over 50% of the net proceeds from all common stock equity raises the Company conducts, which shall be used to pay down any outstanding obligations due pursuant to the Note Documents. The Jackson Note continues to be secured by substantially all of the Company and its subsidiaries' assets as a second lien holder to Midcap in the US and HSBC in the UK, pursuant to the Amended and Restated Security Agreement with Jackson, dated September 15, 2017, as amended, and as further amended by the Omnibus Agreement on October 27, 2022.

Debt Exchange Agreement

On November 15, 2018, the Company, entered into a Debt Exchange Agreement with Jackson, pursuant to which, among other things, Jackson agreed to exchange $13,000 (the "Exchange Amount") of indebtedness of the Company held by Jackson in exchange for 13,000 shares of Series E Preferred Stock, par value $0.00001 per share.

The Series E Preferred Stock ranked senior to the Company's common stock and any other series or classes of preferred stock issued or outstanding with respect to dividend rights and rights on liquidation, winding up and dissolution. Each share of Series E Preferred Stock was initially convertible into 561 shares of common stock of the Company at any time after October 31, 2020 or the occurrence of a Preferred Default (as defined in the Certificate of Designation for the Series E Preferred Stock (the "Series E Certificate of Designation")). A holder of Series E Preferred Stock was not required to pay any additional consideration in exchange for conversion of such Series E Preferred Stock into the Company's common stock. Series E Preferred Stock was redeemable by the Company at any time at a price per share equal to the stated value ($10,000 per share) plus all accrued and unpaid dividends thereon.

The Series E Preferred Stock carried quarterly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance and (ii) 17% after the occurrence of a Preferred Default, and (b) a dividend payable in shares of Series E-1 Convertible Preferred Stock (the "Series E-1 Convertible Preferred Stock" and, collectively with the Series E Convertible Preferred Stock, the "Series E Preferred Stock"). The shares of Series E-1 Convertible Preferred Stock had all the same terms, preferences and characteristics as the Series E Preferred Stock (including, without limitation, the right to receive cash dividends), except (i) Series E-1 Convertible Preferred Stock were mandatorily redeemable by the Company within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or November 15, 2020, for a cash payment equal to the Liquidation Value (as defined in the Series E Certificate of Designation) plus any accrued and unpaid dividends thereon, (ii) each share of Series E-1 Convertible Preferred Stock was initially convertible into 11 shares of the Company's common stock, and (iii) Series E-1 Convertible Preferred Stock could be cancelled and extinguished by the Company if all shares of Series E Convertible Preferred Stock are redeemed by the Company on or prior to October 31, 2020.

On October 26, 2020, in connection with the entry into the Amended Note Purchase Agreement, the Company filed with the Secretary of State of the State of Delaware the second Certificate of Amendment (the "Amendment") to the Series E Certificate of Designation. Under the amended terms, holders of Series E Preferred Stock were entitled to monthly cash dividends on Series E Preferred Stock at a per annum rate of 12%. At the Company's option, up to 50% of the cash dividend on the Series E Convertible Preferred Stock could be paid in kind by adding such 50% portion to the outstanding liquidation value of the Series E Convertible Preferred Stock (the "PIK Dividend Payment"), commencing on October 26, 2020 and ending on October 25, 2020. If the PIK Dividend Payment was elected, a holder of Series E Preferred Stock was entitled to additional fee to be paid in shares of our common stock an amount equal to $10,000 divided by the average closing price, as reported by Nasdaq of such shares of common stock over the 5 trading days prior to the applicable monthly interest payment date. If such average market price was less than $35.00 or was otherwise undeterminable because such shares were no longer publicly traded or the closing price was no longer reported by Nasdaq, then the average closing price for these purposes was to be deemed to be $35.00, and if such average closing price were greater than $210.00 then the average closing price for these purposes would be deemed to be $210.00. Dividends on the Series E-1 Convertible Preferred Stock could only be paid in cash. If the Company failed to make dividend payments on the Series E Convertible Preferred Stock, it would be an event of default under the Amended Note Purchase Agreement.

Under the terms of the Amendment, shares of Series E-1 Convertible Preferred Stock were convertible into common stock at a conversion rate equal to the liquidation value of each share of Series E-1 Convertible Preferred Stock divided by $60.00 per share commencing October 31, 2020. Each share of Series E-1 Convertible Preferred Stock had a liquidation value of $10,000 per share. The shares of Series E Convertible Preferred Stock were also convertible into shares of common stock after October 31, 2022. The conversion rate for the Series E Convertible Preferred Stock was equal to the liquidation value of each share of Series E Convertible Preferred Stock divided by $60.00 per share. Each share of Series E Convertible Preferred Stock had a liquidation value of $10,000 per share. The Amendment resulted in the original conversion price of $106.80 and $99.60 of the Series E Convertible Preferred Stock and E-1 Convertible Preferred Stock, respectively, being reduced to $60.00 for both instruments.

The Company accounted for the Amendment as a modification to the Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock. The change in fair value as a result of the modification amounted to $410 and was recognized as a deemed dividend as of the fiscal year ended January 2, 2021. Further, the Company recognized a beneficial conversion feature (BCF) of $4,280 as a result of the decrease in the conversion price to $60.00 in comparison to the Company's stock price on the date of the Amendment. The BCF was recognized as a deemed dividend. As the Company lacked retained earnings at the time of determination, the deemed dividend was recorded as a reduction in additional paid-in capital resulting in a net impact to additional paid-in capital of $0.

Under the terms of the Consent and the Series E Certificate of Designation, in consideration for Jackson's consent to the *first*PRO Transaction, the Initial Payment was used to redeem a portion of the Series E Preferred Stock, and the Escrow Funds, subject to the forgiveness of PPP Loan, were agreed to be used to redeem a portion of the Series E Preferred Stock. As this provision results in a contingent redemption feature, approximately $2,100 of the Series E Preferred Stock was reclassified to mezzanine equity during the year ended January 1, 2022. On July 22, 2021, after conversion of the Series G Preferred Stock to the New Note, the Company redeemed $2,080 of the 2020 Jackson Note using the Escrow Funds.

Lastly, under the terms of the Limited Consent and Waiver with Jackson dated February 5, 2021, it was agreed that to the extent that any of the PPP Loans are forgiven after the February 2021 Offering, Jackson may convert the Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock that remains outstanding into a secured note that is substantially similar to the 2020 Jackson Note. As this provision results in a contingent redemption feature, approximately $4,100 of the Series E Preferred Stock was reclassified to mezzanine equity. The Company assessed the fair value of the instrument just before and after this modification and recorded a deemed dividend totaling $389 upon remeasurement of the Series E Preferred Stock.

Jackson Waivers

On February 5, 2021, the Company entered into a Limited Consent and Waiver with Jackson whereby, among other things, Jackson agreed that we may use 75% of the proceeds from the offering to redeem a portion of the 2020 Jackson Note, and 25% of the net proceeds from the offering to redeem a portion of the Base Series E Preferred Stock notwithstanding certain provisions of the certificate of designation for the Base Series E Preferred Stock that would have required the Company to use all the proceeds from the offering to redeem the Base Series E Preferred Stock. In addition, the Company also agreed in the Limited Consent and Waiver to additional limits on its ability to incur other indebtedness, including limits on advances under our revolving loan facility with MidCap. The Company also agreed that to the extent that any of our PPP Loans are forgiven after the offering, Jackson may convert the Base Series E Preferred Stock and Series E-1 Preferred Stock that remains outstanding into a secured note that is substantially similar to the 2020 Jackson Note.

Series G Preferred Stock – Related Party

On May 6, 2021, the Company, entered into an Exchange Agreement with Jackson (the "Exchange Agreement"), pursuant to which, among other things, Jackson agreed to exchange 6,172 shares of the Company's Series E Convertible Preferred Stock and 1,493 shares of the Series E-1 Preferred Stock for an equivalent number of shares of the Company's newly issued Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock, respectively (collectively, the "Series G Preferred Stock" and the transaction, the "Exchange"). The Series G Preferred Stock was subject to the same terms stated in the Limited Waiver, as defined herein and described in Note 12.

The Series G Preferred Stock ranked senior to each of the Company's common stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, and any other classes and series of stock of the Company now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Series G Preferred Stock or which do not specify their rank (which includes the Series F Convertible Preferred Stock). Each share of Series G Preferred Stock was initially convertible into 1,000 shares of common stock at any time from and after, (i) with respect to the Series G Preferred Stock, the earlier of October 31, 2022 or the occurrence of a default and, (ii) with respect to the Series G-l Convertible Preferred Stock, October 31, 2020. A holder of Series G Preferred Stock was not required to pay any additional consideration in exchange for conversion of the Series G Preferred Stock into the Company's common stock.

The Series G Preferred Stock carried monthly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance (plus any accrued dividends with respect to the Series E Preferred Stock unpaid as of the date of the Exchange) and (ii) 17% after the occurrence of a default, and (b) a dividend payable in shares of Series G-1 Convertible Preferred Stock. The shares of Series G-1 Convertible Preferred Stock had all the same terms, preferences and characteristics as the Series G Preferred Stock (including, without limitation, the right to receive cash dividends), except Series G-1 Convertible Preferred Stock were mandatorily redeemable by the Company within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or September 30, 2022, for a cash payment equal to the liquidation value plus any accrued and unpaid dividends thereon.

On July 20, 2021, the Company entered into the July 2021 Purchase Agreement. As the Company's Series G Preferred Stock was outstanding, it was required to use the proceeds of any sales of equity securities, including the common stock offered in the July 2021 Registered Direct Offering, exclusively to redeem any outstanding shares of Series G Preferred Stock, subject to certain limitations. The Company received a waiver from Jackson, the sole holder of the outstanding shares of its Series G Preferred Stock, to pay accrued and unpaid interest and prepay a portion of the outstanding principal balance of the 2020 Jackson Note, and paid accrued and unpaid dividends on the Series G-1 Convertible Preferred Stock upon conversion of such preferred stock into the New Note. While under the terms of the Certificate of Designation governing the Series G Preferred Stock and Series G-1 Preferred Stock, 6,172 shares and 1,561 shares of common stock were issuable upon the conversion of Series G Preferred Stock and Series G-1 Preferred Stock, respectively, the shares of Series G Preferred Stock and Series G-1 Convertible Preferred Stock were not converted to common stock and instead were converted on July 21, 2021 to debt. The terms of this note match the terms of the Amended Note Purchase Agreement from October 26, 2020.

As of October 1, 2022, there were no shares of Series G or Series G-1 Convertible Preferred Stock outstanding.

HSBC Loan

On February 8, 2018, CBS Butler Holdings Limited ("CBS Butler"), Staffing 360 Solutions Limited and The JM Group, entered into a new arrangement with HSBC Invoice Finance (UK) Ltd ("HSBC") which provides for HSBC to purchase the subsidiaries' accounts receivable up to an aggregate amount of £11,500 across all three subsidiaries. The terms of the arrangement provide for HSBC to fund 90% of the purchased accounts receivable upfront and, a secured borrowing line of 70% of unbilled receivables capped at £1,000 (within the overall aggregate total facility of £11,500). The arrangement has an initial term of 12 months, with an automatic rolling three-month extension and carries a service charge of 1.80%. Under ASU 2016-16, "Statement of Cash Flows (Topic 230, "Classification of Certain Cash Receipts and Cash Payments, a consensus of the FASB Emerging Issues Task Force"), the upfront portion of the sale of accounts receivable is classified within operating activities, while the deferred purchase price portion (or beneficial interest), once collected, is classified within investing activities. On April 20, 2020, the terms of the loan with HSBC were amended such that no capital repayments would be required between April 2020 to September 2020, and only interest payments would be made during such time. Since such time, capital repayments have resumed. On May 15, 2020, the Company entered into a three-year term loan with HSBC in the UK for £1,000. As of December 31, 2022, the balance for the HSBC loan is $249.

Redeemable Series H Preferred Stock

On May 18, 2022, the Company entered into a stock purchase agreement with Headway. Consideration for the Purchase of 100% of Headway was the issuance of an aggregate of 9,000,000 shares of Series H Preferred Stock. Each share of Series H Preferred Stock shall have a par value of $0.00001 per share and a stated value equal to $1.00 and is convertible at any time into an aggregate of 350,000 shares of common stock. This is determined by dividing the stated value of such share of Preferred Stock by the conversion price. The conversion price equals $25.714. Holders of Series H Preferred Stock are entitled to quarterly cash dividends at a per annum rate of 12%. The shares of the Series H Preferred Stock may be redeemed by the Company through a cash payment at a per share equal to the stated value, plus all accrued but unpaid dividends, at any time. On May 18, 2025, the Company shall redeem all of the shares of the Series H Preferred Stock. The redemption price represents the number of shares of the Preferred Stock (9,000,000), plus all accrued but unpaid dividends, multiplied by the Stated Value ($1). On May 18, 2022, the Company paid $14 towards the Series H Preferred Stock balance. As of December 31, 2022 the redemption price was $9,000.

In accordance with ASC 480-10-15-3, the agreement includes certain rights and options including: redemption, dividend, voting, and conversion which have characteristics akin to liability and equity. The Series H Preferred Stock is redeemable and has a defined maturity date upon the third anniversary of the original issue date. As such and based on the authoritative guidance, the Series H Preferred Stock meets the definition of a debt instrument. The Company obtained a third-party valuation report to calculate the fair value of Series H Preferred Stock. As of May 18, 2022, the fair value of the Redemption Price was calculated as $8,265 utilizing the CRR Binomial Lattice model. The difference in fair value was $735 is accounted as a deferred financing charge and will be amortized over the life of the term. The quarterly dividends will be reflected as interest expense.

NOTE 12 – _LEASES_

As of December 31, 2022 and January 1, 2022, we recorded a right of use ("ROU") lease asset of approximately $9,070 with a corresponding lease liability of approximately $9,828 and ROU of approximately $5,578 with a corresponding lease liability of approximately $5,574, respectively, based on the present value of the minimum rental payments of such leases. The Company's finance leases are immaterial both individually and in the aggregate.

In September 2021, the Company entered into a new lease agreement for an office lease in New York for a term of 8 years. This resulted in increases to right of use assets and lease liabilities of $2,735. On May 18, 2022, the Company acquired Headway and assumed an office lease in North Carolina for a remaining term of six years and eight months. This resulted in increases to right of use assets of $1,715 and lease liabilities of $1,731. In April 2022, the Company entered into a new lease agreement for an office lease in London, England for a term of 10 years. This resulted in increases to right of use assets and lease liabilities of $2,048. In May 2022, the Company entered into a new lease agreement for an office lease in Redhill, England for a term of 10 years. This resulted in increases to right of use assets and lease liabilities of $1,555.

Quantitative information regarding the Company's leases for Fiscal 2022 is as follows:

Lease Cost	Classification	December 31, 2022	
Operating lease cost	SG&A Expenses	$	1,664
Other information			
Weighted average remaining lease term (years)			6.00
Weighted average discount rate			6.30%

Future Lease Payments		
2023	$	1,817
2024		1,765
2025		1,649
2026		1,589
2027		1,603
Thereafter		4,167
	$	12,590
Less: Imputed Interest		2,762
	$	9,828
Leases - Current	$	1,188
Leases - Non current	$	8,640

As most of the Company's leases do not provide an implicit rate, we use the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This methodology was deemed to yield a measurement of the ROU lease asset and associated lease liability that was appropriately stated in all material respects.

NOTE 13 – _STOCKHOLDERS' EQUITY_

The Company issued the following shares of common stock during Fiscal 2022:

Shares issued to/for:	Number of Common Shares Issued	Fair Value of Shares Issued		Fair Value at Issuance (minimum and maximum per share)			
Equity raise	657,858	$	4,013	$	6.10	$	6.10
Board and committee members	63,000		201		3.02		9.65
Related party shares	100,000		257		2.57		2.57
Consultants	36,000		113		3.02		7.40
	856,858	$	4,584				

The Company issued the following shares of common stock during Fiscal 2021:

Shares issued to/for:	Number of Common Shares Issued	Fair Value of Shares Issued		Fair Value at Issuance (minimum and maximum per share)		
Equity raise	1,326,887	$	43,019	$	19.75	$ 5.40
Board and committee members	1,281		24		8.59	5.16
Long Term Incentive Plan	2,584		316		82.20	1.84
Consultants	166		3		18.40	-
Employees	15,251		320		9.04	5.40
Conversion of Series F	130,490		-		-	-
Conversion of Series A	451		-		-	-
	1,477,110	$	43,682			

The Company's authorized common stock consists of 200,000,000 shares having a par value of $0.00001. As of the end of Fiscal 2022 and Fiscal 2021, the Company has issued and outstanding 2,629,199 and 1,758,835 common shares, respectively.

Increase of Authorized Common Stock

On December 27, 2021, the Company's stockholders approved an amendment to the Amended and Restated Certificate of Incorporation of the Company to effect an increase to its number of shares of authorized common stock, par value $0.00001 from 40,000,000 to 200,000,000.

July 2022 Private Placement

On July 1, 2022, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of a private placement of 657,858 shares of common stock or pre-funded warrants to purchase shares of common stock, and warrants (the "July 2022 Warrants") to purchase up to 657,858 shares of common stock, with an exercise price of $5.85 per share. The July 2022 Warrants are exercisable immediately upon issuance and have a term of exercise equal to five and one-half years from the date of issuance. The combined purchase price for one share of common stock (or pre-funded warrant) and one associated warrant to purchase one share of common stock was $6.10.

In connection with the private placement, each investor entered into Warrant Amendment Agreements to amend the exercise prices of certain existing warrants to purchase up to an aggregate of 657,858 shares of our common stock that were previously issued to the investors, with exercise prices ranging from $18.50 to $38.00 per share and expiration dates ranging from July 22, 2026, to November 1, 2026. The Warrant Amendment Agreements became effective upon the closing of the July 2022 Private Placement and pursuant to the Warrant Amendment Agreements, the amended warrants have a reduced exercise price of $5.85 per share and expire five and one-half years following the closing of the July 2022 Private Placement.

February 2021 Public Offering

On February 9, 2021, the Company announced the pricing of a public offering of an aggregate of 364,255 shares of its common stock at a public offering price of $54.00 per share. The February 2021 Offering was made pursuant to the Company's registration statement on Form S-1 initially filed on January 13, 2021, as subsequently amended and declared effective on February 9, 2021. The February 2021 Offering was made only by means of a prospectus forming a part of the effective registration statement.

The February 2021 Offering closed on February 12, 2021. In the February 2021 Offering, the Company issued 347,520 shares of common stock and pre-funded warrants to purchase up to 16,735 shares of common stock, at an exercise price of $0.0001 per share. The Pre-funded Warrants were sold at $54.00 per Pre-funded Warrant. The Pre-funded Warrants were immediately exercisable and could be exercised at any time after their original issuance until such Pre-funded Warrants were exercised in full. The Pre-funded Warrants were exercised immediately upon issuance, and 16,735 shares of common stock were issued on February 12, 2021.

The net proceeds to the Company from the February 2021 Offering were approximately $18,100, after deducting placement agent fees and estimated offering expenses payable by the Company. Prior to the exchange of the Company's Series E Preferred Stock for Series G Preferred Stock, consummated on May 6, 2021, the Company was required to use the proceeds of any sales of equity securities, including the securities offered in the February 2021 Offering, exclusively to redeem any outstanding shares of the Company's Series E Preferred Stock, subject to certain limitations. Pursuant to the Limited Consent, the Company was permitted to use approximately (i) 75% of the net proceeds from the February 2021 Offering to redeem a portion of the outstanding Jackson Note and to use (ii) 25% of the net proceeds from the February 2021 Offering to redeem a portion of the Company's Series E Preferred Stock, and upon closing of the February 2021 Offering, the Company redeemed a portion of the 2020 Jackson Note and redeemed 4,518 shares of the Series E Convertible Preferred Stock. Following the redemption of the Series E Convertible Preferred Stock, the Company had 6,172 shares of Series E Convertible Preferred Stock outstanding with an aggregate stated value of $6,172.

Prior to the February 2021 Offering, the Company entered the Limited Consent with Jackson, whereby, among other things, Jackson agreed that we may use 75% of the proceeds from the February 2021 Offering to redeem a portion of the 2020 Jackson Note, which at the time had an outstanding principal amount of $32,710, and 25% of the net proceeds from the Offering to redeem a portion of our Series E Convertible Preferred Stock, notwithstanding certain provisions of the Series E Certificate of Designation that would have required us to use all the proceeds from the Offering to redeem the Series E Convertible Preferred Stock. In addition, the Company also agreed in the Limited Consent to additional limits on the Company's ability to incur other indebtedness, including limits on advances under the revolving loan facility with MidCap. The Company also agreed that to the extent that any of our PPP Loans are forgiven after the Offering, Jackson may convert the Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock that remains outstanding into a secured note that is substantially similar to the 2020 Jackson Note. On April 8, 2021, the Limited Consent was extended to June 17, 2021.

On February 5, 2021, the Company also entered into a Limited Waiver and Agreement with Jackson (the "Limited Waiver"), whereby Jackson agreed that it would not convert any shares of the Series E Convertible Preferred Stock or Series E-1 Convertible Preferred Stock into shares of our common stock or exercise any warrants to purchase shares to the extent that doing so would cause the number of our authorized shares of common stock to be less than the number of shares being offered in the Offering. Jackson also waived any event of default under the Series E Certificate of Designation and the 2020 Jackson Note that would have resulted from the Company having an insufficient number of authorized shares of common stock to honor conversions of the Series E Convertible Preferred Stock and the exercise of Jackson's warrants. On April 8, 2021, the Limited Waiver was extended to June 17, 2021, and on May 6, 2021, the Limited Waiver was extended to June 30, 2021. The limited waiver was not extended further because the Company effected a Reverse Stock Split on June 30, 2021, and such waiver was no longer required.

April 2021 Private Placement

On April 21, 2021, the Company entered into the April 2021 Purchase Agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 4,698 shares of Series F Preferred Stock at a price of $1,000 per share and warrants to purchase up to an aggregate of 130,491 shares of common stock, at an exercise price of $36.00 per share. The April 2021 Warrants are exercisable six months following the closing of the April 2021 Private Placement and will expire five years following the date the April 2021 Warrants first became exercisable.

The Series F Preferred Stock is convertible into an aggregate of approximately 130,491 shares of Common Stock at a conversion price of $36.00 per share, subject to certain ownership limitations, upon the Company amending its certificate of incorporation to effect a reverse split within a range of 1-into-2 to up to 1-into-20 to be determined by the Company's Board. On June 30, 2021, the Company effectuated the 1-into-6 Reverse Stock Split.

The net proceeds to the Company from the April 2021 Private Placement were approximately $4,200, after deducting placement agent fees and estimated offering expenses payable by the Company. The Company used $3,200 of the net proceeds to redeem a portion of the 2020 Jackson Note, which had an outstanding principal amount of $19,154 as of April 21, 2021. In addition, the Company used $1,000 of the net proceeds for working capital purposes.

As the Series F Preferred Stock was issued concurrently with the April 2021 Warrants, the Company evaluated the existence of a beneficial conversion feature ("BCF") using the effective conversion price for the Preferred Stock based on the proceeds allocated to that instrument. Accordingly, the Company recognized a BCF of $1,409 as of the issuance date as a deemed dividend.

Subject to certain beneficial ownership limitations, the Series F Preferred Stock shall vote on an "as converted" basis on all matters submitted to the holders of Common Stock for approval; provided, however, that solely for purposes of determining the number of votes that the Series F Preferred Stock is entitled to, the "Conversion Price" of the Series F Preferred Stock shall be deemed $43.50. In addition, as long as any shares of the Series F Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series F Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series F Preferred Stock, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series F Preferred Stock, or (c) increase the number of authorized shares of the Series F Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing. As of January 1, 2022, all Series F Preferred Stock was converted to common stock and there are no Series F Preferred shares outstanding.

Series G Preferred Stock – Related Party

On May 6, 2021, the Company, entered into the Exchange Agreement with Jackson, pursuant to which, among other things, Jackson agreed to exchange 6,172 shares of the Company's Series E Convertible Preferred Stock, and 1,493 shares of the Series E-1 Preferred Stock for an equivalent number of shares of the Company's newly issued Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock. The Series G Convertible Preferred Stock is subject to the same terms stated in the Limited Waiver, as described above in "February 2021 Offering" in this Note 12.

The Series G Preferred Stock ranks senior to each of the Company's common stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, and any other classes and series of stock of the Company now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Series G Preferred Stock or which do not specify their rank (which includes the Series F Convertible Preferred Stock). Each share of Series G Preferred Stock is initially convertible into 100 shares of common stock at any time from and after, (i) with respect to the Series G Preferred Stock, the earlier of October 31, 2022, or the occurrence of a default and, (ii) with respect to the Series G-l Convertible Preferred Stock, October 31, 2020. A holder of Series G Preferred Stock is not required to pay any additional consideration in exchange for conversion of the Series G Preferred Stock into the Company's common stock.

The Series G Preferred Stock carries monthly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance (plus any accrued dividends with respect to the Series E Preferred Stock unpaid as of the date of the Exchange) and (ii) 17% after the occurrence of a default, and (b) a dividend payable in shares of Series G-1 Convertible Preferred Stock. The shares of Series G-1 Convertible Preferred Stock have all the same terms, preferences and characteristics as the Series G Preferred Stock (including, without limitation, the right to receive cash dividends), except Series G-1 Convertible Preferred Stock are mandatorily redeemable by the Company within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or September 30, 2022, for a cash payment equal to the liquidation value plus any accrued and unpaid dividends thereon.

The Series G Preferred Stock shall vote on an "as converted" basis on all matters submitted to the holders of common stock for approval.

While under the terms of the Certificate of Designation governing the Series G Preferred Stock and Series G-1 Preferred Stock, as of July 20, 2021 617,200 shares and 156,100 shares of common stock were issuable upon the conversion of Series G Preferred Stock and Series G-1 Preferred Stock, respectively, the shares of Series G Preferred Stock and Series G-1 Convertible Preferred Stock were not converted to common stock and instead were converted on July 21, 2021 to current debt.

July 2021 Registered Direct Offering and Concurrent Private Placement July 2021 Offerings

On July 20, 2021, the company entered into the July 2021 Purchase Agreement with certain institutional investors. Pursuant to the July 2021 Purchase Agreement, the Company sold in the July 2021 Registered Direct Offering, 219,914 shares of the Company's common stock to the investors at an offering price of $34.50 per share and associated warrant. In the concurrent July 2021 Private Placement, the Company sold to the same investors unregistered warrants (the "July 2021 Warrants") to purchase up to an aggregate of 109,957 shares of common stock, representing 50% of the shares of common stock sold in the July 2021 Registered Direct Offering. The July 2021 Warrants are exercisable at an exercise price of $38.00 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

The net proceeds from the July 2021 Offerings were approximately $6,760, after deducting placement agent fees and other estimated offering expenses payable by the Company. While the Company's Series G Preferred Stock was outstanding, it was required to use the proceeds of any sales of equity securities, including the common stock offered in the July 2021 Registered Direct Offering, exclusively to redeem any outstanding shares of Series G Preferred Stock, subject to certain limitations. The Company received a waiver from Jackson, the sole holder of the outstanding shares of its Series G Preferred Stock, to pay accrued and unpaid interest and prepay a portion of the outstanding principal balance of the 2020 Jackson Note, which at the time had an outstanding principal amount of $16,077, and to pay accrued and unpaid dividends on the Series G-1 Convertible Preferred Stock upon conversion of such preferred stock into the New Note.

Pursuant to the engagement letter entered into on December 21, 2020 (as amended, the "Engagement Letter") with H.C. Wainwright & Co., LLC ("Wainwright"), pursuant to which Wainwright agreed to serve as the exclusive placement agent for the Company, on a reasonable best-efforts basis, in connection with the July 2021 Offerings, the Company paid Wainwright an aggregate cash fee equal to 7.5% of the gross proceeds of the July 2021 Offerings and a management fee equal to 1.0% of the gross proceeds of the July 2021 Offerings, and additionally reimbursed Wainwright for a non-accountable expense allowance of $85 and $13 for clearing expenses. Additionally, the Company issued to Wainwright or its designees as compensation warrants to purchase up to 16,494 shares of common stock, equal to 7.5% of the aggregate number of shares of common stock placed in the July 2021 Registered Direct Offering (the "July 2021 Wainwright Warrants"). The July 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the July 2021 Registered Direct Offering and an exercise price of $43.125 per share of common stock (equal to 125% of the offering price per share of common stock issued and sold in the July 2021 Registered Direct Offering). The July 2021 Offerings closed on July 23, 2021.

Jackson Consent

In connection with the July 2021 Offerings, on July 22, 2021 the Company entered into a limited consent with Jackson whereby, among other things, Jackson agreed that the Company could effect the July 2021 Offerings and use $5,000 of the net proceeds thereof to pay accrued and unpaid interest and prepay a portion of the outstanding principal balance of the 2020 Jackson Note, notwithstanding certain provisions of the certificate of designation for the Series G Preferred Stock (the "Series G Certificate of Designation") that would have required the Company to use all the proceeds from the July 2021 Offerings to redeem the Series G Preferred Stock.

Conversion of Series G Convertible Preferred Stock into Senior Debt

On July 21, 2021, the Company exchanged its 6,172 shares of Series G Convertible Preferred Stock and 1,561 shares of Series G-1 Convertible Preferred Stock for senior indebtedness by entering into the New Note, in aggregate principal amount of $7,733 (the "New Note"), which amount represented all of the outstanding Series G Preferred Stock totaling $6,172 and Series G-1 Convertible Preferred Stock totaling $1,561 held by Jackson as of July 21, 2021, under the Note Purchase Agreement. The New Note was deemed issued pursuant to the Amended Note Purchase Agreement.

Under the terms of the New Note, the Company is required to pay interest on the New Note at a per annum rate of 12%, in cash only, accruing from and after the date of the New Note and until the entire principal balance of the New Note shall have been repaid in full, and on and at all times during which the "Default Rate" (as defined in the Amended Note Purchase Agreement) applies, to the extent permitted by law, at a per annum rate of 17%. The entire outstanding principal balance of the New Note is due and payable in full on September 30, 2022. Upon an Event of Default (as defined in the Amended Note Purchase Agreement), the principal of the New Note and all accrued and unpaid interest thereon may be accelerated and declared or otherwise become due and payable in accordance with the terms of the Amended Note Purchase Agreement.

First August 2021 Registered Direct Offering and Concurrent Private Placement

On August 5, 2021, the Company entered into the First August 2021 Purchase Agreement with certain institutional investors. Pursuant to the First August 2021 Purchase Agreement, the Company agreed to sell, in a registered direct offering, 138,317 shares of the Company's common stock to the purchasers at an offering price of $26.425 per share and associated warrant. Pursuant to the First August 2021 Purchase Agreement, in a concurrent private placement, the Company also sold to the purchasers unregistered warrants to purchase up to an aggregate of 69,159 shares of common stock, representing 50% of the shares of common stock that were issued and sold in the First August 2021 Registered Direct Offering. The First August 2021 Warrants are exercisable at an exercise price of $25.80 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

Pursuant to the Engagement Letter, Wainwright agreed to serve as the exclusive placement agent for the Company, on a reasonable best-efforts basis, in connection with the First August 2021 Offerings. The Company paid Wainwright an aggregate cash fee equal to 7.5% of the gross proceeds of the First August 2021 Offerings and a management fee equal to 1.0% of the gross proceeds of the First August 2021 Offerings, and additionally reimbursed Wainwright for a non-accountable expense allowance of $50 and $13 for clearing expenses. Additionally, the Company issued to Wainwright or its designees as compensation warrants to purchase up to 10,374 shares of common stock, equal to 7.5% of the aggregate number of shares of common stock placed in the First August 2021 Registered Direct Offering (the "First August 2021 Wainwright Warrants"). The First August 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the First August 2021 Registered Direct Offering and an exercise price of $33.031 per share of common stock (equal to 125% of the offering price per share of common stock issued and sold in the First August 2021 Registered Direct Offering). The First August 2021 Offerings closed on August 9, 2021.

The net proceeds to the Company from the First August 2021 Offerings were approximately $3,217, after deducting placement agent fees and estimated offering expenses payable by the Company. The Company used a portion of the net proceeds from the First August 2021 Offerings together with other cash on hand to redeem $3,281 of the 2020 Jackson Note, which had an outstanding principal amount of approximately $16,730 immediately prior to such redemption.

Second August 2021 Registered Direct Offering and Concurrent Private Placement

On August 22, 2021, the Company entered into the Second August 2021 Purchase Agreement with certain institutional investors. Pursuant to the Second August 2021 Purchase Agreement, the Company agreed to sell, in a registered direct offering, 136,048 shares of the Company's common stock to the purchasers at an offering price of $21.00 per share and associated warrant. Pursuant to the Second August 2021 Purchase Agreement, in a concurrent private placement, the Company also sold to the purchasers unregistered warrants to purchase up to an aggregate of 68,024 shares of common stock, representing 50% of the shares of common stock that were issued and sold in the Second August 2021 Registered Direct Offering. The Second August 2021 Warrants are exercisable at an exercise price of $20.40 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

Pursuant to the Engagement Letter, Wainwright agreed to serve as the exclusive placement agent for the Company, on a reasonable best-efforts basis, in connection with the Second August 2021 Offerings. The Company paid Wainwright an aggregate cash fee equal to 7.5% of the gross proceeds of the Second August 2021 Offerings and a management fee equal to 1.0% of the gross proceeds of the Second August 2021 Offerings, and additionally reimbursed Wainwright for a non-accountable expense allowance of $50 and $13 for clearing expenses. Additionally, the Company issued to Wainwright or its designees as compensation warrants to purchase up to 10,204 shares of common stock, equal to 7.5% of the aggregate number of shares of common stock placed in the Second August 2021 Registered Direct Offering (the "Second August 2021 Wainwright Warrants"). The Second August 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the August 2021 Registered Direct Offering and an exercise price of $26.25 per share of common stock (equal to 125% of the offering price per share of common stock issued and sold in the Second August 2021 Registered Direct Offering). The Second August 2021 Offerings closed on August 22, 2021.

The net proceeds to the Company from the Second August 2021 Offerings were approximately $2,466, after deducting placement agent fees and estimate offering expenses payable by the Company. The Company used all proceeds for working capital purposes.

November 2021 Concurrent Private Placement

On October 28, 2021, the Company entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of 468,355 shares of common stock, par value $0.00001 per share or pre-funded warrants to purchase shares of common stock and warrants to purchase up to 468,355 shares of common stock, with an exercise price of $18.50 per share (the "November 2021 Private Placement"). The warrants were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The combined purchase price for one share of common stock (or pre-funded warrant) and one associated warrant was $19.75.

Pursuant to the Engagement Letter, Wainwright agreed to serve as the exclusive placement agent for the Company, on a reasonable best-efforts basis, in connection with the November 2021 Private Placement. The Company paid Wainwright a total cash fee equal to 7.5% of the aggregate gross proceeds of the November 2021 Private Placement and a management fee equal to 1.0% of the gross proceeds of the November 2021 Private Placement, and additionally reimbursed Wainwright for a non-accountable expense allowance of $35. In addition, the Company issued to Wainwright or its designees warrants (the "November 2021 Wainwright Warrants") to purchase up to 35,127 shares of common stock at an exercise price equal to $24.688. The November 2021 Wainwright Warrants were exercisable immediately upon issuance and have a term of exercise equal to five years from the commencement of sales under the November 2021 Private Placement.

Third Amended and Restated Note Purchase Agreement

On October 27, 2022, the Company entered into the Third Amended and Restated Note Purchase Agreement with Jackson, which amended and restated the Amended Note Purchase Agreement, dated October 26, 2020, as amended, and issued to Jackson the Jackson Note, with a remaining outstanding principal balance of approximately $9.0 million.

In connection with the amendment and restatement, the Company paid Jackson an amendment fee of $39. The Company accounted for the Amended Note Purchase Agreement as a modification of the debt. Accordingly, fees totaling $39 paid to Jackson as well issuance of 100,000 common stock shares valued at $257, issuance of 24,332 five year warrants with a strike price of $3.06 expiring October 27, 2027 and the modification of 15,093 warrants from a strike price of $60.00 to $3.06 and the extension of the warrant expiration date of January 26, 2026 to October 27, 2027, resulting in a fair value adjustment of $29, were all recorded as additional debt discount which will be amortized over the term of the 2022 Jackson Note using the effective interest method.

<u>Restricted Shares</u>

The Company has issued shares of restricted stock to employees and members of the Board under its 2015 Omnibus Incentive Plan, 2016 Omnibus Incentive Plan, 2020 Omnibus Plan and 2021 Omnibus Inventive Plan. Under these plans, the shares are restricted for a period of three years from issuance. As of Fiscal 2022, the Company has issued a total of 68,592 restricted shares of common stock to employees and Board members that remain restricted. In accordance with ASC 718, Compensation – Stock Compensation, the Company recognizes stock-based compensation from restricted stock based upon the fair value of the award at issuance over the vesting term on a straight-line basis. The fair value of the award is calculated by multiplying the number of restricted shares by the Company's stock price on the date of issuance. The impact of forfeitures has historically been immaterial to the financial statements. In Fiscal 2022 and 2021, the Company recorded compensation expense associated with these restricted shares of $511 and $374, respectively. The table below is a rollforward of unvested restricted shares issued to employees and board of directors.

	Restricted Shares	Weighted Average Price Per Share
Balance at January 2, 2021	1,030	$ 75.00
Granted	19,115	29.20
Vested/adjustments	(14,169)	29.00
Balance at January 1, 2022	5,976	50.00
Granted	63,000	3.20
Vested/adjustments	(384)	88.80
Balance at December 31, 2022	68,592	$ 6.72

Series A Preferred Stock – Related Party

On May 29, 2015, the Company filed a Certificate of Designations, Preferences and Rights of Series A Preferred Stock with the Nevada Secretary of State, whereby the Company designated 1,663,008 shares of preferred stock as Series A Preferred Stock, par value $0.00001 per share. On June 15, 2017, the Company reincorporated in the State of Delaware. The Series A Preferred Stock has a stated value of $10.00 per share and is entitled to a 12% dividend.

Shares of the Series A Preferred Stock were convertible into shares of common stock at the holder's election at any time prior to December 31, 2020 (the "Redemption Date"), at a conversion rate of one and three tenths (1.3) shares of common stock for every 50 shares of Series A Preferred Stock that the holder elects to convert. Originally the redemption date was December 31, 2018, and this was extended to December 31, 2020 in January 2019. Except as otherwise required by law, the Series A Preferred Stock had no voting rights.

In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock were entitled to receive out of the assets of the Company legally available for distribution, prior to and in preference to distributions to the holders of the Company's common stock, par value $0.00001 per share or classes and series of securities of the Company which by their terms do not rank senior to the Series A Preferred Stock, and either in preference to or pari passu with the holders of any other series of Preferred Stock that may be issued in the future that is expressly made senior or pari passu, as the case may be, an amount equal to the stated value of the Series A Preferred Stock less any dividends previously paid out on the Series A Preferred Stock.

The holders were entitled to receive cash dividends at the rate of 12% of the stated value per annum, payable monthly in cash, prior to and in preference to any declaration or payment of any dividend on the common stock. So long as any shares of Series A Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend on any shares of common stock, unless at the time of such dividend the Company shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock.

The Certificate of Designation filed on May 29, 2015, designating the Series A Preferred Stock, was filed in connection with the Company's issuance of an aggregate of 1,663,008 shares of Series A Preferred Stock to Brendan Flood and Matthew Briand for the conversion of the Gross Profit Appreciation Bonus (as defined in each employment agreement) associated with their employment agreements. The Certificate of Designation was approved and related issuances were ratified by the Company's Board and compensation committee on May 29, 2015.

Up until the Redemption Date, holders may convert their shares into common stock at their election. On the Redemption Date, the Company shall redeem all of the shares of Series A Preferred Stock of each holder, for cash or for shares of common stock in the Company's sole discretion. If the redemption purchase price is paid in shares of common stock, the holders shall initially receive 0.13 shares of common stock for each $500.00 of the Redemption Purchase Price. If the redemption purchase price is paid in cash, the redemption price paid to each holder shall be equal to the Stated Value for each share of Series A Preferred Stock, multiplied by the number of shares of Series A Preferred Stock held by such holder, less the aggregate amount of dividends paid to such holder through the Redemption Date.

On January 21, 2020, the Company converted the shares of Series A Preferred Stock awarded to Mr. Briand into 271 shares of common stock. On January 8, 2021, the Company converted the shares awarded to Mr. Flood into 451 shares of common stock. The Company has $125 and $125 of dividends payable to Series A Preferred Stockholders at the end of Fiscal 2022 and Fiscal 2021, respectively.

Series E Preferred Stock

The Series E Preferred Stock ranks senior to common stock and any other series or classes of preferred stock now or after issued or outstanding with respect to dividend rights and rights on liquidation, winding up and dissolution. Each share of Series E Preferred Stock was initially convertible into 56.18 shares of our common stock at any time after October 31, 2020 or the occurrence of a Preferred Default. A holder of Series E Preferred Stock is not required to pay any additional consideration in exchange for conversion of such Series E Preferred Stock into our common stock. Series E Preferred Stock is redeemable by the Company at any time at a price per share equal to the stated value ($10,000 per share) plus all accrued and unpaid dividends thereon. While the Series E Preferred Stock is outstanding, the Company is required to use the proceeds of any sales of equity securities, exclusively to redeem any outstanding shares of Series E Preferred Stock, except that the Company is permitted to use up to an aggregate of $3,000 of the gross proceeds from any equity offering completed on or before November 15, 2019 for working capital purposes. On January 22, 2019, the Company completed a registered direct offering of our common stock that generated $775 in gross proceeds that are to be used for working capital purposes. On February 12, 2019, the Company closed its previously announced firm commitment underwritten public offering in which, pursuant to an underwriting agreement between the Company and the underwriter, dated as of February 8, 2019, the Company issued and sold 242,500 shares of its common stock, at a public offering price of $16.50 per share. Notwithstanding the terms of the certificate of designations for Series E Preferred Stock, Jackson, the holder our outstanding shares of Series E Preferred Stock, did not require us to use the proceeds from our recent offerings in excess of $3,000 to redeem outstanding shares of the Series E Preferred Stock. Instead, the Company used such excess proceeds to make a terminal payment to the sellers of *first*PRO in final settlement of all deferred consideration due under our asset purchase agreement with such sellers.

In the event of liquidation, dissolution or winding up, the holders of the Series E Preferred Stock were entitled to receive out of the Company assets legally available for distribution, prior to and in preference to distributions to the holders of common stock or classes and series of securities which by their terms do not rank senior to the Series E Preferred Stock, and either in preference to or pari passu with the holders of any other series of preferred stock that may be issued in the future that is expressly made senior or pari passu, as the case may be, an amount equal to the stated value of the Series E Preferred Stock plus any accrued but unpaid dividends.

On October 23, 2020, the Company filed the second amendment to the Certificate of Designation of the Series E Preferred Stock and Series E-1 Preferred Stock. Under the amended terms, holders of Series E Preferred Stock are entitled to monthly cash dividends on the Company's Series E Preferred Stock at a per annum rate of 12%. At the Company's option, up to 50% of the cash dividend on the Base Series E Preferred Stock may be paid in kind by adding such 50% portion to the outstanding liquidation value of the Base Series E Preferred Stock, commencing on October 26, 2020 and ending on October 25, 2021. If the PIK Dividend Payment is elected, a holder of Series E Preferred Stock is entitled to additional fee to be paid in shares of the Company's common stock an amount equal to $100 divided by the average closing price, as reported by Nasdaq of such shares of common stock over the 5 trading days prior to the applicable monthly interest payment date. If such average market price is less than $5.00, or is otherwise undeterminable because such shares are no longer publicly traded or the closing price is no longer reported by Nasdaq, then the average closing price for these purposes shall be deemed to be $5.00, and if such average closing price is greater than $35.00 then the average closing price for these purposes shall be deemed to be $35.00. Dividends on the Series E-1 Preferred Stock may only be paid in cash. If the Company fails to make dividend payments on the Series E Preferred Stock, it will be an event of default under the Amended Note Purchase Agreement.

Under the terms of the Amendment, shares of Series E-1 Preferred Stock were convertible into the Company common stock at a conversion rate equal to the liquidation value of each share of Series E-1 Preferred Stock divided by $60.00 per share commencing October 31, 2020. Each share of Series E-1 Preferred Stock had a liquidation value of $60,000 per share. The Company's shares of Series E Preferred Stock were also convertible into shares of our common stock after October 31, 2022. The conversion rate for our Series E Preferred Stock is equal to the liquidation value of each share of Series E Preferred Stock divided by $60.00 per share. Each share of Series E Preferred Stock has a liquidation value of $60,000 per share. On September 28, 2020, the Company redeemed 1,300 shares of Series E Preferred Stock for $1,300, as such there were 11,700 shares of Series E Preferred Stock outstanding.

On May 6, 2021, the Company, entered into the Exchange Agreement with Jackson, pursuant to which, among other things, Jackson agreed to exchange 6,172 shares of the Company's Series E Convertible Preferred Stock, and 1,493 shares of the Series E-1 Convertible Preferred Stock for an equivalent number of shares of the Company's newly issued Series G Preferred Stock and Series G-1 Convertible Preferred Stock. As of the end of Fiscal 2021, 0 shares and 0 shares of Series E Preferred Stock and Series E-1 Preferred Stock were outstanding, respectively. On July 21, 2021, the Company exchanged its 6,172 shares of Series G Convertible Preferred Stock and 1,561 shares of Series G-1 Convertible Preferred Stock for senior indebtedness by entering into the New Note, in aggregate principal amount of $7,733, which amount represented all of the outstanding Series G Preferred Stock totaling $6,172 and Series G-1 Convertible Preferred Stock totaling $1,561 held by Jackson as of July 21, 2021, under the Note Purchase Agreement. As of the end of Fiscal 2021, 0 shares and 0 shares of Series G Preferred Stock and Series G-1 Preferred Stock were outstanding, respectively.

Warrants

On December 29, 2020, as partial compensation for Wainwright's services as underwriter in the December 23, 2020 underwriting agreement, the Company issued to Wainwright's designees warrants to purchase 6,023 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $49.13 per share.

On December 31, 2020, as partial compensation for Wainwright's services as placement agent in the December 30, 2020 securities purchase agreement, the Company issued to Wainwright's designees warrants to purchase up to 3,331 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $45.00 per share.

On February 9, 2021, as partial compensation for Wainwright's services as underwriter in the February 9, 2021 underwriting agreement, the Company issued to Wainwright's designees warrants to purchase 18,214 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $67.50 per share.

On April 21, 2021, the Company entered into the April 2021 Purchase Agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 4,698 shares of Series F Preferred Stock at a price of $1,000 per share and warrants to purchase up to an aggregate of 130,491 shares of common stock, at an exercise price of $36.00 per share. The April 2021 Warrants are exercisable six months following the closing of the April 2021 Private Placement and will expire five years following the date the April 2021 Warrants first became exercisable.

As partial compensation for Wainwright's services as underwriter in the April 21, 2021 underwriting agreement, the Company issued to Wainwright's designees warrants to purchase 9,787 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $45.00 per share.

On July 20, 2021, the Company entered into the July 2021 Purchase Agreement with certain institutional investors. Pursuant to the July 2021 Purchase Agreement, the Company sold in the July 2021 Registered Direct Offering, 219,914 shares of the Company's common stock to the investors at an offering price of $34.50 per share and associated warrant. In the concurrent July 2021 Private Placement, the Company sold to the same investors unregistered warrants (the "July 2021 Warrants") to purchase up to an aggregate of 109,957 shares of common stock, representing 50% of the shares of common stock sold in the July 2021 Registered Direct Offering. The July 2021 Warrants are exercisable at an exercise price of $38.00 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

As partial compensation for Wainwright's services as underwriter in the July 20, 2021 underwriting agreement, the Company issued to Wainwright's designees warrants to purchase 16,494 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $43.125 per share.

On August 5, 2021, the Company entered into the First August 2021 Purchase Agreement with certain institutional investors. Pursuant to the First August 2021 Purchase Agreement, the Company agreed to sell, in a registered direct offering, 138,317 shares of the Company's common stock to the purchasers at an offering price of $26.425 per share and associated warrant. Pursuant to the First August 2021 Purchase Agreement, in a concurrent private placement, the Company also sold to the purchasers unregistered warrants to purchase up to an aggregate of 69,159 shares of common stock, representing 50% of the shares of common stock that were issued and sold in the First August 2021 Registered Direct Offering. The First August 2021 Warrants are exercisable at an exercise price of $25.80 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

As partial compensation for Wainwright's services as underwriter in the First August 2021 Purchase Agreement, the Company issued to Wainwright's designees warrants to purchase 10,376 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $33.031 per share.

On August 22, 2021, the Company entered into the Second August 2021 Purchase Agreement with certain institutional investors. Pursuant to the Second August 2021 Purchase Agreement, the Company agreed to sell, in a registered direct offering, 136,048 shares of the Company's common stock to the purchasers at an offering price of $21.00 per share and associated warrant. Pursuant to the Second August 2021 Purchase Agreement, in a concurrent private placement, the Company also sold to the purchasers unregistered warrants to purchase up to an aggregate of 68,024 shares of common stock, representing 50% of the shares of common stock that were issued and sold in the Second August 2021 Registered Direct Offering. The Second August 2021 Warrants are exercisable at an exercise price of $20.40 per share, were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

As partial compensation for Wainwright's services as underwriter in the Second August 2021 Purchase Agreement, the Company issued to Wainwright's designees warrants to purchase 10,205 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $26.25 per share.

On October 28, 2021, the Company entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of 468,355 shares of common stock, par value $0.00001 per share or pre-funded warrants to purchase shares of common stock and warrants to purchase up to 468,355 shares of common stock, with an exercise price of $18.50 per share (the "November 2021 Private Placement"). The warrants were exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The combined purchase price for one share of common stock (or pre-funded warrant) and one associated warrant was $19.75.

As partial compensation for Wainwright's services as underwriter in the Second August 2021 Purchase Agreement, the Company issued to Wainwright's designees warrants to purchase 35,128 shares of common stock. The warrants have a term of five (5) years from the commencement of sales under the offering, an exercise price of $24.69 per share.

In connection with the private placement consummated in July 2022 (the "July 2022 Private Placement"), on July 7, 2022, the Company entered into warrant amendment agreements (the "Warrant Amendment Agreements") with each of the nine existing participating investors, which amended warrants to purchase up to 657,858 shares of common stock (prior to amendment, the "Original Warrants"). The Original Warrants had exercise price that ranged from $18.50 to $38.00 per share and expiration dates that ranged from July 22, 2026 to November 1, 2026. The Warrant Amendment Agreements reduced the exercise price of the Original Warrants to $5.85 per share and extended the expiration date to January 7, 2028, the date that is five and one-half years following the closing of the July 2022 Private Placement. The Company calculated an incremental fair value of $837 by calculating the excess, of the fair value of the modified over the fair value of that instrument immediately before it is modified. This increase in fair value was recorded in additional paid in capital.

In connection with the Third Amended and Restated Note Purchase Agreement, the Company (i) issued five year warrants to purchase up to an aggregate of 24,332 shares of common stock at an exercise price of $3.06 per share, which expire on October 27, 2027, and (ii) amended certain warrants to purchase up to an aggregate of 15,093 shares of common stock such that the exercise price was reduced from $60.00 per share to $3.06 per share, and the expiration date of the warrant was extended from January 26, 2026 to October 27, 2027, which resulted in a fair value adjustment of $29. These warrants were recorded as additional debt discount which will be amortized over the term of the 2022 Jackson Note using the effective interest method.

Transactions involving the Company's warrant issuances are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding at January 2, 2021	26,285	$	59.40
Issued	995,452		25.97
Exercised	(49,242)		0.0001
Expired or cancelled	—		—
Outstanding at January 1, 2022	972,495	$	26.88
Issued	1,404,478		5.83
Exercised	—		—
Expired or cancelled	(673,285)		26.84
Outstanding at December 31, 2022	1,703,688	$	9.61

The following table summarizes warrants outstanding as of December 31, 2022:

Exercise Price	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	
$3.06 - $3,750.00	1,703,688	4.79	$	9.61

Incentive Plans

2014 Equity Incentive Plan

On January 28, 2014, our Board adopted the 2014 Equity Incentive Plan (the "2014 Plan".) Under the 2014 Plan, we may grant options to employees, directors, senior management of the Company and, under certain circumstances, consultants. The purpose of the 2014 Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. A maximum of 5,000 shares of common stock has been reserved for issuance under this plan. The 2014 Plan expires on January 28, 2024. As of December 31, 2022, the Company had issued 5,000 options and shares of common stock pursuant to the 2015 Plan and therefore there are no remaining shares eligible to be issued under the 2014 Plan.

2015 Omnibus Incentive Plan

On September 23, 2015, our Board adopted the 2015 Omnibus Incentive Plan (the "2015 Plan".) This plan has not been approved by our stockholders. Under the 2015 Plan, we may grant a variety of equity instruments to employees, directors, senior management of the Company and, under certain circumstances, consultants. The purpose of the 2015 Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates.

The 2015 Plan provides for an aggregate of 9,000 shares of common stock to be available for awards under the 2015 Plan ("Awards".) The number of shares available for grant pursuant to Awards under the 2015 Plan is referred to as the "Available Shares." If an Award is forfeited, canceled, or if any Option terminates, expires or lapses without being exercised, the common stock subject to such Award will again be made available for future grant. However, shares that are used to pay the exercise price of an Option or that are withheld to satisfy the Participant's tax withholding obligation will not be available for re-grant under the 2015 Plan.

The Plan will have a term of ten years and no further Awards may be granted under the 2015 Plan after that date. As of December 31, 2022, the Company had issued 9,000 in options and shares of common stock and had 0 unissued securities remaining under this plan.

2016 Omnibus Incentive Plan

On October 25, 2016, our Board adopted the 2016 Omnibus Incentive Plan (the "2016 Plan") to, among other things, attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of the Company's business. The 2016 Plan's terms and conditions are similar to that of the 2015 Plan. On January 26, 2017, our stockholders approved the 2016 Plan, pursuant to which 50,000 shares of the Company's common stock will be reserved for issuance under stock, restricted stock and stock option awards. On May 30, 2018, our stockholders approved an amendment to the 2016 Plan to increase the total number of shares reserved for issuance under the 2016 Plan to 125,000 shares of the Company's common stock. As of December 31, 2022, we had issued 123,428 shares and options to purchase shares of common stock pursuant to the 2016 Plan, leaving 1,573 shares remaining under the 2016 Plan.

A summary of option activity during Fiscal 2022 and Fiscal 2021 of the Company's 2014 Equity Incentive Plan, 2015 Omnibus Incentive Plan and the 2016 Omnibus Incentive Plan is presented below:

	Options		Weighted Average Exercise Price
Outstanding at January 2, 2021	1,302	$	1,665.60
Granted	—		—
Exercised	—		—
Expired or cancelled	—		—
Outstanding at January 1, 2022	1,302	$	1,665.60
Granted	50,000		7.80
Exercised	—		—
Expired or cancelled	—		—
Outstanding at December 31, 2022	51,302	$	50.06

During Fiscal 2022 and Fiscal 2021, the Company recorded total share-based payment expense of $70 and $27, respectively, in connection with all options outstanding.

The total compensation cost related to options not yet amortized is $262 at Fiscal 2022. The Company will recognize this charge over approximately 6.08 years.

2019 Long-Term Incentive Plan

In January 2019, the Company's Board approved the 2019 Long-Term Incentive Plan (the "2019 LTIP").

The Board granted 6,084 units to adequately motivate the participants and drive performance for the period.

Units vest upon the following:

- 50% upon the employee being in good standing on December 31, 2020; and,

- 50% upon the average share price of the Company's common stock during the 90-day period leading up to December 31, 2020, based upon the following Vesting Rate table:

Average 2019 Price	Vesting Rate
<$480 per share	0
>$480 per share	Pro-rated
>=$720 per share	Full Vesting

On January 8, 2021, the Company issued 2,584 shares to the remaining 50% of eligible employees in good standing on December 31, 2020. The remaining shares available in this plan expired. The Company has recognized expense of $0 and $4 related to the 2019 LTIP in Fiscal 2022 and Fiscal 2021, respectively.

2020 Omnibus Incentive Plan

On June 30, 2020, the Board approved the 2020 Omnibus Incentive Plan (the "2020 Plan") pursuant to which we may grant equity incentive awards to key employees, key contractors, and non-employee directors of the Company. The 2020 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash, shares of our common stock, or a combination of cash and common stock. A total of 12,500 shares of common stock were reserved for grant under the 2020 Plan, plus any awards reserved under the Company's prior equity incentive plans, subject to adjustment in certain circumstances to prevent dilution or enlargement. On September 29, 2020, our stockholders approved the 2020 Plan. As of December 31, 2022, we had issued 12,500 shares and options to purchase shares of common stock pursuant to the 2020 Plan, therefore leaving 0 shares remaining under the 2020 Plan. The 2020 Plan will terminate on June 30, 2030.

2021 Omnibus Incentive Plan

On October 14, 2021, the Company held its 2021 virtual annual meeting of stockholders. At the annual meeting, the Company's stockholders approved the 2021 Omnibus Incentive Plan, pursuant to which the Company may grant equity incentive awards to key employees, key contractors, and non-employee directors of the Company. The Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash, shares of the Company's common stock, or a combination of cash and common stock. A total of 200,000 shares of common stock are reserved for grant under the Plan subject to adjustment in certain circumstances to prevent dilution or enlargement. The Plan had been previously approved by the Company's board of directors on August 17, 2021, subject to stockholder approval, and will terminate on August 17, 2031.

On December 27, 2021, the Company held a special meeting of stockholders. At the special meeting, the Company's stockholders approved an amendment to the Company's 2021 Omnibus Incentive Plan to increase the number of shares of common stock available for issuance pursuant to awards under the 2021 Plan by an additional 300,000 shares, to a total of 500,000 shares of our common stock. As of December 31, 2022, we had issued 148,727 shares and options to purchase shares of common stock pursuant to the 2021 Plan, therefore leaving 351,273 shares remaining under the 2021 Plan. The 2021 Plan will terminate on June 30, 2031.

NOTE 14 – *COMMITMENTS AND CONTINGENCIES*

Employment Agreements

The Flood Employment Agreement

On January 3, 2014, in connection with our acquisition of Initio, we entered into a services agreement (the "Flood Employment Agreement") with Brendan Flood. Pursuant to the Flood Employment Agreement, Mr. Flood initially served as Executive Chairman of the Board. Mr. Flood was initially paid a salary of £192 per annum, less statutory deductions, plus other benefits including reimbursement for reasonable expenses, paid vacation and insurance coverage for his roles with both the Company and our U.K. subsidiary. Under the Flood Employment Agreement, Mr. Flood's salary is required to be adjusted (but not decreased) annually in connection with the CPI Adjustment (as defined in the Flood Employment Agreement.) Mr. Flood is also entitled to an annual bonus of up to 50% of his annual base salary based reaching certain financial milestones. Additionally, Mr. Flood was entitled to a gross profit appreciation participation, which entitled the participants to 10% of Initio's "Excess Gross Profit," which is defined as the increase in Initio gross profits in excess of 120% of the base year's gross profit, up to $400. Mr. Flood's participating level was 62.5%. On May 29, 2015, the Gross Profit Appreciation Bonus associated with this employment agreement was converted into 1,039,380 shares of Series A Preferred Stock. On January 8, 2021, all of Mr. Flood's shares of Series A Preferred Stock were converted into 2,703 shares of our common stock.

The Flood Employment Agreement had an initial term of five years and automatically renews thereafter unless 12 months' written notice is provided by either party. It also includes customary non-compete/solicitation language for a period of 12 months after termination of employment, and in the event of a change in control, we may request that Mr. Flood continue employment with the new control entity. In December 2017, upon the reorganization of the Company and departure of Mr. Briand, Mr. Flood's title was changed to Chairman and he assumed the roles of Chief Executive Officer and President of the Company. On January 1, 2018, the Company increased his salary by the CPI Adjustment. On January 1, 2019, and on January 1, 2020, Mr. Flood was eligible for a CPI salary adjustment and chose to waive this adjustment. Effective January 1, 2020, Mr. Flood's salary changed to $503 and bonus changed to up to 75% of his annual base salary. All other terms of the Flood Employment Agreement remained unchanged.

The Barker Employment Agreement

The Company entered into an employment agreement with Alicia Barker that appointed her as our Chief Operating Officer effective July 1, 2018 (the "Barker Employment Agreement"). Ms. Barker also serves as a member of our Board and receives stock compensation for her service as a member of the Board.

Under the terms of the Barker Employment Agreement, Ms. Barker currently receives an annual base salary of $250 and is entitled to receive an annual performance bonus of up to 75% of her base salary based on the achievement of certain performance metrics. Ms. Barker's base salary is required to be reviewed by the Board on an annual basis and may be increased, but not decreased, in its sole discretion. Ms. Barker is also entitled to reimbursement of certain out-of-pocket expenses incurred in connection with her services to the Company and to participate in the benefit plans generally made available to other executives of the Company. Effective January 1, 2021, Ms. Barker's salary changed to $275.

In the event Ms. Barker is terminated without cause or for good reason (as such terms are defined in the Barker Employment Agreement), Ms. Barker is entitled to receive (subject to certain requirements, including signing a general release of claims): (i) any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date; (ii) severance pay in an amount equal to 12 months' base salary; and (iii) any earned but unpaid performance bonus. In the event Ms. Barker is terminated for cause or without good reason, she is only entitled to receive any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date.

The Barker Employment Agreement also contains customary confidentiality, non-solicitation and non-disparagement clauses.

Earn-out Liabilities

Pursuant to the acquisition of KRI on August 27, 2018, the purchase price includes earnout consideration payable to the seller of $2,027 each on August 27, 2019, and August 27, 2020. The payment of the earnout consideration was contingent on KRI's achievement of certain trailing gross profit amounts. On September 11, 2019, the Company entered into an amended agreement with the seller to delay the payment of the first year earnout of $2,027 until no later than February 27, 2020. For each full calendar month beyond August 27, 2019, that such payment is delayed, the Company is required pay the seller interest in the amount of $10 with the first such payment of interest due on September 30, 2019. In addition, the amended agreement was further amended to change the due date for the second year earnout payment of $2,027 from August 27, 2020, to February 27, 2020. The seller of KRI, Pamela D. Whitaker ("Whitaker") has filed a lawsuit against the Company asserting claims for breach of contract and declaratory judgment against the Company due under a share purchase agreement and is seeking $4,054 in alleged damages. While the Company had recognized the liability for the earnout consideration of $4,054 due to Whitaker, within current liabilities as of January 1, 2022 and January 2, 2021, in February 2020, the Company filed an action against Whitaker for breach of contract which more than offsets the earnout consideration recognized. The Company paid interest of $40 during the period ended September 26, 2020. Refer to legal proceedings below for action filed against Whitaker, the former owner of KRI.

Pursuant to the Headway acquisition that closed on May 18, 2022, the purchase price includes an earnout payment totaling up to $4,450 of earn out provision. Upon the attainment of certain trailing twelve month ("TTM") EBITDA achievements the Company will pay to the Headway seller a contingent payment in accordance with the following:

Adjusted EBITDA of $0 or less than $0= no Contingent Payment
Adjusted EBITDA of $500 x 2.5 multiple= $1,250 Contingent Payment
Adjusted EBITDA of $1,000 x 2.5 multiple= $2,500 Contingent Payment
Adjusted EBITDA of $1,800 x 2.5 multiple= $4,500 Contingent Payment
Adjusted EBITDA of $2,000 or more x 2.5 multiple= $5,000 Contingent Payment

The Company performed an analysis over the contingent payment and prepared a forecast to determine the likelihood of the Adjusted EBITDA payout. The adjusted EBITDA TTM forecast, as of April 2023, is above the $2,000 threshold amount, such that the $5,000 was recorded as consideration. The estimated value calculated in the forecast is preliminary and subject to change. A payment of $160 was made on May 18, 2022, the date of the Headway closing. In addition, $550 related to a retention bonus of certain Headway employees was recorded as other current liabilities. The balance at December 31, 2022 is $4,290.

Lease Obligations

The Company is party to multiple lease agreements for office space. The agreements require monthly rental payments through September 2029. Total minimum obligations are approximately $1,817, $1,765, $1,649, $1,589, $1,603 and $4,168 for the years ending fiscal 2023, 2024, 2025, 2026, 2027 and beyond, respectively. For Fiscal 2022 and Fiscal 2021, rent expense amounted to $1,645 and $989, respectively.

Legal Proceedings

Whitaker v. Monroe Staffing Services, LLC & Staffing 360 Solutions, Inc.

On December 5, 2019, former owner of Key Resources, Inc. ("KRI"), Pamela D. Whitaker ("Whitaker" or "Plaintiff"), filed a complaint in Guilford County, North Carolina (the "North Carolina Action") asserting claims for breach of contract and declaratory judgment against Monroe Staffing Services LLC ("Monroe") and the Company (collectively, the "Defendants") arising out of the alleged non-payment of certain earn-out payments and interest purportedly due under a Share Purchase Agreement pursuant to which Whitaker sold all issued and outstanding shares in her staffing agency, KRI, to Monroe in August 2018. Whitaker sought $4,054 in alleged damages.

Defendants removed the action to the Middle District of North Carolina on January 7, 2020, and Plaintiff moved to remand on February 4, 2020. Briefing on the motion to remand concluded on February 24, 2020. Separately, Defendants moved to dismiss the action on January 14, 2020, based on Plaintiff's failure to state a claim, improper venue, and lack of personal jurisdiction as to defendant Staffing 360 Solutions, Inc. Alternatively, Defendants sought a transfer of the action to the Southern District of New York, based on the plain language of the Share Purchase Agreement's forum selection clause. Briefing on Defendants' motion to dismiss concluded on February 18, 2020. On February 28, 2020, Plaintiff moved for leave to file an amended complaint. Defendants filed their opposition to the motion for leave on March 19, 2020. Plaintiff has filed a reply.

On June 29, 2020, Magistrate Judge Webster issued a Report and Recommendation on the pending motions, recommending that Defendants' motion to dismiss be granted with regard to Defendants' request to transfer the matter to the Southern District of New York, and denied in all other regards without prejudice to Defendants raising those arguments again in the new forum. Magistrate Judge Webster also recommended that Plaintiff's motion to remand be denied and motion to amend be left to the discretion of the Southern District of New York.

Plaintiff filed an objection to the Report and Recommendation on July 9, 2020. Defendants responded on July 23, 2020. On February 19, 2021, the District Court issued a decision that reversed the Magistrate Judge's Order. The District Court granted Plaintiff's motion to remand and denied Defendants' motion to dismiss as moot. Defendants filed a Notice of Appeal to the Fourth Circuit on February 25, 2021, and filed their opening brief on April 21, 2021. Plaintiff filed her response brief on May 21, 2021, and Defendants replied on June 11, 2021. Oral argument was held on March 9, 2022. As of the date of this filing, a decision is pending.

Separately, on February 26, 2020, the Company and Monroe filed an action against Whitaker in the United States District Court for the Southern District of New York (Case No. 1:20-cv-01716) (the "New York Action".) The New York Action concerns claims for breach of contract and fraudulent inducement arising from various misrepresentations made by Whitaker to the Company and Monroe in advance of, and included in, the share purchase agreement. The Company and Monroe are seeking damages in an amount to be determined at trial but in no event less than $6,000. On April 28, 2020, Whitaker filed a motion to dismiss the New York Action on both procedural and substantive grounds. On June 11, 2020, Monroe and the Company filed their opposition to Whitaker's motion to dismiss. On July 9, 2020, Whitaker filed reply papers in further support of the motion.

On October 13, 2020, the Court denied Whitaker's motion to dismiss, in part, and granted the motion, in part. The Court rejected Whitaker's procedural arguments but granted the motion on substantive grounds. However, the Court ordered that Monroe and the Company may seek leave to amend the complaint by letter application by December 1, 2020. Monroe and the Company filed a letter of motion for leave to amend and a proposed Amended Complaint on December 1, 2020. On January 5, 2021, Whitaker filed an opposition to the letter motion. On January 25, 2021, Monroe and the Company filed a reply in further support of the letter motion. On March 9, 2021, the Court granted Monroe and the Company's motion for leave to amend, in part, and denied the motion, in part. The Court rejected Monroe and the Company's claim for fraudulent inducement but granted the motion for leave to amend their breach of contract claim. Monroe and the Company filed their amended complaint on March 12, 2021. On April 9, 2021, Whitaker renewed her motion to dismiss on procedural grounds, requesting dismissal of the action or, in the alternative, a stay of the proceeding pending adjudication on the merits of the North Carolina Action. On May 14, 2021, Monroe and the Company filed an opposition to the motion to dismiss. On June 21, 2021, Whitaker filed a reply in further support of the motion. The Court referred the case to Magistrate Judge Moses, who held oral argument on the motion on November 9, 2021.

On April 9, 2021, Whitaker renewed her motion to dismiss on procedural grounds, requesting dismissal of the action or, in the alternative, a stay of the proceeding pending adjudication on the merits of the North Carolina Action. On May 14, 2021, Monroe and the Company filed an opposition to the motion to dismiss. On June 21, 2021, Whitaker filed a reply in further support of the motion. The Court referred the case to Magistrate Judge Barbara Moses, who held oral argument on the motion on November 9, 2021. On March 8, 2022, Magistrate Judge Moses stayed the action pending a decision by the Fourth Circuit on the appeal filed by Monroe and the Company in the North Carolina Action.

In light of the Fourth Circuit's issuance of its July 22, 2022, decision and order transferring the North Carolina Action to the Southern District of New York, on August 1, 2022, the parties to the New York Action wrote to the Magistrate overseeing the matter to request a conference to address, inter alia, the resumption of discovery in light of the Fourth Circuit's Order issued on July 22, 2022. On August 3, 2022, Magistrate Judge Moses lifted the stay previously imposed in the matter and ordered the parties to appear at a teleconference held on August 16, 2022. At the teleconference, the parties agreed that the North Carolina Action would be dismissed following its transfer to the Southern District of New York without prejudice to Whitaker's right to assert the same causes of action, based on substantially similar allegations, as counterclaims in the New York Action and that Whitaker would have until September 30, 2022, to do so. The Court ordered the parties to submit a stipulation to this effect by August 23, 2022. Per the Court's Order, on August 22, 2022, the parties filed a stipulation and proposed order whereby the parties agreed that Whitaker would voluntarily dismiss the North Carolina Action, and would reassert the causes of action set forth in the Proposed Amended Complaint filed in the North Carolina Action as counterclaims in the New York Action; and set forth deadlines for the filing of Whitaker's answer and counterclaims Plaintiffs' response to such counterclaims. The Court so-ordered that stipulation on August 23, 2022.

On September 30, 2022, Whitaker filed an answer and counterclaims, including (1) a cause of action for breach of contract, which was substantially similar to Whitaker's breach of contract in the North Carolina Action (the "Breach of Contract Counterclaim"), and (2) a cause of action under New York and North Carolina consumer protection statutes, asserting that that Plaintiffs exhibited a pattern and practice in the purchase of businesses similar to KRI by which they allegedly, "endeavor[ ] to acquire the purchased company at a discount of the agreed-upon purchase price by making an initial down payment, then reneging on payment of deferred compensation or earnouts and fabricating a pretextual reason for nonpayment at the time the deferred compensation or earnouts become due" (the Consumer Protection Counterclaim"). For the Consumer Protection Counterclaim, Defendant seeks to recover the full amount of the Earnout Payments ($4,054,396)—the very same damages sought by Defendant's Contract Counterclaim—as well as trebled damages pursuant to the North Carolina statute, and interest.

On October 12, 2022, the parties filed a joint pre-conference statement pursuant to the court's August 24, 2022, order scheduling an initial case management conference. Pursuant to that order, on October 19, 2022, the Court held an initial case management conference. Later that day, the Court issued an initial case management order which set forth relevant deadlines, including the close of fact discovery on April 21, 2023, and the close of all discovery (including expert discovery) on July 19, 2023.

On November 11, 2022, Plaintiffs moved to dismiss the Consumer Protection Counterclaim. Briefing on Plaintiffs' motion was completed on December 22, 2022. The motion to dismiss remains pending. Monroe and the Company intend to pursue their claims vigorously.

Monroe and the Company intend to pursue their claims vigorously.

As of the date of this filing, we are not aware of any other material legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject, other than as disclosed above.

NOTE 15 – *SEGMENT INFORMATION*

In December 2017, the Company reorganized its operations into three reportable segments: Commercial – US; Professional – US and Professional - UK.

	Years Ended	
	December 31, 2022	January 1, 2022
Commercial Staffing - US	$ 108,347	$ 118,879
Professional Staffing - US	76,720	16,519
Professional Staffing - UK	59,850	62,372
Total Revenue	$ 244,917	$ 197,770
Commercial Staffing - US	$ 19,336	$ 20,801
Professional Staffing - US	13,506	4,476
Professional Staffing - UK	9,927	8,590
Total Gross Profit	$ 42,769	$ 33,867
Selling, general and administrative expenses	$ (43,236)	$ (35,305)
Depreciation and amortization	(2,990)	(2,758)
Impairment of goodwill	(10,000)	(3,104)
Interest expense and amortization of debt discount and deferred financing costs	(4,485)	(4,215)
Re-measurement gain (loss) on intercompany note	-	(260)
Gain on business sale	-	-
PPP forgiveness gain	-	19,609
Other (loss) income, net	726	(33)
(Loss) Income Before Provision for Income Tax	$ (17,216)	$ 7,801

For Fiscal 2022 and Fiscal 2021, the Company generated revenue in the U.S. and the U.K. as follows:

	December 31, 2022	January 1, 2022
United States	$ 184,884	$ 135,398
United Kingdom	60,033	62,372
Total Revenue	$ 244,917	$ 197,770

For the period ended Fiscal 2022 and Fiscal 2021, the Company has assets in the U.S. and the U.K. as follows:

	December 31, 2022	January 1, 2022
United States	$ 70,970	$ 49,652
United Kingdom	10,689	24,038
Total Assets	$ 81,659	$ 73,690

Total assets by segment is not presented as it is not reviewed by the Chief Operating Decision Maker in his evaluation of how to allocate capital and resources.

For the period ended Fiscal 2022 and Fiscal 2021, the Company has goodwill in the U.S. and the U.K. as follows:

	December 31, 2022	January 1, 2022
United States	$ 19,891	$ 12,082
United Kingdom	-	11,746
Total Goodwill	$ 19,891	$ 23,828

NOTE 16 – *RELATED PARTY TRANSACTIONS*

In addition to the Series A Preferred Shares and notes and warrants issued to Jackson, the following are other related party transactions:

Board and Committee Members

	Year Ended December 31, 2022			
	Cash Compensation	Shares Issued	Value of Shares Issued	Compensation Expense Recognized
Dimitri Villard	$ 100	10,600	$ 34	$ 134
Jeff Grout	100	10,600	34	134
Nick Florio	100	10,600	34	134
Vincent Cebula	100	10,600	34	134
Alicia Barker	-	10,600	34	34
Brendan Flood	-	10,000	30	30
	$ 400	53,000	$ 170	$ 570

	Year Ended January 1, 2022			
	Cash Compensation	Shares Issued	Value of Shares Issued	Compensation Expense Recognized
Dimitri Villard	$ 88	271	$ 6	$ 94
Jeff Grout	88	271	6	94
Nick Florio	88	271	6	94
Vincent Cebula	50	200	4	54
Alicia Barker	-	271	6	6
	$ 314	1,284	$ 28	$ 342

Appointment of Directors and Officers

On July 29, 2021, the Board of the Company appointed Vincent Cebula to the Board as a Class I director, to fill a vacancy as a result of the increase in the size of the Board from five to six persons.

On November 4, 2022, the Board of the Company appointed Mr. Joe Yelenic, Senior Vice President, Corporate Finance, as the principal financial officer of the Company and Mr. Nick Koutsivitis, Senior Vice President, Corporate Controller, as the principal accounting officer of the Company, effective as of the same date.

NOTE 17 – SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended	
	December 31, 2022	**January 1, 2022**
Cash paid for:		
Interest	$ 3,833	$ 4,206
Income taxes	150	415
Non-Cash Investing and Financing Activities:		
Deferred purchase price of UK factoring facility	$ 6,825	$ 7,194
Redeemable Series H preferred stock, net	8,265	—
Debt discount – Series H preferred stock	735	—
Debt discount – Related party note	347	—
Earnout liability	5,000	—
Goodwill	7,808	—
Intangible assets	6,800	—
Warrant modification	837	—
Deemed dividend	—	1,798
Acquisition of Right of Use Assets	—	3,527
Conversion of Series E Preferred Stock – Related Party	—	6,172
Conversion of Series E-1 Preferred Stock – Related Party	—	1,493
Conversion of Series G Preferred Stock – Related Party to debt	—	6,172
Conversion of Series G-1 Preferred Stock – Related Party to debt	—	1,561

NOTE 18 – INCOME TAXES

The components of loss before provision for income taxes for Fiscal 2022 and Fiscal 2021, are as follows:

	December 31, 2022	**January 1, 2022**
Domestic	$ (9,543)	$ 14,413
Foreign	(7,673)	(6,612)
Loss before provision for income taxes	$ (17,216)	$ 7,801

The benefit for income taxes consisted of the following:

	December 31, 2022	**January 1, 2022**
Current:		
Federal	$ —	$ —
State	349	84
Foreign	—	—
Total current tax expense	$ 349	$ 84
Deferred:		
Federal	$ (29)	$ 14
State	(154)	66
Foreign	(388)	(521)
Total deferred tax expense	(571)	(441)
Total tax benefit	$ (222)	$ (357)

The difference between the income tax benefit on income (loss) and the amount computed at the U.S. federal statutory rate is due to:

	December 31, 2022		January 1, 2022	
Expense at Federal Statutory Rate	$ (3,615)	21.00%	$ 1,638	21.00%
State taxes, net	(62)	0.36%	(642)	-8.23%
Foreign operations	153	-0.89%	132	1.70%
UK goodwill impairment	1,900	-11.04%	-	-
Permanent differences	116	-0.67%	598	7.67%
PPP Loan	-	0.00%	(4,118)	-52.79%
True-up adjustments	813	6.56%	1,332	17.07%
Change in valuation allowance	608	-3.53%	559	7.17%
Other	(135)	10.5%	144	1.83%
Total Tax Benefit for Income Taxes	$ (222)	1.28%	$ (357)	-4.58%

The Company's effective tax rate differed from the U.S. federal statutory rate primarily due to mix of pre-tax income (loss) results by jurisdictions taxed at different rates than 21%, state taxes net of federal benefit, permanent differences, deferred tax balance adjustments that includes but is not limited to UK tax rate changes, UK goodwill impairment and changes in valuation allowance in the U.S.

Deferred income taxes are provided for the tax effect of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. Significant components of the Company's deferred tax assets and (liabilities) are as follows:

	December 31, 2022	January 1, 2022
Deferred tax assets		
Net operating loss carryforward	$ 13,356	$ 8,220
Tax credit, deduction and capital loss carryforward	3,212	2,417
Share-based compensation	503	478
Debt issuance costs	-	18
Accrued expenses and other liabilities	1,276	1,256
Interest limitation and carryforward	7,546	7,534
Operating lease liabilities	1,657	1,478
Total deferred tax assets	27,550	21,401
Less: valuation allowance	(23,383)	(17,646)
Deferred tax assets, net of valuation allowance	$ 4,167	$ 3,755
Deferred tax liabilities:		
Deprecation	$ (1,507)	$ (1,472)
Basis differences in acquired intangibles	(1,347)	(1,618)
Debt issuance costs	(9)	-
Operating lease - Right-of-use assets	(1,482)	(1,415)
Total deferred tax liabilities	(4,345)	(4,505)
Deferred tax liability	$ (178)	$ (750)

During Fiscal 2022 and Fiscal 2021, the Company has federal net operating losses ("NOLs") of $29,635 and $18,720. Of the $29,635 in federal NOL carryforwards, $1,279 will begin to expire in 2028 and $19,802 can be carried forward indefinitely, subject to an 80% taxable income limitation in the year of utilization. As of November 15, 2018, the Company had a change in ownership under Section 382. As such, the Company reduced the Federal NOLs available by $7,220. In 2021, the Company had two additional changes in ownership on February 12, 2021 and November 1, 2021, the Company had a change in ownership under Section 382 which limits the amount of useable NOLs going forward. As per the Section 382 analysis, the Company's Federal NOL available as of January 1, 2022, will not be subject to limitation. On May 17, 2022, the Company acquired 100% of Headway Workforce Solutions Inc. and Subsidiaries via a stock sale. Headway Workforce Solutions Inc. and Subsidiaries' NOLs will be subject to a Section 382 limitation due to an ownership change. The Company has not identified subsequent 382 Limitations as of December 31, 2022. As of December 31, 2022 and January 1, 2022, the Company has state operating losses of $147,413 and $60,793 that begin to expire in 2028, and foreign NOLs totaling $5,346 and $5,035 with an indefinite life. As of December 31, 2022 and January 1, 2022, the Company also has capital loss carryforward of $7,531 and $7,531, respectively, which, if unused, will begin to expire in 2023 and a general business credit carryforward of $76 and $76, respectively.

Effective for the year ended December 28, 2018, the Tax Act resulted in a new limitation on interest expense under IRC Section 163(j). New IRC Section 163(j) limits the Company's annual deduction of interest expense to the sum of business interest income and 30 percent of the adjusted taxable income of the Company. As a result of the CARES Act the limitation has been increased to 50% for tax years 2019 and 2020. Beginning on January 1, 2022 depreciation and amortization expense will no longer be allowed as an addback to adjusted taxable income. The limitation for the year ended December 31, 2022 resulted in disallowed interest of $3,077, which can be carried forward indefinitely.

The Company has not recorded deferred taxes or withholding taxes for any undistributed foreign earnings, nor have any taxes been provided for the outside basis difference inherent in these entities as the Company's assertion is to indefinitely reinvest in foreign operations. It is not practicable to estimate any taxes to be provided on outside basis differences at this time. Based on the amount of foreign undistributed earnings through December 31, 2022, we believe any such tax liability would be insignificant to the financial statements.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. We consider the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies, and projected future taxable income in determining whether a valuation allowance is warranted.

During Fiscal 2022, the Company maintained a valuation allowance against its U.S. and U.K. deferred tax assets. The Company's valuation allowance increased by $5,737 during Fiscal 2022 primarily attributable to the the acquisition of Headway which increased the valuation allowance by $5,129 and the remainder due to Section 163(j) interest limitation and federal and state net operating losses.

During Fiscal 2022, we maintained our federal and state tax attributes for unrecognized tax benefits related primarily to the treatment of stock compensation and stock options. If recognized, $716 of the unrecognized tax benefits are likely to offset to a corresponding full valuation allowance provided for the reduction of federal NOLs, thereby there is no impact to the effective rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal 2022	Fiscal 2021
Beginning balance	$ 697	$ 656
Additions for tax positions of prior years	19	41
Reductions for tax positions of prior years	—	—
Loss before provision for income taxes	$ 716	$ 697

It is reasonably possible that the amount of the unrecognized tax benefits with respect to our unrecognized tax positions will increase or decrease in the next 12 months. However, quantification of an estimated range cannot be made at this time. The Company has accrued zero interest and penalties as of December 31, 2022 and January 1, 2022.

The Company files its tax returns in the U.S., United Kingdom and certain state and local tax jurisdictions with various statutes of limitations. The Company has no tax years subject to audit by certain jurisdictions at this time. To the extent utilized in future years' tax returns, all NOLs carryforwards will remain subject to examination until the respective tax year is closed.

NOTE 19 – *SUBSEQUENT EVENTS*

On February 7, 2023, the Company entered into a securities purchase agreement with an institutional, accredited investor for the issuance and sale, in a best efforts public offering, of (i) 315,000 units, each Unit consisting of one share of the Company's common stock, par value $0.00001 per share, and one warrant to purchase one share of Common Stock, and (ii) 1,569,516 pre-funded units, each Pre-Funded Unit consisting of one pre-funded warrant to purchase one share of Common Stock and one Warrant. The public offering price was $2.6532 per Unit and $2.6522 per Pre-Funded Unit. The Offering closed on February 10, 2023.

Subject to certain limitations described in the Pre-Funded Warrants, the Pre-Funded Warrants are immediately exercisable and may be exercised at a nominal consideration of $0.001 per share any time until all of the Pre-Funded Warrants are exercised in full. A holder will not have the right to exercise any portion of the Warrants or the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, respectively (or at the election of the holder of the Warrants, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or the Pre-Funded Warrants, respectively. However, upon notice from the holder to the Company, the holder may increase the beneficial ownership limitation pursuant to the Warrants, which may not exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to the Company.

In connection with the Offering, the Investor entered into a warrant amendment agreement with the Company to amend the exercise price of certain existing warrants to purchase up to an aggregate of 876,654 shares of Common Stock that were previously issued to the Investor, with an exercise price of $5.85 per share and an expiration date of January 7, 2028. Pursuant to the Warrant Amendment Agreement, the amended warrants have a reduced exercise price of $2.47 per share following the closing of the Offering.

The Company intends to utilize the net proceeds from the Offering for general working capital purposes.

H.C. Wainwright & Co., LLC acted as the Company's exclusive placement agent in connection with the Offering, pursuant to that certain engagement letter, dated as of January 4, 2023, as amended, between the Company and Wainwright. Pursuant to the engagement letter, the Company paid Wainwright (i) a cash fee equal to 7.5% of the aggregate gross proceeds of the Offering, (ii) a management fee of 1.0% of the aggregate gross proceeds of the Offering, and reimbursed certain expenses and legal fees. In addition, the Company issued to Wainwright or its designees, warrants to purchase 141,339 shares of Common Stock at an exercise price equal to $3.3165 per share. The Placement Agent Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of the Purchase Agreement.

The Units, the Pre-Funded Units, the Shares, the Pre-Funded Warrants, the Warrants, the Warrant Shares, the Placement Agent Warrants and the Placement Agent Warrant Shares were offered by the Company pursuant to a Registration Statement on Form S-1, as amended (File No. 333-269308), initially filed on January 20, 2023 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and declared effective on February 7, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" and "internal control over financial reporting" as of the end of the period covered by this Annual Report.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act that are designed to ensure that information required to be disclosed in our reports filed or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to management, including the principal executive and financial officer as appropriate, to allow timely decisions regarding required disclosures. During the preparation of our financial statements for the year ended December 31, 2022, we and our auditors identified a material weakness (as such term is defined below) in our internal control over financial reporting related to the lack of a sufficient complement of competent finance personnel to appropriately account for, review and disclose the completeness and accuracy of transactions entered into by the Company. Our management has also identified a material weakness in our internal control over our goodwill assessment relating to the lack of a sufficient process for determining the valuation of goodwill assets.

Our principal executive officer and principal financial officer evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by this Annual Report ("Evaluation Date"), pursuant to Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective, due to the material weakness in our control environment and financial reporting process discussed above.

Notwithstanding the existence of the material weakness, described below, management believes that the consolidated financial statements in this annual report on Form 10-K fairly present, in all material respects, the Company's financial condition as of the Evaluation Date, and results of its operations and cash flows for the Evaluation Date, in conformity with United States Generally Accepted Accounting Principles ("GAAP".)

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Based on our evaluation under the framework described above, our management concluded that our internal controls over financial reporting are not effective in accordance with Item 308(a)(3) of Regulation S-K and we had material weakness in our control environment and financial reporting process consisting of the following as of the Evaluation Date.

We lack a sufficient complement of competent finance personnel to appropriately account for, review, and disclose the completeness and accuracy of transactions entered into by the Company.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis by the company's internal controls. During the preparation of our financial statements for the year ended December 31, 2022, we and our auditors identified material weaknesses in our internal control over financial reporting. Specifically: (1) The Company's management determined that the Company did not, as of December 31, 2022, design and maintain effective internal controls over financial reporting. We lack a sufficient complement of competent finance personnel to appropriately account for, review and disclose the completeness and accuracy of transactions entered into by the Company; and (2) We have ineffective design and operating effectiveness over forecasts used in our annual goodwill impairment evaluation. The Company's accounting for the potential impairment of goodwill requires the Company to record an impairment charge if the carrying amount of the reporting unit is in excess of the fair value. The Company provided for audit a discounted cash flow analysis to support its assessment of indicators of impairment of goodwill which included assumptions for revenue growth and expected gross margins that were inconsistent with the historical experience of the Company and could not be further supported with underlying evidence to support the Company's projections. As a result of the audit the Company revised its projections and used historical evidence pertaining to the base revenue amount, growth rates, and gross margins. The Company determined that the fair value of the reporting unit was less than the carrying value and recorded an impairment charge of approximately $10 million. If this adjustment was not identified by our auditors, we believe that this adjustment would not have been detected. As a result, the Company concluded that this deficiency in our internal controls over financial reporting would give rise to the level of a material weakness.

We have taken steps to implement our remediation plan, which have included the hiring of additional employees and external consultants who have the technical skillset to improve our financial reporting; implementing new policies, procedures and controls, particularly in our payroll, treasury and accounts payable processes; properly reviewing transactions recorded and classified in the financial statements; and ensuring proper accounting and related disclosures for complex accounting matters when necessary both in the United States and United Kingdom. Although our remediation plan is not complete, we believe the steps taken thus far have decreased risk across the business as it pertains to the accuracy of our financial results.

A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on our evaluation under the framework described above, aside from the material weaknesses discussed above, our management concluded that our internal controls over financial reporting were effective in accordance with Item 308(a)(3) of Regulation S-K.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the SEC.

Changes in Internal Control over Financial Reporting

Other than the material weakness identifies above, there has been no change in our system of internal control over financial reporting during the fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Board Composition

Our Board consists of six directors as follows:

Class I: Dimitri Villard, Nicholas Florio and Vincent Cebula;

Class II: Jeff Grout and Alicia Barker; and

Non-Classified: Brendan Flood.

Under our Amended and Restated Certificate of Incorporation and Bylaws, the Board is divided into Class I and Class II directors, and any directors not classified are non-classified directors. Each Class I director seat is up for election at the annual meeting of stockholders occurring in calendar year 2021 and every two years thereafter, each Class II director seat is up for election at the annual meeting of stockholders occurring in calendar year 2020 and every two years thereafter, and any non-classified directors are up for election at every annual meeting of stockholders and, in each case, until his or her successor shall be elected and qualified, unless sooner displaced. Our shareholders approved the appointment of our two Class II and one non-classified director at our annual shareholder meeting on December 30, 2022.

Executive Officers and Directors

The name, age and position of our executive officers and directors are set forth below.

Name and Address	Age	Positions
Brendan Flood	58	Chairman, Chief Executive Officer, President and Director
Joe Yelenic	61	Senior Vice President, Corporate Finance (Principal Financial Officer)
Nick Koutsivitis	48	Senior Vice President, Corporate Controller (Principal Accounting Officer)
Alicia Barker	53	Chief Operating Officer, Executive Vice President and Director
Dimitri Villard	80	Director
Jeff Grout	70	Director
Nicholas Florio	59	Director
Vincent Cebula	59	Director

Brendan Flood, *Chairman, Chief Executive Officer, President and Director*. Mr. Flood has been the Chairman or Executive Chairman and a Director of the Company since January 7, 2014. He assumed the role of Chairman and Chief Executive Officer ("CEO") on December 19, 2017 and has been in the staffing industry for over 20 years. Mr. Flood joined the Company upon the sale to us of his business, Initio International Holdings Limited ("Initio"), on January 3, 2014, where he was the chairman and chief executive officer. He had previously acquired Initio as part of a management buy-out, which he led, in January 2010. Prior to Initio, Mr. Flood worked in several staffing companies, including Hudson Global Resources Inc. ("Hudson Global Resources"), which he brought to the Nasdaq National Market on April 1, 2003 as a spin-off from Monsterworldwide Inc. ("Monsterworldwide"). His experience while at Monsterworldwide included numerous M&A transactions, operational management in both London and New York, and various senior financial roles. Mr. Flood graduated from Dublin City University in Ireland with a Bachelor of Arts Degree in Accounting and Finance. Mr. Flood's strong financial background and years of experience at major staffing firms like Monsterworldwide and Hudson Global Resources qualifies him to be the President and Chief Executive Officer and Chairman of the Board of Directors given our core business in the staffing industry. Mr. Flood has served as Chairman of the Mergers and Acquisitions Committee since its inception in October 2021.

Joe Yelenic, Senior Vice President, Corporate Finance. Mr. Yelenic joined us as a result of the acquisition of Headway on May 18, 2022. During his 18 years with Headway, he served in senior financial roles, including Director of Internal Audit and Chief Financial Officer. Mr. Yelenic was instrumental in overseeing Headway's growth in revenues during this time. Mr. Yelenic assumed the role of President, Chief Operating Officer for Headway in January 2019. As a licensed CPA with over thirty-eight years of financial management experience, primarily in HR outsourcing and temporary staffing industries, Mr. Yelenic provides strategic financial and operational leadership in his role involving financial planning and analysis for the Company. His experience includes several M&A transactions beginning with the buyout of SPEC Group Holdings in 1994, where he helped facilitate six years of accelerated growth before its acquisition by TMP Worldwide. Mr. Yelenic graduated from Duquesne University in Pittsburgh Pennsylvania with a Bachelor of Science degree in accounting. Mr. Yelenic has served as the Company's Senior Vice President, Corporate Finance since May 2022.

Nick Koutsivitis, Senior Vice President, Corporate Controller. Mr. Koutsivitis brings to us more than 20 years of experience in accounting and leadership roles. From 2014 to 2017, he was our Corporate Controller. From 2017 to 2019, he was the CFO of a privately owned staffing company before returning to us in 2020. Mr. Koutsivitis has served as our Senior Vice President, Corporate Controller since 2020.

Alicia Barker, ***Chief Operating Officer, Executive Vice President and Director***. Alicia Barker has served as a director on the Board since April 2018 and as Executive Vice President and Chief Operating Officer since July 2018. Ms. Barker brings over two decades of extensive human resources, communication and operational expertise to her role. From July 2016 to July 2018, she served as principal and owner of Act II Consulting, providing human resources consulting and professional coaching services to individuals and corporations. From May 2014 to May 2016, Ms. Barker served as senior vice president, Human Resources at Barker, a full-service advertising agency where she led talent procurement and executive development. She also previously served on the executive team as vice president, Human Resources at Hudson North America, a global talent solutions company, as vice president, Human Resources, at Grey Group, a global advertising and marketing agency, and before that, as Human Resources Director at Icon/Nicholson, which designs, develops, and produces prepackaged computer software. Over the past several years, Ms. Barker has held positions on not-for-profit boards in her local community. Ms. Barker was also solicited to be the Campaign Manager for the Mayoral Campaign in the town of Westfield, New Jersey during the 2018 election. Ms. Barker's educational background includes a major in Communications, a SHRM-CP Certification in HR and a Professional Coaching Certification. Ms. Barker's extensive human resources expertise qualifies her to be a director on the Board. Ms. Barker has served on the Mergers and Acquisitions Committee since its inception in October 2021.

Dimitri Villard, *Director*. Dimitri Villard has been a director on the Board since July 2012. Mr. Villard was chairman and chief executive officer of Peer Media Technologies, Inc., a public company Internet technology business, from February 2009 to December 2012. Peer Media Technologies, Inc. changed its name from ARTISTdirect, Inc. in May 2010. Prior to that, Mr. Villard served as interim chief executive officer from March 6, 2008 and as a director from January 2005 until 2012. Mr. Villard has also served as president and a director of Pivotal BioSciences, Inc., a biotechnology company, from September 1998 to August 2018. In addition, since January 1982, he has served as president and director of Byzantine Productions, Inc. Previously, Mr. Villard was a director at the investment banking firm, SG Cowen and affiliated entities, a position held from January 1997 to July 1999. From 2004 to 2008, Mr. Villard served as chairman of the board of directors of Dax Solutions, Inc., an entertainment industry digital asset management venture, and from July 2012 until September 2013, he was a member of the board of directors of The Grilled Cheese Truck Company, a public company. He is also a member of the executive committee of the Los Angeles chapter of the Tech Coast Angels, a private venture capital group. Mr. Villard received a Bachelor of Arts from Harvard University and a Master of Science degree from China International Medical University. He serves on the Nominating and Corporate Governance Committee, the Compensation and Human Resources Committee and the Audit Committee and, since August 2022, as Lead Director. Mr. Villard's experience as an officer and/or director of several public companies, as well as an investment banker, qualifies him to be a director on the Board.

Jeff Grout, *Director*. Jeff Grout has been a director on the Board since February 2014. He is a successful business speaker, consultant and coach. From 1980 to 2001, he served as U.K. managing director of Robert Half International, a leading international recruitment consultancy, and business manager to Sir Clive Woodward, head coach of the England Rugby Team. From 2001, Mr. Grout has been an independent business consultant specializing in leadership, people management, team building, peak performance, recruitment and retention issues. He has spoken at Henley Business School, Ashridge Management College, Cardiff Business School and the Danish Centre for Leadership, and his clients include Amazon, Deloitte, LinkedIn, British Airways, Barclays, Ernst & Young and Virgin. He holds several corporate advisory and executive coaching appointments and is also a successful business author. Mr. Grout has written books on leadership, recruitment, career success, the psychology of peak performance and his police detective father's first murder case. His eighth book entitled *What You Need to Know about Leadership* was published in May 2011. Mr. Grout holds a Bachelor of Science in Economics from the London School of Economics and Political Science. Mr. Grout brings valuable operational experience within the staffing industry having grown the U.K. business of Robert Half International from $1 million to $100 million in sales and from 12 to 365 employees. He also identified and integrated several acquisitions of staffing businesses in the U.K. and continental Europe. He is the Chairman of our Compensation and Human Resources Committee and serves on the Nominating and Corporate Governance Committee, the Audit Committee and the Mergers and Acquisitions Committee. Mr. Grout's extensive staffing industry experience, including his role as former Managing Director of Robert Half International, qualifies him to be a director on the Board.

Nicholas Florio, *Director*. Nicholas Florio has been a director on the Board since May 2014. Mr. Florio provides business consulting and financial advice to a variety of closely held private businesses. He is a retired audit and accounting partner for Citrin Cooperman & Company, LLP ("Citrin Cooperman"). Mr. Florio has been with Citrin Cooperman for over 25 years. He currently serves as a consultant with Citrin Cooperman. With over 30 years of experience in the staffing and employment arena, Mr. Florio served as the practice leader of Citrin Cooperman's employment and staffing area. Mr. Florio's experience in this area included providing advice on corporate structuring; design of stock incentive and deferred compensation plans; merger and acquisition due diligence and consulting; among general business and tax advice. He was also a member of the board of directors of both the New York Staffing Association ("NYSA") and New Jersey Staffing Association and was the president of the Industry Partner Group of NYSA for over 20 years. Prior to his retirement Mr. Florio was also a long-standing member of the Citrin Cooperman's executive committee. A graduate of Pace University, Mr. Florio is a member of the New York State Society of Certified Public Accountants as well as the American Institute of CPAs. He is the Chairman of our Nominating and Corporate Governance Committee as of August 2022 and serves on the Audit Committee, the Compensation and Human Resources Committee and the Mergers and Acquisitions Committee. Mr. Florio's acute knowledge of financial and accounting matters, with an emphasis in the staffing industry through his role as audit and accounting partner for Citrin Cooperman, qualifies him to be a director on the Board.

Vincent Cebula, *Director*. Vincent Cebula has been a director on the Board since July 2021. Mr. Cebula has a decades-long and successful history as an independent director in a number of both public and private companies, operating advisor and investor in special situations, including 35 years of experience in private equity, investment banking and operational restructurings. From 2013 through 2021, Mr. Cebula was Chief Operating Officer, Co-Founder and Operating Advisor of Solace Capital Partners, L.P. an alternative asset manager focused on distressed debt and special situation investment opportunities in middle-market companies. Earlier in his career, he was Managing Director at Oaktree Capital Management, LLC and its predecessor, Trust Company of the West, and later at Jefferies Capital Partners where he was active in investing on behalf of funds representing more than $4 billion in combined capital commitments. He began his career as an investment banker at Drexel Burnham Lambert. Mr. Cebula graduated from Wharton School, University of Pennsylvania summa cum laude earning a B.S. Economics degree with concentrations in Finance and Decision Science. He currently serves as an Independent Director on the board of Independence Contract Drilling, Inc., a publicly traded oil field services company, and on the board of another private company. Mr. Cebula is the Chairman of the Audit Committee as of August 2022 and serves on the Compensation and Human Resources Committee, the Nominating and Corporate Governance Committee and the Mergers and Acquisitions Committee. Mr. Cebula's extensive skills and experience in business and finance, including corporate governance, capital markets and tax planning, qualifies him to be a director on the Board.

Independence of Directors

In determining the independence of our directors, the Board applied the definition of "independent director" provided under the listing rules of Nasdaq. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. After considering all relevant facts and circumstances, the Board has determined that each of Messrs. Villard, Florio, Cebula and Grout are independent within the definition of independence under Nasdaq rules. Our Board has determined that Mr. Flood and Ms. Barker are not independent directors. In making this determination, the Board considered, among other things, (i) relationships and transactions involving directors or their affiliates or immediate family members and (ii) other relationships and transactions involving directors or their affiliates or immediate family members that did not rise to the level of requiring such disclosure, of which there were none.

Meetings of the Board of Directors

The Board convened 12 times during Fiscal 2022. Each director attended 100% of the total number of meetings of the Board. Directors are encouraged, but are not required, to attend our annual meeting of stockholders. At the Company's annual meeting of stockholders on December 30, 2022, all directors were in attendance either in person or via conference call.

Committees of the Board of Directors

Our Board currently has four standing committees: the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation and Human Resources Committee, and the Mergers and Acquisitions Committee, each of which is described below. All standing committees operate under a charter that has been approved by the Board. Copies of the charters of the Audit Committee, Compensation and Human Resources Committee, Nominating and Governance Committee, and the Mergers and Acquisitions Committee can be found on our Internet site www.staffing360solutions.com.

Audit Committee. On April 30, 2014, the Board designated an Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act (the "Audit Committee"). The Audit Committee is composed of Messrs. Vincent Cebula (Chairman), Nicholas Florio, Dimitri Villard, and Jeff Grout. All members of our audit committee are independent as defined in the rules and regulations of the SEC and Nasdaq, and the Board has determined that Mr. Vincent Cebula is the qualified financial expert (see credentials listed above). The Audit Committee formally met 9 times during Fiscal 2022. The purpose of the Audit Committee is to assist the Board in its oversight of: (1) the integrity of the Company's financial reporting and systems of internal accounting control, (2) the independence, qualifications and performance of the Company's independent registered public accounting firm, and (3) the Company's compliance with legal and regulatory requirements.

Our Audit Committee's primary responsibilities and obligations are to:

- Appoint, compensate, retain and oversee the work of the independent auditor (including resolution of disagreements between management and the auditor regarding financial reporting). In this regard, the Audit Committee shall appoint and retain, subject to approval by the Company's stockholders, compensate, evaluate and terminate, when appropriate, the independent auditor, which shall report directly to the Audit Committee.

- Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor and establish policies and procedures for the engagement of the independent auditor to provide auditing and permitted non-audit services.

- Review the annual audited financial statements with management and the independent auditor, including the Company's disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations. Also included in such review shall be significant issues and judgments regarding accounting and auditing principles and practices, and the effect of regulatory and accounting initiatives on the Company's financial statements. The Committee shall recommend to the board whether the financial statements should be included in the Form 10-K.

- Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to filing the Form 10-Q, including the results of the independent auditor's review of them and the Company's disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Review and discuss with management the Company's quarterly earnings announcements and other public announcements regarding the Company's results of operations.

- Prepare any report required to be prepared by it for inclusion in the Company's proxy statement under SEC rules and regulations.

- Review and approve all related party transactions.

- Review major changes to the Company's accounting and auditing principles and practices as suggested by management or the independent auditor.

- Meet periodically with management to review the Company's major financial and business risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

- Oversee any internal audit functions of the Company.

- Obtain and review, at least annually, a report by the independent auditor describing the independent auditor's internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues.

- Consider, at least annually, the independence of the independent auditor, and receive from and discuss with the independent auditor the auditor's report regarding its independence, setting forth all relationships between the auditor and the Company. The Audit Committee shall actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the outside auditor.

- Meet with the independent auditor prior to the audit to review the scope and planning of the audit.

- Review with the independent auditor the results of the annual audit examination, and any issues the auditor may have encountered in the course of its audit work and management's response. This review should include, among other things, any management letter, any restrictions on the scope of activities or access to required information.

- Discuss with management the Company's earnings releases and corporate policies with respect to releases and financial information and earnings guidance provided to analysts and rating agencies.

- Receive reports from the Company's independent registered public accounting firm and management regarding, and review the adequacy and effectiveness of, the Company's internal controls over financial reporting and significant changes in such controls reported to the Audit Committee by the Company's independent registered public accounting firm or management.

- Receive reports from the Company's independent registered public accounting firm and management regarding, and review the adequacy and effectiveness of, the Company's disclosure controls and procedures.

- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

- Review candidates for the positions of chief financial officer and controller of the Company.

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Establish policies for hiring employees and former employees of the independent auditor.

- Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's policies for Code of Ethical Conduct.

- Review with the Company's counsel and independent registered public accounting firm (1) legal matters that may have a material impact on the financial statements, (2) any fraud involving management or other employees who have a significant role in the Company's internal controls, (3) compliance policies, and (4) any material reports or inquires received from regulators, governmental agencies or employees that raise material issues regarding the Company's financial statements and accounting or compliance policies.

- Review the Audit Committee Charter annually and recommend any changes for approval by the Board.

- Review the Audit Committee's own performance annually.

- Consider such other matters in relation to the financial affairs of the Company, its accounts and the independent audit of the Company, as the Committee may, in its discretion, determine to be advisable.

Compensation and Human Resources Committee. On April 30, 2014, the Board designated a Compensation and Human Resources Committee (the "Compensation and Human Resources Committee"). Our Compensation and Human Resources Committee is composed of Messrs. Jeff Grout (Chairman), Dimitri Villard, Vincent Cebula and Nicholas Florio. Pursuant to its charter, the Compensation and Human Resources Committee shall be comprised of at least two (2) "independent" members of the Board who shall also satisfy such other criteria imposed on members of the Compensation and Human Resources Committee pursuant to the federal securities laws and the rules and regulations of the SEC and Nasdaq. With regards to the Compensation and Human Resources Committee, the term "independent" refers to a member of the Compensation and Human Resources Committee who (i) meets the definition of "independence" under the rules and regulations of the SEC and Nasdaq, (ii) is a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act and (iii) is an "outside director" under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation and Human Resources Committee formally met 13 times during Fiscal 2022.

Our Compensation and Human Resources Committee's primary responsibilities and obligations are to:

- Determine, in executive session at which none of: (i) the Chief Executive Officer of the Company (the "CEO"); (ii) the Executive Chairman of the Company, if a person is acting in the capacity of Executive Chairman (the "Executive Chairman") or (iii) the Vice Chairman of the Company (the "Vice Chairman") are present and voting, the compensation for, respectively, the CEO, Executive Chairman and Vice Chairman, in each case with reference to applicable employment or similar agreements and utilizing such customary factors that the Compensation and Human Resources Committee deems necessary or appropriate.

- Review and determine the compensation of the executive officers of the Company other than the CEO and the Executive Chairman with reference to applicable employment or similar agreements and based upon the recommendations of the CEO and Executive Chairman and such other customary factors that the Compensation and Human Resources Committee deems necessary or appropriate.

- Recommend awards and/or bonuses to be granted to executive officers of the Company under the Company's equity plans and other compensation or benefit plans or policies as approved by the Board or the Compensation and Human Resources Committee.

- Approve the overall amount or percentage of plan and/or bonus awards to be granted to all Company employees and delegate to the Company's executive management the right and power to specifically grant such awards to each Company employee within the aggregate limits and parameters set by the Compensation and Human Resources Committee.

- Review and evaluate the performance of the other executive officers of the Company.

- Review and approve the design of other benefit plans pertaining to executives and employees of the Company.

- Approve such reports on compensation as are necessary for filing with the SEC and other government bodies.

- Review, recommend to the Board, and administer all plans that require "disinterested administration" under Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

- Approve the amendment or modification of any compensation or benefit plan pertaining to executives or employees of the Company that does not require stockholder approval.

- Review and recommend to the Board the adoption of or changes to the compensation of the Company's independent directors.

- Retain outside consultants and obtain assistance from members of management as the Compensation and Human Resources Committee deems appropriate in the exercise of its authority.

- Make reports and recommendations to the Board within the scope of its functions and advise the officers of the Company regarding various personnel matters.

- Approve all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company's executive officers and employees.

- Review the form, terms and provisions of employment and similar agreements with the Company's executive officers and any amendments thereto.

- To the extent the same has been adopted, review, at least annually, the compensation philosophy of the Company.

- Review the Compensation and Human Resources Committee's own performance annually.

- Review the Compensation and Human Resources Committee's Charter annually and recommend any changes thereto to the Board.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee") was formed on April 30, 2014. The committee is composed of Messrs. Nicholas Florio (Chairman), Dimitri Villard, Vincent Cebula and Jeff Grout. The committee shall be comprised of at least two (2) "independent" members of the board of directors as defined by the rules and regulations of the SEC and Nasdaq. All current members of the Nominating and Corporate Governance Committee are independent within this definition.

The Nominating and Corporate Governance Committee is charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the Board for consideration. The Nominating and Corporate Governance Committee formally met 5 times during Fiscal 2022. The Nominating and Corporate Governance Committee will consider director nominees recommended by security holders. To recommend a nominee please write to the Nominating and Corporate Governance Committee c/o Nicholas Florio, Staffing 360 Solutions, Inc., 757 Third Ave., 27th Floor, New York, New York 10017.

Our Nominating and Corporate Governance Committee's primary responsibilities and obligations are to:

Nomination Matters:

- Recommend to the Board candidates for election or reelection to the Board at each annual meeting of stockholders of the Company or any other meeting of Company stockholders where the election of a class of directors is to be considered. Nominees for director shall be selected on the basis of experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment, willingness to devote adequate time to Board duties and such other specific criteria as may be established by the Nominating and Corporate Governance Committee from time to time. In establishing these criteria, the Nominating and Corporate Governance Committee shall make every effort to ensure that the Board and its Committees include at least the required number of independent directors, as that term is defined by applicable standards promulgated by Nasdaq and by the SEC.

- Recommend to the Board candidates for election by the Board to fill vacancies occurring on the Board.

- Consider stockholders' nominees in accordance with applicable rules and regulations and develop procedures regarding the nomination process as required by the federal securities laws and the rules and regulations of the SEC and Nasdaq.

- Make recommendations to the Board concerning the selection criteria to be used by the Nominating and Corporate Governance Committee in seeking nominees for election to the Board.

- Aid in attracting qualified candidates to serve on the Board and interview and otherwise assist in the screening of such candidates.

- Evaluate and make recommendations to the Board concerning the structure, composition and functioning of the Board and all Board committees.

Corporate Governance Matters:

- Develop and recommend to the Board from time to time corporate governance guidelines applicable to the Company. The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such guidelines and recommend and propose changes to the Board for approval.

- Review any issues relating to conflicts of interests and (in conjunction with the Audit Committee of the Board as necessary or appropriate) all related party transactions in accordance with SEC and Nasdaq requirements, and report the same to the Board.

- Review and recommend changes to Board meeting procedures.

- Monitor any requests made by the directors to engage outside advisors with respect to corporate governance issues, at the Company's expense.

- Review and recommend retirement policies for Company directors as may be adopted from time to time.

- Review any outside directorships in other public companies held by senior company officials.

- Periodically receive and consider recommendations from the Company's Executive Chairman regarding succession of the Executive Chairman and other senior officer levels.

- Make reports and recommendations to the Board within the scope of its functions.

- Review the Nominating and Corporate Governance Committee Charter from time to time and recommend any changes thereto to the Board.

Mergers and Acquisitions Committee. The Mergers and Acquisitions Committee of the Board (the "M&A Committee") was formed on October 22, 2021. The committee is composed of Brendan Flood (Chairman), Vincent Cebula, Nicholas Florio, Dimitri Villard and Alicia Barker. The committee shall be comprised of at least two (2) "independent" members of the board of directors as defined by the rules and regulations of the SEC and Nasdaq. The M&A Committee formally met 1 time during Fiscal 2022.

The purpose of the Committee is to assist the Board in: (i) reviewing and recommending merger and acquisition transactions, including financing, proposed by the Company's management; (ii) reviewing and recommending strategic investment transactions and dispositions of material assets proposed by the Company's management; (iii) proposing the assessment of potential acquisitions and mergers; and (iv) performing and carrying out the other duties set forth in this Charter.

Our M&A Committee's primary responsibilities and obligations are to:

- Review the Company's strategy regarding mergers, acquisitions, and dispositions with management.

- Recommend acquisition targets, strategies, and dispositions of material assets to the Board of Directors, as appropriate.

- Provide the Board with such additional information and materials as appropriate to assist the Board in its evaluation, understanding, or oversight of any proposed merger, acquisition, investment, or disposition.

- Report regularly to the Board of Directors following meetings of the Committee, with respect to such matters as are relevant to the Committee's discharge of responsibilities, and with updated status of all proposed acquisitions, divestitures and investments as the Committee may deem appropriate.

- Have all such other rights and powers as may be lawfully delegated to it by the Board of Directors.

Section 16 (a) Beneficial Ownership Reporting Compliance

Delinquent Section 16(a) Reports

Based solely upon a review of the Forms 3, 4 and 5 and amendments thereto furnished to the Company, we believe that all directors, officers and persons beneficially owning greater than 10% of the Company's equity securities timely filed reports required by Section 16(a) of the Exchange Act during Fiscal 2022.

Family Relationships

There are no family relationships among any of our executive officers or any of our directors.

Code of Ethics

We adopted a code of ethics that applies to our executive officers, Directors and employees and our subsidiaries. Our code of ethics is posted to our website at www.staffing360solutions.com. We will disclose any amendments to or any waivers from a provision of the code of ethics, if they occur, in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Executive Officers

Executive Compensation Overview

The compensation program for our executive officers, as presented in the summary compensation table below, is administered by our Board and our Compensation and Human Resources Committee. The intent of our compensation program is to align our executives' interests with those of our stockholders, while providing reasonable and competitive compensation.

The purpose of this executive compensation discussion is to provide information about the material elements of compensation that we pay or award to, or that is earned by: (i) the individual who served as our principal executive officer during Fiscal 2022; (ii) our two most highly compensated executive officers, other than the individual who served as our principal executive officer, who were serving as executive officers, as determined in accordance with the rules and regulations promulgated by the SEC, as of December 31, 2022, with compensation during Fiscal 2022 of $100,000 or more; and (iii) if applicable, up to two additional individuals for whom disclosure would have been provided pursuant to clause (ii) but for the fact that such individuals were not serving as executive officers on December 31, 2022. We refer to these individuals as our "named executive officers." For Fiscal 2022, our named executive officers and the positions in which they served are:

- Brendan Flood, our Chairman and Chief Executive Officer;

- Joe Yelenic, our Senior Vice President of Corporate Finance; and

- Alicia Barker, our Chief Operating Officer.

The named executive officers, including our Chief Executive Officer, do not participate in any part of the process of reviewing and setting their own compensation levels. The Chief Executive Officer acts in an advisory capacity in setting compensation for executives other than himself and defers to the decisions of the Compensation and Human Resources Committee.

For Fiscal 2022, the compensation of our named executive officers consisted of salary, an annual cash bonus and equity awards, as well as benefits such as medical coverage, life insurance and 401(k) contributions.

All amounts presented in this section are in whole dollar amounts. All compensation amounts presented in British pounds have been translated using the foreign currency average exchange rates, unless otherwise indicated.

Compensation of Executive Officers

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards [2] [3] ($)	Option Awards [4] ($)	All Other Compensation [5] ($)	Total ($)
Brendan Flood...............................	Fiscal 2022	503,000	300,000	30,192	327,669	29,345	1,190,206
Chairman and Chief Executive Officer	Fiscal 2021	646,468	500,000	421,915	—	38,930	1,607,313
Alicia Barker.................................	Fiscal 2022	275,018	217,513	34,206	—	28,385	555,122
Chief Operating Officer	Fiscal 2021	257,821	—	17,736	—	26,000	301,557
Joe Yelenic[6].................................	Fiscal 2022	200,000	99,000	—	—	—	299,000
Senior Vice President of Corporate Finance	Fiscal 2021	—	—	—	—	—	—

(1) On January 27, 2022, Board approved, following the recommendation made by the Compensation and Human Resources Committee, the payment of an exceptional bonus equal to $500,000, less all applicable withholdings and deductions, to Mr. Flood for Fiscal 2021 (the "2021 Flood Bonus"), payable at Mr. Flood's election in (i) a lump-sum cash payment; (ii) shares of our common stock, provided the common stock's fair market value (determined in accordance with the 2021 Plan (as defined herein)) at the time of such election was at least $1.00 per share; or (iii) in a combination of cash and common stock, subject to the restrictions described in (ii) above, with such bonus to be paid to Mr. Flood as soon as administratively practicable in the 2022 calendar year; provided, however, that if due to our cash position, we were unable to pay the 2021 Flood Bonus to Mr. Flood by December 31, 2022, then the 2021 Flood Bonus would be paid to Mr. Flood, effective as of December 31, 2022, in shares of common stock, determined based on the common stock's fair market value on the last trading day of the 2022 calendar year and irrespective of the restrictions described in (ii) above, and provided further that, in the event the fair market value of the common stock as of the last trading day of the 2022 calendar year was less than $1.00 per share, then the number of shares of common stock issued to Mr. Flood as of December 31, 2022 would not exceed 500,000 shares of common stock. On December 30, 2022, the last trading day of the 2022 calendar year, the fair market value of our common stock was $2.82 per share and on February 2, 2023, 177,305 shares were issued to Mr. Flood pursuant to the 2021 Flood Bonus.

(2) Represents the amount recognized for financial statement reporting purposes in accordance with ASC Topic 718. Stock awards vest in full on the third anniversary of the grant date, and the value of stock award is based upon the fair value of the award at issuance over the vesting term on a straight-line basis. The fair value of the award is calculated by multiplying the number of restricted shares by the Company's stock price on the date of issuance.

(3) On January 27, 2022, Mr. Flood was granted 50,000 options expiring in 5 years. On December 28, 2022, Mr. Flood was issued 10,000 shares for board services at $3.02 per share. On January 11, 2022, April 12, 2022 and December 28, 2022, Ms. Barker was issued 200 shares at $9.65, 200 shares at $7.40 and 10,200 shares at $3.02, respectively. On October 21, 2021, Mr. Flood and Ms. Barker were issued 8,334 and 667 shares, respectively at $18.10 per share. On January 8, 2021, and October 21, 2021, Ms. Barker was issued 24 shares at $51.52 per share and 247 shares at $18.10 per share, respectively.

(4) In accordance with SEC rules, this column reflects the aggregate fair value of the five (5) year option awards totaling $327,669 granted January 22, 2022 in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for share-based compensation transactions.

(5) Includes vacation pay, car allowance, 401(k) match, pensions and life insurance premiums.

(6) On November 4, 2022, the Board appointed Mr. Joe Yelenic, Senior Vice President, Corporate Finance, as our principal financial officer.

Outstanding Equity Awards at December 31, 2022

The following table sets forth information concerning the outstanding equity awards that have been previously awarded to each of the named executive officers for Fiscal 2022.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date
		Option awards			
Brendan Flood[1]	110[1]	—	110	$ 6,000	01/07/2024
	50[2]	—	50	3,000	03/01/2025
	160[3]	—	160	405	02/28/2027
	50,000[4]	—	50,000	7.80	01/27/2027

(1) These options are fully vested, were issued pursuant to the 2014 Equity Incentive Plan and are exercisable for a period of 10 years from the date of grant.

(2) These options are fully vested, were issued pursuant to the 2015 Equity Incentive Plan and are exercisable for a period of 10 years from the date of grant.

(3) These options are fully vested, were issued pursuant to the 2016 Equity Incentive Plan and are exercisable for a period of 10 years from the date of grant.

(4) These options are fully vested, were issued pursuant to the 2021 Equity Incentive Plan and are exercisable for a period of 5 years from the date of grant.

Employment Agreements

The Flood Employment Agreement

On January 3, 2014, in connection with our acquisition of Initio, we entered into a services agreement (the "Flood Employment Agreement") with Brendan Flood. Pursuant to the Flood Employment Agreement, Mr. Flood initially served as Executive Chairman of the Board. Mr. Flood was initially paid a salary of £192,000 per year, less statutory deductions, plus other benefits including reimbursement for reasonable expenses, paid vacation and insurance coverage for his roles with both us and our U.K. subsidiary. Under the Flood Employment Agreement, Mr. Flood's salary is required to be adjusted (but not decreased) annually in connection with the CPI Adjustment (as defined in the Flood Employment Agreement). Mr. Flood is also entitled to an annual bonus of up to 50% of his annual base salary based on reaching certain financial milestones. Additionally, Mr. Flood was entitled to a gross profit appreciation participation, which entitled the participants to 10% of Initio's "Excess Gross Profit," which is defined as the increase in Initio gross profits in excess of 120% of the base year's gross profit, up to $400,000. Mr. Flood's participating level was 62.5%. On May 29, 2015, the Gross Profit Appreciation Bonus associated with this employment agreement was converted into 1,039,380 shares of Series A Preferred Stock. On January 8, 2021, all of his Series A Preferred Stock were converted into 45,100 shares of our common stock.

The Flood Employment Agreement had an initial term of five years and automatically renews thereafter unless 12 months' written notice is provided by either party. It also includes customary non-compete/solicitation language for a period of 12 months after termination of employment, and in the event of a change in control, we may request that Mr. Flood continue employment with the new control entity. In December 2017, upon the reorganization of the Company and departure of Mr. Briand, Mr. Flood's title was changed to Chairman and he assumed the roles of our Chief Executive Officer and President. On January 1, 2018, the Company increased his salary by the CPI Adjustment. On January 1, 2019 and on January 1, 2020, Mr. Flood was eligible for a CPI salary adjustment and chose to waive this adjustment. Effective January 1, 2020, Mr. Flood's salary changed to $503,000 and bonus changed to up to 75% of his annual base salary.

The Barker Employment Agreement

We entered into an employment agreement with Alicia Barker that appointed her as our Chief Operating Officer effective July 1, 2018 (the "Barker Employment Agreement"). Ms. Barker also serves as a director on the Board and receives stock compensation for her service as a director on the Board.

Under the terms of the Barker Employment Agreement, Ms. Barker currently receives an annual base salary of $250,000 and is entitled to receive an annual performance bonus of up to 75% of her base salary based on the achievement of certain performance metrics. Ms. Barker's base salary is required to be reviewed by the Board on an annual basis and may be increased, but not decreased, in its sole discretion. Ms. Barker is also entitled to reimbursement of certain out-of-pocket expenses incurred in connection with her services to the Company and to participate in the benefit plans generally made available to other executives of the Company. Effective January 1, 2021, Ms. Barker's salary changed to $275,000.

In the event Ms. Barker is terminated without cause or for good reason (as such terms are defined in the Barker Employment Agreement), she is entitled to receive (subject to certain requirements, including signing a general release of claims): (i) any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date; (ii) severance pay in an amount equal to 12 months' base salary; and (iii) any earned but unpaid performance bonus. In the event Ms. Barker is terminated for cause or without good reason, she is only entitled to receive any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date.

The Barker Employment Agreement also contains customary confidentiality, non-solicitation and non-disparagement clauses.

The Yelenic Employment Agreement

We entered into an employment agreement with Joe Yelenic that appointed him as our Senior Vice President, Corporate Finance effective April 18, 2022 (the "Yelenic Employment Agreement").

Under the terms of the Yelenic Employment Agreement, Mr. Yelenic currently receives an annual base salary of $320,000 and is entitled to receive an annual performance bonus of up to $140,000 based on the achievement of certain performance metrics. The Yelenic Employment Agreement will continue in effect unless terminated by either party upon written notice provided of not less than six months. Mr. Yelenic is also entitled to reimbursement of certain out-of-pocket expenses incurred in connection with his services to the Company and to participate in the benefit plans generally made available to other executives of the Company.

In the event Mr. Yelenic is terminated without cause or for good reason (as such terms are defined in the Yelenic Employment Agreement), he is entitled to receive (subject to certain requirements, including signing a general release of claims) (i) any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through his termination date and (ii) any earned but unpaid performance bonus. In the event Mr. Yelenic is terminated for cause or without good reason, he is only entitled to receive any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through his termination date.

The Yelenic Employment Agreement also contains customary confidentiality, non-solicitation and non-disparagement clauses.

Compensation of Directors

The following table provides compensation information for Fiscal 2022 for each member of our Board during Fiscal 2022:

	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Total ($)
Brendan Flood[2]	—	30,200	30,200
Dimitri Villard[3]	100,000	34,214	134,214
Jeff Grout[4]	100,000	34,214	134,214
Nicholas Florio[5]	100,000	34,214	134,214
Alicia Barker[6]	—	34,214	34,214
Vincent Cebula[7]	100,000	34,214	134,214

(1) We account for stock-based instruments issued to employees in accordance with ASC Topic 718. Stock awards vest in full on the third anniversary of the grant date, and the value of stock award is based upon the fair value of the award at issuance over the vesting term on a straight-line basis. The fair value of the award is calculated by multiplying the number of restricted shares by our stock price on the date of issuance. We issued these shares under our 2021 Omnibus Incentive Plan, whereby these shares vest on the third anniversary of the date of grant. A nonemployee who sits on the Board and is compensated by us solely for the individual's role as a director will be treated as an employee under ASC 718.

On January 11, 2022, April 12, 2022 and December 28, 2022, Mr. Villard, Mr. Grout, Mr. Florio, Ms. Barker and Mr. Cebula were issued 200 shares at $9.65, 2,000 shares at $7.40 and 10,200 shares at $3.02, respectively. On December 28, 2022, Mr. Flood was issued 10,000 shares at $3.02 per share.

(2) Mr. Flood does not receive any cash compensation for his service as a director. Beginning in the fourth quarter of 2022, Mr. Flood received 10,000 shares per quarter for his service as a director. For information concerning Mr. Flood's compensation as our President and Chief Executive Officer, please see "Compensation of Executive Officers—Summary Compensation Table".

(3) In August 2022, Mr. Villard was named the lead independent director. Mr. Villard formerly served as Chairman of the Nominating and Corporate Governance Committee from May 2014 to July 2022. Mr. Villard has been a member of the Audit Committee and of the Compensation and Human Resources Committee since May 2014. As a member of our Board, Mr. Villard receives an annual payment of $100,000, effective July 1, 2021, payable in monthly installments of $8,333. In addition, for his services as a Board and committee member, Mr. Villard received 200 shares of restricted common stock per quarter for the first three quarters of 2022. Effective October 1, 2022, the shares of restricted stock per quarter increased to 10,000 shares. During Fiscal 2022, Mr. Villard received 10,600 shares of restricted common stock valued at $34,214 for his services as a Board and committee member. As of December 31, 2022, Mr. Villard held 11,561 shares of common stock from stock awards and options representing the right to purchase 17 shares of common stock.

(4) In February 2014, Mr. Grout was named the Chairman of the Compensation and Human Resources Committee and was also named as a member of the Nominating and Corporate Governance Committee. In June 2015, Mr. Grout was also named as a member of the Audit Committee. As a member of our Board, Mr. Grout receives an annual payment of $100,000, effective July 1, 2021, payable in monthly installments of $8,333. In addition, for his services as a Board and committee member, Mr. Grout received 200 shares of restricted common stock per quarter for the first three quarters of 2022. Effective October 1, 2022, the shares of restricted stock per quarter increased to 10,000 shares. During Fiscal 2022, Mr. Grout received 10,600 shares of restricted common stock valued at $34,214 for his services as a Board and committee member. As of December 31, 2022, Mr. Grout held 11,581 shares of common stock from stock awards and options representing the right to purchase 17 shares of common stock.

(5) In August 2022, Mr. Florio was named the Chairman of the Nominating and Corporate Governance Committee Mr. Florio formerly served as Chairman of the Audit Committee from May 2014 to July 2022. Mr. Florio has been a member of each of the Audit and Corporate Governance Committee and of the Compensation and Human Resources Committee since May 2014. As a member of our Board, Mr. Florio receives an annual payment of $100,000, effective July 1, 2021, payable in monthly installments of $8,333. In addition, for his services as a Board and committee member, Mr. Florio received 200 shares of restricted common stock per quarter for the first three quarters of 2022. Effective October 1, 2022, the shares of restricted stock per quarter increased to 10,000 shares. During Fiscal 2022, Mr. Florio received 10,600 shares of restricted common stock valued at $34,214 for his services as a Board and committee member. As of December 31, 2022, Mr. Florio held 11,624 shares of common stock from stock awards and options representing the right to purchase 17 shares of common stock. At the request of Mr. Florio, all cash payments, common stock issuances and stock option issuances have been made in the name of Citrin Cooperman & Company, LLP. As of December 31, 2022, Mr. Florio, in the name of Citrin Cooperman, held 11,624 shares of common stock from stock awards and options representing the right to purchase 17 shares of common stock.

(6) As a non-independent director, Ms. Barker receives equity compensation but is not entitled to cash compensation for services as a director. For her services as a director, Ms. Barker received 200 shares of restricted common stock per quarter for the first three quarters of 2022. Effective October 1, 2022, the shares of restricted stock per quarter increased to 10,000 shares. During Fiscal 2022, Mr. Barker received 10,600 shares of restricted common stock valued at $34,214 for his services as a Board and committee member. As of December 31, 2022, Mr. Barker held 12,795 shares of common stock from stock awards and options representing the right to purchase 17 shares of common stock. For information concerning Ms. Barker's compensation as our Chief Operating Officer, please see "Executive and Director Compensation—Summary Compensation Table".

(7) On July 29, 2021, Mr. Cebula was appointed to the Board as a Class I director, to fill a vacancy as a result of the increase in the size of the Board from five to six persons. In August 2022, Mr. Cebula was named Chairman of the Audit Committee. As a member of our Board, Mr. Cebula receives an annual payment of $100,000, effective July 1, 2021, payable in monthly installments of $8,333. In addition, for his services as a Board and committee member, Mr. Cebula received 200 shares of restricted common stock per quarter for the first three quarters of 2022. Effective October 1, 2022, the shares of restricted stock per quarter increased to 10,000 shares. During Fiscal 2022, Mr. Cebula received 10,600 shares of restricted common stock valued at $34,214 for his services as a Board and committee member. As of December 31, 2022, Mr. Cebula held 10,800 shares of common stock from stock awards.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 19, 2023 for: (i) each of our directors; (ii) each of our Named Executive Officers; (iii) all of our directors and executive officers as a group; and (iv) all persons, to our knowledge, that are the beneficial owners of more than 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Except as indicated in footnotes to this table, we believe each person named in this table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name. Percentage ownership is based on 4,311,020 shares of common stock outstanding on May 19, 2023.

Name of Beneficial Owner	Address	Common Stock Beneficially Owned [1]	Percent of Common Stock
Brendan Flood [2]	Third Floor, 24 Cornhill, London, EC3V 3ND	267,770	9.34%
Dimitri Villard [3]	757 Third Avenue, 27th Floor, New York, NY 10017	21,561	*
Jeff Grout [4]	Third Floor, 24 Cornhill, London, EC3V 3ND	21,581	*
Nicholas Florio [5]	757 Third Avenue, 27th Floor, New York, NY 10017	21,641	*
Alicia Barker [6]	757 Third Avenue, 27th Floor, New York, NY 10017	22,795	*
Vincent Cebula [7]	757 Third Avenue, 27th Floor, New York, NY 10017	20,800	*
Joe Yelenic [8]	757 Third Avenue, 27th Floor, New York, NY 10017	1,208	*
Directors and officers as a group of eight persons............................		377,356	13.16%
Greater than 5% Holders:			
Jackson Investment Group, LLC [9]	2655 Northwinds Parkway, Alpharetta, GA 30009	173,904	6.07%

* Less than 1%.

(1) Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assume the exercise of all options and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of January 10, 2023, except as otherwise noted. Shares issuable pursuant to the exercise of stock options and other securities convertible into common stock exercisable within 60 days are deemed outstanding and held by the holder of such options or other securities for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(2) Includes (i) 40,145 shares of common stock owned (of which 1,847 shares of common stock were purchased on the open market); (ii) 50,320 options to purchase shares of common stock that are currently exercisable or may be exercised by Mr. Flood within 60 days of January 10, 2023; and (iii) 177,305 shares of common stock issued to Mr. Flood on February 2, 2023, pursuant to the 2021 Flood Bonus.

(3) Includes 93 shares of common stock held personally by Mr. Villard and 21,468 shares of common stock held through Byzantine Productions, Inc., for which Mr. Villard is deemed the beneficial owner with sole voting and dispositive power over the securities held by the entity, and Mr. Villard holds options to purchase 17 shares of common stock.

(4) Mr. Grout owns 21,581 shares of common stock and holds options to purchase 17 shares of common stock.

(5) Includes 70 shares of common stock held personally by Mr. Florio and 21,554 shares of common stock and options to purchase 17 shares of common stock held in the name of Citrin Cooperman for which Mr. Florio is deemed the beneficial owner with sole voting and dispositive power over the securities held by the firm.

(6) Ms. Barker owns 22,795 shares of common stock.

(7) Mr. Cebula owns 20,800 shares of common stock.

(8) Mr. Yelenic owns 31,050 shares of Series H Preferred Stock, which are convertible into 1,208 shares of common stock.

(9) Includes 134,479 shares of common stock and warrants to purchase 39,425 shares of common stock.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2022 about the common stock that may be issued upon the exercise of outstanding options, warrants and rights under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercising outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders .	148,727	$ 10.38	351,273
Equity compensation plans not approved by security holders[1]	566	$ 3,318	-

(1) At December 31, 2022, we had two equity compensation plans, the 2014 Equity Incentive Plan and the 2015 Omnibus Incentive Plan, not approved by security holders, which are more fully described below.

2014 Equity Incentive Plan

On January 28, 2014, the Board adopted the 2014 Equity Incentive Plan (the "2014 Plan"). Under the 2014 Plan, we may grant options to employees, directors, senior management and, under certain circumstances, consultants. The purpose of the 2014 Plan is to secure and retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. A maximum of 834 shares of common stock has been reserved for issuance under the 2014 Plan (adjusted for the Reverse Stock Splits). The 2014 Plan expires on January 28, 2024. As of December 31, 2022, we had issued 834 options and shares of common stock pursuant to the 2014 Plan and therefore there are no remaining shares eligible to be issued under the 2014 Plan.

The authority to administer the 2014 Plan currently resides with the Compensation and Human Resources Committee.

Transferability

Option awards are not transferable other than by will or by the laws of descent and distribution unless otherwise provided in the individual option agreement.

Change of Control Event

In the event of a change in control, then, without the consent or action required of any holder of an option award (in such holder's capacity as such):

(i) Any surviving corporation or acquiring corporation or any parent or affiliate thereof, as determined by the Board in its discretion, will assume or continue any option awards outstanding under the plan in all or in part or shall substitute to similar stock awards in all or in part; or

(ii) In the event any surviving corporation or acquiring corporation does not assume or continue any option awards or substitute to similar stock awards, for those outstanding under the plan, then: (a) all unvested option awards will expire (b) vested options will terminate if not exercised at or prior to such change in control; or

(iii) Upon change in control, the Board may, in its sole discretion, accelerate the vesting, partially or in full, in the sole discretion of the Board and on a case-by-case basis of one or more option awards as the board of directors may determine to be appropriate prior to such events.

Notwithstanding the above, in case of change in control, in the event all or substantially all of the shares of our common stock of are to be exchanged for securities of another company, then each holder of an option award shall be obliged to sell or exchange, as the case may be, any shares such holder holds or purchased under the plan, in accordance with the instructions issued by the Board, whose determination shall be final.

Termination of Employment/Relationship

In the event of termination of the option holder's employment with us or any of our affiliates, or if applicable, the termination of services given to us or any of our affiliates by consultants of the Company or any of its affiliates for cause (as defined in the plan), all outstanding option awards granted to such option holder (whether vested or not) will immediately expire and terminate on the date of such termination and the holder of option awards will not have any right in connection to such outstanding option awards, unless otherwise determined by the Board. The shares of common stock covered by such option awards will revert to the 2014 Plan.

2015 Omnibus Incentive Plan

On September 23, 2015, the Board adopted the 2015 Omnibus Incentive Plan (the "2015 Plan"). Under the 2015 Plan, we may grant options to our employees, directors, senior management and, under certain circumstances, consultants. The purpose of the 2015 Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates.

The 2015 Plan provides for an aggregate of 1,500 shares of common stock to be available for awards (adjusted for the Reverse Stock Splits). The number of shares available for grant pursuant to awards under the 2015 Plan is referred to as the "Available Shares". If an award is forfeited, canceled, or if any option terminates, expires or lapses without being exercised, the common stock subject to such award will again be made available for future grant. However, shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant's tax withholding obligation will not be available for re-grant under the 2015 Plan.

The 2015 Plan has a term of ten years and no further awards may be granted under the 2015 Plan after that date. As of December 31, 2022, we had issued 1,500 in options and shares of common stock pursuant to the 2015 Plan and had 0 unissued securities remaining under the 2015 Plan.

Awards Available for Grant

The Compensation and Human Resources Committee may grant awards of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Stock Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing. Notwithstanding, the Compensation and Human Resources Committee may not grant to any one person in any one calendar year awards (i) for more than 500 common shares in the aggregate or (ii) payable in cash in an amount exceeding $3,600 in the aggregate.

Transferability

Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation and Human Resources Committee, however, may permit awards (other than Incentive Stock Options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Change in Control

Except to the extent otherwise provided in an award, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by the Compensation and Human Resources Committee, based on the level of attainment of the specified performance goals. In general, the Compensation and Human Resources Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change in control. The Compensation and Human Resources Committee can also provide otherwise in an award under the 2015 Plan.

2016 Omnibus Incentive Plan

On October 25, 2016, our Board adopted the 2016 Omnibus Incentive Plan (the "2016 Plan") to, among other things, attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. On January 26, 2017, our stockholders approved the 2016 Plan, pursuant to which 8,334 shares of our common stock were reserved for issuance under stock and stock option awards (adjusted for the Reverse Stock Splits). On May 30, 2018, our stockholders approved an amendment to the 2016 Plan to increase the total number of shares reserved for issuance under the 2016 Plan to 20,834 shares of our common stock. As of December 31, 2022, we had issued 20,834 shares and options to purchase shares of common stock pursuant to the 2016 Plan, leaving 0 shares remaining under the 2016 Plan. The Compensation and Human Resources Committee administers the 2016 Plan.

The Compensation and Human Resources Committee administers the 2016 Plan. The Compensation and Human Resources Committee will have the authority, without limitation to (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of common shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled or exercised in cash, common shares, other securities, other awards or other property, or canceled, forfeited, or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, common shares, other securities, other awards or other property and other amounts payable with respect to an award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in the 2016 Plan and any instrument or agreement relating to, or award granted under, the 2016 Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation and Human Resources Committee shall deem appropriate for the proper administration of the 2016 Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; and (x) make any other determination and take any other action that the Compensation and Human Resources Committee deems necessary or desirable for the administration of the 2016 Plan. The Compensation and Human Resources Committee will have full discretion to administer and interpret the 2016 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Employees, directors, officers, advisors and consultants of the Company or its affiliates are eligible to participate in the 2016 Plan. The Compensation and Human Resources Committee has the sole and complete authority to determine who will be granted an award under the 2016 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2016 Plan.

Number of Shares Authorized

The 2016 Plan provides for an aggregate of 20,834 shares of common stock to be available for awards. The 2016 Plan has a term of ten years and no further awards may be granted under the 2016 Plan after that date.

Awards Available for Grant

The Compensation and Human Resources Committee may grant awards of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Stock Bonus Awards, Performance Compensation Awards (including cash bonus awards) (each defined under the 2016 Plan) or any combination of the foregoing subject to the number of available shares. Notwithstanding anything to the contrary in the 2016 Plan, the Compensation and Human Resources Committee may not grant to any one participant under the plan in any one calendar year awards (i) for more than 1,334 common shares in the aggregate or (ii) payable in cash in an amount exceeding $750,000 in the aggregate.

Options

Under the terms of the 2016 Plan, unless the Compensation and Human Resources Committee determines otherwise in the case of an option substituted for another option in connection with a corporate transaction, the exercise price of the options will not be less than the fair market value (as determined under the 2016 Plan) of the shares of common stock on the date of grant. Options granted under the 2016 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation and Human Resources Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2016 Plan will be ten years from the date of grant (or five years in the case of an Incentive Stock Option granted to a 10% stockholder.)

Stock Appreciation Rights

The Compensation and Human Resources Committee is authorized to award Stock Appreciation Rights ("SARs") under the 2016 Plan. SARs will be subject to such terms and conditions as established by the Compensation and Human Resources Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. A SAR granted under the 2016 Plan may be granted in tandem with an option and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option which corresponds to such SARs. SARs shall be subject to terms established by the Compensation and Human Resources Committee and reflected in the award agreement.

Restricted Stock

The Compensation and Human Resources Committee is authorized to award restricted stock under the 2016 Plan. Unless otherwise provided by the Compensation and Human Resources Committee and specified in an award agreement, restrictions on restricted stock will lapse after three years of service with the Company. The Compensation and Human Resources Committee will determine the terms of such restricted stock awards. Shares of restricted stock are shares of common stock that generally are non-transferable and subject to other restrictions determined by the Compensation and Human Resources Committee for a specified period. Unless the Compensation and Human Resources Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock will be forfeited.

Restricted Stock Unit Awards

The Compensation and Human Resources Committee is authorized to award restricted stock unit awards under the 2016 Plan. Unless otherwise provided by the Compensation and Human Resources Committee and specified in an award agreement, restricted stock units vest after three years of service with the Company. The Compensation and Human Resources Committee determines the terms of such restricted stock units. Unless the Compensation and Human Resources Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Compensation and Human Resources Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation and Human Resources Committee.

Stock Bonus Awards

The Compensation and Human Resources Committee is authorized to grant awards of unrestricted shares of common stock or other awards denominated in shares of common stock, either alone or in tandem with other awards, under such terms and conditions as the Compensation and Human Resources Committee may determine.

Performance Compensation Awards

The Compensation and Human Resources Committee is authorized to grant any award under the 2016 Plan in the form of a performance compensation awards. The Compensation and Human Resources Committee will select the performance criteria based on one or more of the following factors: (i) revenue; (ii) sales; (iii) profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures); (iv) earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures); (v) net income (before or after taxes, operating income or other income measures); (vi) cash (cash flow, cash generation or other cash measures); (vii) stock price or performance; (viii) total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price); (ix) economic value added; (x) return measures (including, but not limited to, return on assets, capital, equity, investments or sales, and cash flow return on assets, capital, equity, or sales); (xi) market share; (xii) improvements in capital structure; (xiii) expenses (expense management, expense ratio, expense efficiency ratios or other expense measures); (xiv) business expansion or consolidation (acquisitions and divestitures); (xv) internal rate of return or increase in net present value; (xvi) working capital targets relating to inventory and/or accounts receivable; (xvii) inventory management; (xviii) service or product delivery or quality; (xix) customer satisfaction; (xx) employee retention; (xxi) safety standards; (xxii) productivity measures; (xxiii) cost reduction measures; and/or (xxiv) strategic plan development and implementation.

Transferability

Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. The Compensation and Human Resources Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment

The 2016 Plan has a term of ten years from the effective date of the 2016 Plan. The Board may amend, suspend or terminate the 2016 Plan at any time; however, shareholder approval to amend the 2016 Plan may be necessary if applicable law or listing rule so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control

Except to the extent otherwise provided in an award, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2016 Plan will become fully vested or the period of restriction will expire and performance compensation awards vest, as determined by the Compensation and Human Resources Committee, based on the level of attainment of the specified performance goals or assuming that that the applicable "target" levels of performance have been obtained or on such other basis as determined by the Compensation and Human Resources Committee.

2020 Omnibus Incentive Plan

On June 30, 2020, the Board approved the 2020 Omnibus Incentive Plan (the "2020 Plan") pursuant to which we may grant equity incentive awards to key employees, key contractors, and non-employee directors of the Company. The 2020 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash, shares of our common stock, or a combination of cash and common stock. A total of 12,500 shares of common stock are reserved for grant under the 2020 Plan, plus any awards reserved under the Company's prior equity incentive plans, subject to adjustment in certain circumstances to prevent dilution or enlargement. On September 29, 2020, our stockholders approved the 2020 Plan. As of December 31, 2022, we had issued 12,500 shares and options to purchase shares of common stock pursuant to the 2020 Plan, therefore leaving 0 shares remaining under the 2020 Plan. The Compensation and Human Resources Committee administers the 2020 Plan. The 2020 Plan will terminate on June 30, 2030.

2021 Omnibus Incentive Plan

On August 17, 2021, the Board approved the 2021 Omnibus Incentive Plan (the "2021 Plan") pursuant to which we may grant equity incentive awards to key employees, key contractors, and non-employee directors of the Company. The 2021 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash, shares of our common stock, or a combination of cash and common stock. A total of 200,000 shares of common stock are reserved for grant under the 2021 Plan, plus any awards reserved under the Company's prior equity incentive plans, subject to adjustment in certain circumstances to prevent dilution or enlargement. On October 14, 2021, our stockholders approved the 2021 Plan. On December 27, 2021, we held a special meeting of the stockholders, at which meeting the stockholders approved an amendment to the 2021 Plan to increase the number of shares of common stock available for issuance pursuant to awards under the 2021 Plan by an additional 300,000 shares, to a total of 500,000 shares of our common stock. As of December 31, 2022, we had issued 148,727 shares and options to purchase shares of common stock pursuant to the 2021 Plan, therefore leaving 351,273 shares remaining under the 2021 Plan. The Compensation and Human Resources Committee administers the 2021 Plan. The 2021 Plan will terminate on August 17, 2031.

Purpose. The purpose of the 2021 Plan is to enable us to remain competitive and innovative in our ability to attract and retain the services of key employees, key contractors, and non-employee directors of the Company and our subsidiaries. The 2021 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash, shares of our common stock, or a combination of cash and common stock. The 2021 Plan is expected to provide flexibility to our compensation methods in order to adapt the compensation of our key employees, key contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of applicable tax laws.

Effective Date and Expiration. The 2021 Plan was approved by our Board on August 17, 2021 and approved by our stockholders on October 14, 2021. The 2021 Plan will terminate on August 17, 2031, unless earlier terminated by our Board. No award may be granted under the 2021 Plan after its termination date, but awards made prior to the termination date may extend beyond that date in accordance with their terms.

Shares Available. The 2021 Plan, as amended, provides that the aggregate number of shares of our common stock that may be subject to awards under the 2021 Plan cannot exceed 500,000 shares, subject to adjustment in certain circumstances to prevent dilution or enlargement. All of the shares available for issuance as an award under the 2021 Plan may be delivered pursuant to incentive stock options.

Administration. Under the terms of the 2021 Plan, the 2021 Plan will be administered by our Board or such committee of our Board as is designated by it to administer the 2021 Plan (the "Committee"), which, to the extent necessary to satisfy the requirements of Rule 16b-3 under the Exchange Act, shall consist entirely of two or more "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. At any time there is no Committee to administer the 2021 Plan, any reference to the Committee is a reference to our Board. The Committee will determine the persons to whom awards are to be made; determine the type, size, and terms of awards; interpret the 2021 Plan; establish and revise rules and regulations relating to the 2021 Plan and any sub-plans (including sub-plans for awards made to participants who do not reside in the United States); establish performance goals applicable to awards and certify the extent of their achievement; and make any other determinations that it believes are necessary for the administration of the 2021 Plan. The Committee may delegate certain of its duties to one or more of our officers as provided in the 2021 Plan.

Shares to be issued under the 2021 Plan may be made available from authorized but unissued shares of our common stock, common stock held in our treasury, or shares purchased by us on the open market or otherwise. During the term of the 2021 Plan, we will at all times reserve and keep enough shares available to satisfy the requirements of the 2021 Plan. Shares underlying awards granted under the 2021 Plan, the 2020 Plan or the 2016 Plan that expire or are forfeited or terminated without being exercised, or awards that are settled for cash, will again be available for the grant of additional awards within the limits provided by the 2021 Plan. Shares withheld by or delivered to us to satisfy the exercise price of stock options or tax withholding obligations with respect to any award granted under the 2021 Plan will nonetheless be deemed to have been issued under the 2021 Plan and will not again be available for grant under the 2021 Plan. Awards that may be satisfied either by the issuance of common stock or by cash or other consideration shall be counted against the maximum number of shares that may be issued under the 2021 Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares. An award will not reduce the number of shares that may be issued pursuant to the 2021 Plan if the settlement of the award will not require the issuance of shares, such as, for example, SARs that can only be satisfied by the payment of cash. Only shares forfeited back to us or shares cancelled on account of termination, expiration, or lapse of an award shall again be available for grant as incentive stock options under the 2021 Plan, but shall not increase the maximum number of shares that may be delivered pursuant to incentive stock options.

Eligibility. The 2021 Plan provides for awards to the non-employee directors, officers, employees, and contractors of the Company and our subsidiaries and prospective non-employee directors, officers, employees, and contractors who have accepted offers of employment or service from the Company or our subsidiaries, with such awards being effective upon such individual's commencement of employment with or service to the Company or our subsidiaries, as applicable. As of the date of this proxy statement, there were four non-employee directors, three Section 16 officers, and approximately 205 other employees eligible to participate in the 2021 Plan. The Company's current Section 16 executive officers and each member of our Board are among the individuals eligible to receive awards under the 2021 Plan.

Stock Options. Subject to the terms and provisions of the 2021 Plan, options to purchase shares of our common stock may be granted to eligible individuals at any time and from time to time as determined by the Committee. Stock options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under federal tax law, or as nonqualified stock options, which do not qualify for such favorable tax treatment. Subject to the limits provided in the 2021 Plan, the Committee determines the number of stock options granted to each recipient. Each stock option grant will be evidenced by a stock option agreement that specifies the stock option's exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms, and conditions as the Committee may determine.

The Committee determines the exercise price for each stock option granted, except that the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant; provided, however, that if an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our common stock (or of any parent or subsidiary), the exercise price must be at least 110% of the fair market value of a share of our common stock on the date of grant. As of August 20, 2021, the fair market value (as that term is defined in the 2021 Plan) of a share of our common stock was $20.35. All stock options granted under the 2021 Plan will expire no later than ten years (or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our common stock (or of any parent or subsidiary), five years) from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by the Committee. The granting of a stock option does not accord the recipient the rights of a stockholder, and such rights accrue only after the exercise of a stock option and the registration of shares of our common stock in the recipient's name. No dividend or dividend equivalent rights may be paid or granted with respect to any stock options granted under the 2021 Plan.

Stock Appreciation Rights. The 2021 Plan authorizes the Committee to grant SARs, either as a separate award or in connection with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a SAR shall not be less than 100% of the fair market value of a share of our common stock on the date of grant.

Each SAR will be evidenced by an award agreement that specifies the exercise price, the number of shares to which the SAR pertains, and such additional limitations, terms, and conditions as the Committee may determine. We may make payment of the amount to which the participant exercising SARs is entitled by delivering shares of our common stock, cash, or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except as expressly permitted by the Committee. No dividend or dividend equivalent rights may be paid or granted with respect to any SARs granted under the 2021 Plan.

Restricted Stock. The 2021 Plan provides for the award of shares of our common stock that are subject to forfeiture and restrictions on transferability as set forth in the 2021 Plan, the applicable award agreement, and as may be otherwise determined by the Committee. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as will be set forth in the applicable award agreement; provided, however, such dividends or distributions may be withheld by us for a participant's account until the restrictions lapse with respect to such restricted stock. During the restriction period set by the Committee, the recipient may not sell, transfer, pledge, exchange, or otherwise encumber the restricted stock.

Restricted Stock Units. The 2021 Plan authorizes the Committee to grant restricted stock units. Restricted stock units are not shares of our common stock and do not entitle the recipients to the rights of a stockholder, although the award agreement may provide for rights with respect to dividends or dividend equivalents. The recipient may not sell, transfer, pledge, or otherwise encumber restricted stock units granted under the 2021 Plan prior to their vesting. Restricted stock units will be settled in shares of our common stock, in an amount based on the fair market value of our common stock on the settlement date. If the right to receive dividends on restricted stock units is awarded, then such dividends may be withheld by us for a participant's account until the restrictions lapse with respect to such restricted stock units.

Dividend Equivalent Rights. The Committee may grant a dividend equivalent right either as a component of another award or as a separate award. The terms and conditions of the dividend equivalent right will be specified by the grant and, when granted as a component of another award, may have terms and conditions different from such other award; provided, however, that (i) any dividend equivalent rights with respect to such other award may be withheld by us for a participant's account until such other award is vested, subject to such terms as determined by the Committee; and (ii) such dividend equivalent rights so withheld and attributable to another award will be distributed to such participant in cash or, at the discretion of the Committee, in common stock having a fair market value equal to the amount of such dividend equivalent rights, if applicable, upon vesting of the other award and, if such other award is forfeited, the right to dividend equivalent rights attributable to such forfeited award also will be forfeited. No dividend equivalent rights may be paid or granted with respect to any stock option or SAR. Dividend equivalent rights granted as a separate award also may be paid currently or may be deemed to be reinvested in additional common stock. Any such reinvestment will be at the fair market value at the time thereof. Dividend equivalent rights may be settled in cash or common stock.

Performance Awards. The Committee may grant performance awards payable at the end of a specified performance period in cash, shares of common stock, or other rights based upon, payable in, or otherwise related to our common stock. Payment will be contingent upon achieving pre-established performance goals (as described below) by the end of the applicable performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2021 Plan, and to the extent an award is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or authoritative guidance issued thereunder. In certain circumstances, the Committee may, in its discretion, determine that the amount payable with respect to certain performance awards will be reduced from the maximum amount of any potential awards. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in our business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

Performance Goals. The 2021 Plan provides that performance goals may be established by the Committee in connection with the grant of any award under the 2021 Plan. Such goals shall be based on the attainment of specified levels of one or more business criteria, which may include, without limitation: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of our common stock; return on assets, equity or stockholders' equity; market share; inventory management, inventory turn or shrinkage; employee retention; safety standards; service or product delivery or quality; or total return to stockholders, in each case with respect to the Company or any one or more of our subsidiaries, divisions, business units, or business segments, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).

Other Awards. The Committee may grant other forms of awards, based upon, payable in, or that otherwise relate to, in whole or in part, shares of our common stock, if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2021 Plan. The terms and conditions of such other form of award shall be specified in the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified in the grant.

Vesting of Awards; Forfeiture; Assignment. Except as otherwise provided below, the Committee, in its sole discretion, may determine that an award will be immediately vested, in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the 2021 Plan.

The Committee may impose on any award, at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant's termination of service. The Committee will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant's termination of service during the applicable restriction period.

Awards granted under the 2021 Plan generally are not assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit transfers of nonqualified stock options or SARs to: (i) the spouse (or former spouse), children, or grandchildren of the participant ("Immediate Family Members"); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (a) such Immediate Family Members and/or (b) entities that are controlled by the participant and/or his or her Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such nonqualified stock options or SARs are granted must be approved by the Committee and must expressly provide for such transferability, and (z) subsequent transfers of transferred nonqualified stock options or SARs shall be prohibited except those by will or the laws of descent and distribution.

Change in Control. In connection with a change in control, outstanding awards may be converted into new awards, exchanged or substituted for with new awards, or canceled for no consideration, provided participants were given notice and an opportunity to purchase or exercise such awards, or cancelled and cashed out based on the positive difference between the per share amount to be received in connection with the transaction and the purchase/exercise price per share of the award, if any.

Recoupment for Restatements. To the extent set forth in the award agreement, the Company may recoup all or any portion of any shares of our common stock or cash paid to a participant in connection with an award, in the event of a restatement of our financial statements as set forth in our clawback policy as may be in effect from time to time.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities, or other similar corporate transaction or event affects the fair market value of an award, the Committee shall adjust any or all of the following so that the fair market value of the award immediately after the transaction or event is equal to the fair market value of the award immediately prior to the transaction or event: (i) the number of shares and type of common stock (or other securities or property) that thereafter may be made the subject of awards; (ii) the number of shares and type of common stock (or other securities or property) subject to outstanding awards; (iii) the exercise price of each outstanding stock option; (iv) the amount, if any, we pay for forfeited shares in accordance with the terms of the 2021 Plan; and (v) the number of or exercise price of shares then subject to outstanding SARs previously granted and unexercised under the 2021 Plan, to the extent that the same proportion of our issued and outstanding shares of common stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided, however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2021 Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which we are subject.

Repricing of Stock Options or SARs. The Committee may "reprice" any stock option or SAR; provided, however, that the repricing of any Stock Option or SAR shall not be permitted without stockholder approval to the extent stockholder approval is required either by (i) any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (ii) applicable law. For purposes of the 2021 Plan, "reprice" means any of the following or any other action that has the same effect: (a) amending a stock option or SAR to reduce its exercise price; (b) canceling a stock option or SAR at a time when its exercise price exceeds the fair market value of a share of our common stock in exchange for cash or a stock option, SAR, award of restricted stock, or other equity award; or (c) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing will prevent the Committee from (x) making adjustments to awards upon changes in capitalization, (y) exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2021 Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Review, Approval or Ratification of Transactions with Related Persons. Pursuant to our Audit Committee charter, our Audit Committee is responsible for reviewing and approving all related party transactions, including those required to be disclosed as a "related party transaction" under applicable federal securities laws. The Audit Committee has not adopted any specific procedures for conducting reviews of potential conflicts of interest and considers each transaction in light of the specific facts and circumstances presented. However, to the extent a potential related party transaction is presented to the Audit Committee, we expect that the Audit Committee would become fully informed regarding the potential transaction and the interests of the related party and would have the opportunity to deliberate outside of the presence of the related party. We expect that the Audit Committee would only approve a related party transaction that was in the best interests of, and fair to, us, and further would seek to ensure that any completed related party transaction was on terms no less favorable to us than could be obtained in a transaction with an unaffiliated third party.

Summary of Related Party Transactions. Described below are transactions occurring since January 3, 2021 and any currently proposed transactions to which we were a party and in which the amounts involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of our total assets at December 31, 2022 and January 1, 2022, and in which any related person had or will have a direct or indirect material interest, excluding executive compensation arrangements described elsewhere herein.

The Jackson Transactions

On February 5, 2021, we entered into a Limited Consent and Waiver with Jackson, a beneficial owner of more than 5% of our common stock, whereby, among other things, Jackson agreed that we may use 75% of the proceeds from the public offering that closed on February 12, 2021 to redeem a portion of the 2020 Jackson Note and 25% of the net proceeds from this offering to redeem a portion of our Series E Convertible Preferred Stock (the "Base Series E Preferred Stock"), notwithstanding certain provisions of the certificate of designation for the Base Series E Preferred Stock that would have required us to use all the proceeds from this offering to redeem the Base Series E Preferred Stock. In addition, we also agreed in the Limited Consent and Waiver to additional limits on our ability to incur other indebtedness, including limits on advances under our revolving loan facility with MidCap. We also agreed that to the extent that any of our Paycheck Protection Program Loans were forgiven after this offering, Jackson may convert the Base Series E Preferred Stock and Series E-1 Convertible Preferred Stock (the "Series E-1 Preferred Stock") that remained outstanding into a secured note that is substantially similar to the Second Amended and Restated 12% Senior Secured Note originally due September 30, 2022 (as amended, the "2020 Jackson Note"). On April 8, 2021, the Limited Consent and Waiver was extended to June 17, 2021.

Jackson also entered into a Limited Waiver and Agreement with us on February 5, 2021, whereby Jackson agreed that it would not convert any shares of the Base Series E Preferred Stock or Series E-1 Preferred Stock into shares of our common stock or exercise any warrants to purchase shares to the extent that doing so would cause the number of our authorized shares of common stock to be less than the number of shares being offered in the public offering of 3,642,547 shares of common stock, which closed on February 12, 2021. Jackson also waived any event of default under the Series E Certificate of Designation and the 2020 Jackson Note that would result from us having an insufficient number of authorized shares of common stock to honor conversions of the Base Series E Preferred Stock and exercise of Jackson's warrants. On April 8, 2021, the Limited Waiver and Agreement was extended to June 17, 2021, and on May 6, 2021, in connection with the Exchange (as defined below), the Limited Waiver and Agreement was extended to June 30, 2021.

On May 6, 2021, we entered into an Exchange Agreement with Jackson, pursuant to which, among other things, Jackson agreed to exchange 6,172 shares of our Series E Preferred Stock and 1,493 shares of our Series E-1 Convertible Preferred Stock for an equivalent number of shares of our Series G Convertible Preferred Stock, par value $0.00001 per share and Series G-1 Convertible Preferred Stock, par value $0.00001 per share (collectively, the "Series G Preferred Stock", and such transaction, the "Exchange"). The Exchange was consummated on May 6, 2021.

On July 21, 2021, we exchanged our outstanding shares of Series G Convertible Preferred Stock and Series G-1 Preferred Stock for senior indebtedness by issuing to Jackson a new 12% Senior Secured Note, in aggregate principal amount of $7,733,000 (the "New Note"), which amount represented all of our outstanding Series G Preferred Stock and Series G-1 Convertible Preferred Stock held by Jackson as of July 21, 2022. The New Note was deemed issued pursuant to the Second Amended and Restated Note Purchase Agreement.

Under the terms of the New Note, we were required to pay interest on the New Note at an annual rate of 12%, in cash only, accruing from and after the date of the Note and until the entire principal balance of the Note shall have been repaid in full, and on and at all times during which the "Default Rate" (as defined in the Second Amended and Restated Note Purchase Agreement) applies, to the extent permitted by law, at an annual rate of 17%. The entire outstanding principal balance of the New Note was due and payable in full on September 30, 2022. Upon an Event of Default (as defined in the Amended Note Purchase Agreement), the principal of the New Note and all accrued and unpaid interest thereon may be accelerated and declared or otherwise become due and payable in accordance with the terms of the Second Amended and Restated Note Purchase Agreement.

On July 22, 2021 we entered into a Limited Consent with Jackson whereby, among other things, Jackson agreed that we could effect a registered direct offering and concurrent private placement (the "July 2021 Offerings") and use $5 million of the net proceeds thereof to pay accrued and unpaid interest and prepay a portion of the outstanding principal balance of the 2020 Jackson Note, notwithstanding certain provisions of the certificate of designation for the Series G Convertible Preferred Stock that would have required us to use all the proceeds from the July 2021 Offerings to redeem the Series G Preferred Stock.

On April 18, 2022, we and Jackson entered into a limited consent and wavier (the "Headway Limited Consent") related to the Second Amended and Restated Note Purchase Agreement. The Headway Limited Consent permitted, among other things, the Headway Acquisition and issuance of Series H Preferred Stock, and additionally granted one-time waivers under the Second Amended and Restated Note Purchase Agreement of (i) the occurrence of a breach of a financial covenant as of the first fiscal quarter ended March 31, 2022, and (ii) the delivery of certain audited financial statements until May 2, 2022.

On each of September 28, 2022, October 13, 2022 and October 21, 2022, we and Jackson entered into a limited consents (the "2022 Limited Consents") related to the Second Amended and Restated Note Purchase Agreement. The 2022 Limited Consents each extended the maturity date of the 2020 Jackson Note to October 14, 2022, October 21, 2022 and October 28, 2022, respectively.

On October 27, 2022, we entered into the Third Amended and Restated Note Purchase Agreement with Jackson, and issued to Jackson the Jackson Note, with a remaining outstanding principal balance of approximately $9,000.

Under the terms of the Third Amended and Restated Note Purchase Agreement and the Jackson Note, we are required to pay interest on the Jackson Note at an annual rate of 12% and in the event we have not repaid in cash at least 50% of the outstanding principal balance of the Jackson Note by October 27, 2023, then interest on the outstanding principal balance of the Jackson Note shall continue to accrue at 16% per year of the outstanding principal balance of the Jackson Note until the Jackson Note is repaid in full. The Third Amended and Restated Note Purchase Agreement also extends the maturity date of the Jackson Note from October 28, 2022 to October 14, 2024. On October 27, 2022, in connection with the Third Amended and Restated Note Purchase Agreement, we issued to Jackson 100,000 shares of common stock (the "Jackson Shares") and a warrant to purchase up to 24,332 shares of common stock at an exercise price of $3.06 per share (the "Jackson Warrant"). The Jackson Warrant is exercisable six months from October 27, 2022, and expires on October 27, 2027.

Pursuant to the Third Amended and Restated Note Purchase Agreement, we were required to file a resale registration statement with the SEC covering the resale of the Jackson Shares and the shares of common stock issuable upon the exercise of the Jackson Warrant no later than 60 days after October 27, 2022, and to use reasonable best efforts to have such registration statement declared effective thereafter. Additionally, pursuant to the Third Amended and Restated Note Purchase Agreement, we agreed that upon the registration statement being declared effective under the Securities Act, we shall also (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of the distribution and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement in accordance with Jackson's intended method of disposition, (ii) use commercially reasonable efforts to register or qualify the securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as the sellers of securities or, in the case of an underwritten public offering, the managing underwriter, may reasonably request, and (iii) notify Jackson when the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, of any request by the SEC for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, of the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose.

On October 27, 2022, in connection with the Third Amended and Restated Note Purchase Agreement, we entered into an Omnibus Amendment and Reaffirmation Agreement with Jackson, which, among other things, amended (i) the Amended and Restated Security Agreement, dated as of September 15, 2017, as amended, and (ii) the Amended and Restated Pledge Agreement, dated as of September 15, 2017, as amended, to reflect certain of the terms as updated and amended by the Amended Note Purchase Agreement. On October 27, 2022, in connection with the entry into the Amended Note Purchase Agreement, we entered into Amendment No. 4 ("Amendment No. 4") to the Amended and Restated Warrant Agreement (as amended, the "Existing Warrant") with Jackson. Pursuant to Amendment No. 4, the exercise price of the Existing Warrant was reduced from $60.00, such exercise price adjusted to give effect to the 1-for-6 reverse stock split effectuated on June 30, 2021, and the 1-for-10 Reverse Stock Split, effectuated on June 23, 2022, to $3.06 per share. The term of the Existing Warrant was also extended to January 26, 2028. Pursuant to the Existing Warrant, as amended from time to time, Jackson may purchase up to 15,093 shares of common stock.

On October 27, 2022, in connection with the Amended Note Purchase Agreement, the Jackson Note and Amendment No. 27, by and between us and MidCap, we, Jackson and MidCap entered into the Fifth Amendment, which amended the Intercreditor Agreement, dated September 15, 2017, by and between is, Jackson and MidCap, as amended. The Fifth Amendment, among other things, permits the increase of the credit commitments under the Credit and Security Agreement, as amended by Amendment No. 27, to $32.5 million.

Director Independence

Please see "Item 10. Directors, Executive Officers and Corporate Governance—Independence of Directors".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

BDO USA, LLP served as our independent registered public accounting from 2017 through August 26, 2022. On August 26, 2022, the Audit Committee engaged Baker Tilly US, LLP as our independent registered public accounting firm for Fiscal 2022. The aggregate fees billed for Fiscal 2022 and Fiscal 2021, for professional services rendered by the principal accountant are as follows:

| | Fiscal 2022 | | Fiscal 2022 | | Fiscal 2021 | |
	BDO USA, LLP		BAKER TILLY US, LLP		BDO USA, LLP	
Audit Fees	$	553	$	467	$	1,137
Audit Related Fees		—		41		—
Tax Fees		—		—		—
All Other Fees		—		—		—
Total	$	553	$	508	$	1,137

Audit Fees were for professional services necessary to perform an annual audit of the financial statements, review of quarterly reports and other services required to be performed by our independent auditors.

Audit-Related Fees, if incurred, were for services that are reasonably related to the performance of the audit or review of our financial statements including the support of business acquisition and divestiture activities and services related to financing transactions.

Tax Fees were for tax compliance, tax planning, and tax advice. Corporate tax services encompass a variety of permissible services, including technical tax advice related to U.S. and international tax matters; assistance with foreign income and withholding tax matters, assistance with sales tax, value added tax and equivalent tax related matters in local jurisdictions; preparation of reports to comply with local tax authority transfer pricing documentation requirements; and assistance with tax audits.

All Other Fees were for all other products and services provided by our principal accountant.

Pre-Approval Policies and Procedure for Audit Services

The audit committee has developed policies and procedures regarding the approval of all services that are to be rendered by our independent registered public accounting firm, as permitted under applicable laws, and the corresponding fees for such services. Consistent with these policies and procedures, all audit services and non-audit services and all fees associated with such services performed by our independent registered public accounting firm in Fiscal 2022 and Fiscal 2021 were pre-approved by audit committee.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements and Report of Independent Registered Public Accounting Firm, which are set forth in the index to Consolidated Financial Statements on pages F-1 through F-51 of this report.

(2) Financial Statement Schedule: None.

(3) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, by and between Staffing 360 Solutions, Inc., a Delaware corporation, and Staffing 360 Solutions, Inc., a Nevada corporation (previously filed as Exhibit 2.1 to the Company's Form 8-K, filed with the SEC on June 15, 2017).
2.2	Asset Purchase Agreement, dated September 15, 2017, by and among Staffing 360 Georgia, LLC, *first*PRO Inc., *first*PRO Georgia LLC, April F. Nagel and Philip Nagel (previously filed as Exhibit 2.1 to the Company's Form 8-K, filed with the SEC on September 19, 2017).
2.3†	Stock Purchase Agreement, dated April 18, 2022, by and between Staffing 360 Solutions, Inc. Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP as the Sellers' Representative (previously filed as Exhibit 2.1 to the Company's Current Report Form 8-K, filed with the SEC on April 20, 2022).
2.4†	Amendment to the Stock Purchase Agreement, dated May 18, 2022, by and between Staffing 360 Solutions, Inc. Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP as the Sellers' Representative (previously filed as Exhibit 2.1 to the Company's Current Report Form 8-K, filed with the SEC on May 19, 2022).
3.1	Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.3 to the Company's Form 8-K, filed with the SEC on June 15, 2017).
3.2	Amended and Restated Bylaws (previously filed as Exhibit 3.4 to the Company's Form 8-K, filed with the SEC on June 15, 2017).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to the Company's Form 8-K, filed with the SEC on January 3, 2018).
3.4	Certificate of Designations, Preferences and Rights of Series A Preferred Stock (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 4, 2015).
3.5	Certificate of Designations, Preferences and Rights of Series B Preferred Stock (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 31, 2015)
3.6	Certificate of Designations, Preferences and Rights of Series C Preferred Stock (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 7, 2016).
3.7	Amendment to Certificate of Designation After Issuance of Class or Series increasing the number of authorized Series C Preferred Stock (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 22, 2016).
3.8	Certificate of Designation of Series E Convertible Preferred Stock (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 15, 2018).
3.9	Certificate of Correction to the Certificate of Designation of Series E Convertible Preferred Stock (previously filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 15, 2018).
3.10	Certificate of Amendment to Certificate of Designation of Series E Convertible Preferred Stock, dated February 7, 2019 (previously filed as Exhibit 3.1 to the Company's current Report on Form 8-K filed with the SEC on February 11, 2019).
3.11	Certificate of Amendment to the Certificate of Designation of Series E Preferred Stock, dated October 23, 2020 (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 27, 2020).
3.12	Certificate of Designation for Series F Convertible Preferred Stock (previously filed as Exhibit 3.1 to the Company's Form 8-K filed with the SEC on April 27, 2021).
3.13	Certificate of Designation of Series G Convertible Preferred Stock, dated May 6, 2021(previously filed as Exhibit 3.1 to the Company's Form 8-K filed with the SEC on May 12, 2021).

Exhibit No.	Description
3.14	Certificate of Correction to Certificate of Designation of Series G Convertible Preferred Stock, dated May 11, 2021 (previously filed as Exhibit 3.2 to the Company's Form 8-K filed with the SEC on May 12, 2021).
3.15	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed on June 30, 2021 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company's Form 8-K filed with the SEC on July 1, 2021).
3.16	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed on December 27, 2021 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 28, 2021).
3.17	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock, dated May 23, 2022 (previously filed as Exhibit 3.1 to the Company's Current Report Form 8-K, filed with the SEC on May 24, 2022).
3.18	Certificate of Designation of the Series J Preferred Stock of the Company, dated May 4, 2022 (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2022).
3.19	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Staffing 360 Solutions, Inc. filed on June 23, 2022 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 23, 2022).
4.1	Subordinated Secured Note issued to Jackson Investment Group LLC (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017)
4.2	Warrant issued to Jackson Investment Group LLC (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017).
4.3	April Note, dated April 5, 2017, issued to Jackson Investment Group LLC (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 6, 2017).
4.4	10% Subordinated Secured Note, dated August 2, 2017, issued to Jackson Investment Group, LLC (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 8, 2017).
4.5	Form of Warrant issued to H.C. Wainwright & Co., LLC's designees on December 29, 2020 (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 28, 2020).
4.6	Form of Warrant issued to H.C. Wainwright & Co., LLC's designees on December 31, 2020 (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 31, 2020).
4.7	Form of Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021).
4.8	Form of Placement Agent Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021).
4.9	Form of Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2021).
4.10	Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2021).
4.11	Form of Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 6, 2021). Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 6, 2021).
4.12	Form of Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 24, 2021).
4.13	Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 24, 2021).
4.14	Form of Pre-Funded Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.15	Form of Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.16	Form of Wainwright Warrant (previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.17	Form of Pre-Funded Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2022).
4.18	Form of Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2022).
4.19	Form of Wainwright Warrant (previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2022).

Exhibit No.	Description
4.20	Form of Pre-Funded Warrant (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2023).
4.21	Form of Common Warrant (previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2023)
4.22	Form of Placement Agent Warrant (previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2023)
4.21	Description of Securities (previously filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K filed with the SEC on June 24, 2022).
10.1	Form of Deed of Restrictive Covenant by and between Brendan Flood and the Company (previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on January 7, 2014).
10.2	Stock Purchase Agreement, by and among Linda Moraski, PeopleSERVE, Inc., PeopleSERVE PRS, Inc. and the Company, dated May 17, 2014 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 20, 2014).
10.3+	2014 Equity Compensation Plan (previously filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K, filed with the SEC on September 15, 2014).
10.4	Credit and Security Agreement, dated April 8, 2015, by and among PeopleSERVE, Inc. and Monroe Staffing Services, LLC, as borrowers, the Company, as a credit party, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 9, 2015).
10.5	Credit and Security Agreement, dated April 8, 2015, by and among PeopleSERVE PRS, Inc., as borrower, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 9, 2015).
10.6+	Employment Agreement, dated July 8, 2015, by and between Alison Fogel and Lighthouse Placement Services, LLC (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on July 14, 2015).
10.7	Amendment No. 2 to the Credit and Security Agreement, effective August 31, 2015, by and among PeopleSERVE, Inc., Monroe Staffing Services, LLC, Faro Recruitment America, Inc. and Lighthouse Placement Services, LLC as borrowers, the Company, as a credit party, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 4, 2015).
10.8	Amendment No. 1 to the Credit and Security Agreement, effective August 31, 2015, by and among PeopleSERVE PRS, Inc. as borrower, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 4, 2015).
10.9+	2015 Omnibus Incentive Plan (previously filed as Exhibit 4.1 to the Company's Form S-8, filed with the SEC on October 2, 2015).
10.10+	2016 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 27, 2017 (through an incorporation by reference from Appendix D to the Company's Definitive Proxy Statement on Schedule 14A, filed on December 21, 2016).
10.11+	2016 Long Term Incentive Plan (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 27, 2017 (through an incorporation by reference from Appendix E to the Company's Definitive Proxy Statement on Schedule 14A, filed on December 21, 2016).
10.12	Warrant Agreement, dated January 25, 2017, by and among the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.13	Security Agreement, dated January 25, 2017, by and among the Company, Jackson Investment Group LLC and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.14	Pledge Agreement, dated January 25, 2017 by and the Company, Jackson Investment Group LLC and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.15	Subordination Agreement, dated January 25, 2017, by and among Midcap Funding X Trust, Jackson Investment Group LLC, the Company and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on January 31, 2017).

Exhibit No.	Description
10.16	Amended Warrant Agreement, dated March 14, 2017, between the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 20, 2017).
10.17	Amended Purchase Agreement, dated April 5, 2017, by and among the Company, Jackson Investment Group LLC and certain subsidiaries of the Company (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 6, 2017).
10.18	Second Amendment, dated April 5, 2017, by and among the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 6, 2017).
10.19	Amended Subordination Agreement, dated April 5, 2017, by and among Midcap Funding X Trust, Jackson Investment Group LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 6, 2017).
10.20	Second Amended Purchase Agreement, dated August 2, 2017, by and among the Company, Jackson Investment Group, LLC and certain subsidiaries of the Company (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 8, 2017).
10.21	Second Amended Subordination Agreement, dated August 2, 2017, by and among Midcap Funding X Trust, Jackson Investment Group, LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 8, 2017).
10.22	Intercreditor Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., certain subsidiaries of Staffing 360 Solutions, Inc., MidCap Funding X Trust and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.23	Share Purchase Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., Longbridge Recruitment 360 Limited and the holders of outstanding shares of CBS Butler Holdings Limited (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.24	Amendment No.8 to the Credit and Security Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., certain subsidiaries of Staffing 360 Solutions, Inc. and MidCap Funding X Trust (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.25	Agreement for Purchase of Debt, dated February 8, 2018, between CBS Butler Limited and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.26	Agreement for Purchase of Debt, dated February 8, 2018, between The JM Group (IT Recruitment) Limited and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.27	Agreement for Purchase of Debt, dated February 8, 2018, between Longbridge Recruitment 360 Ltd and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.28	Agreement for Purchase of Debt, dated June 28, 2018, between HSBC Invoice Finance (UK) Limited, and Clement May Limited (previously filed as an exhibit to the Company's Form 8-K filed with the SEC on July 5, 2018).
10.29	Term Loan letter agreement, dated June 26, 2018, between HSBC Bank plc, and Staffing 360 Solutions Limited (previously filed as an exhibit to the Company's Form 8-K filed with the SEC on July 5, 2018).
10.30	Share Purchase Agreement, dated August 27, 2018, by and among Monroe Staffing Services, LLC, Staffing 360 Solutions, Inc. and Pamela D. Whitaker (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 2, 2018).
10.31	Amendment No. 1 to Amended and Restated Warrant Agreement, dated August 27, 2018, between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.32	Amendment No.10 and Joinder Agreement to Credit and Security Agreement and Limited Consent, dated August 27, 2018, by and among the Company, certain subsidiaries of the Company and MidCap Funding X Trust (previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.33	First Omnibus Amendment, Joinder and Reaffirmation Agreement, dated August 27, 2018, by and among the Company, certain subsidiaries of the Company, and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.34	12% Senior Secured Note, due September 15, 2020, issued on August 27, 2018, to Jackson Investment Group, LLC (previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).

Exhibit No.	Description
10.35	First Amendment to Intercreditor Agreement, dated August 27, 2018, by and among Jackson Investment Group, LLC, the Company, certain subsidiaries of the Company, and MidCap Funding X Trust. (previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.36	Fifth Amended and Restated Revolving Loan Note, by and among certain subsidiaries of the Company and MidCap Funding X Trust (previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.37	Debt Exchange Agreement, dated November 15, 2018, by and between the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.91 to the Company's Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.38	Second Omnibus Amendment, Joinder and Reaffirmation Agreement, dated November 15, 2018, by and among the Company, certain subsidiaries of the Company, and Jackson Investment Group, LLC (previously filed as Exhibit 10.92 to the Company's Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.39	Amendment No. 2 to Amended and Restated Warrant Agreement, dated November 15, 2018, between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.94 to the Company's Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.40	Form of Securities Purchase Agreement, dated January 22, 2019, by and between the Company and the Purchaser signatory thereto (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 23, 2019).
10.41	Placement Agency Agreement dated January 22, 2019, between the Company and ThinkEquity (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 23, 2019).
10.42+	Employment Agreement with Alicia Barker dated June 19, 2018 (previously filed as Exhibit 10.97 to the Company's Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.43+	Severance Agreement with Christopher Lutzo (previously filed as Exhibit 10.98 to the Company's Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.44	Waiver Agreement - Series A Preferred Stock (previously filed as Exhibit 10.99 to the Company's Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.45	First Amendment to 2016 Omnibus Incentive Plan (previously filed as Exhibit 10.100 to the Company's Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.46	Amendment No. 11 to the Credit Agreement dated February 7, 2019 by and among Midcap Funding X Trust, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.101 to the Company's Annual Report on Form 10-K filed on March 25, 2019).
10.47	Third Omnibus Amendment and Reaffirmation Agreement dated February 7, 2019, by and among Jackson Investment Group LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.102 to the Company's Annual Report on Form 10-K filed on March 25, 2019).
10.48	Underwriting Agreement, dated February 8, 2019, between the Company and ThinkEquity (previously filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on February 11, 2019.
10.49	Amendment Agreement, dated February 27, 2019, by and among Staffing 360 Georgia, LLC, *first*PRO, Inc., *first*PRO Georgia, LLC, April F. Nagel and Philip Nagel (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 5, 2019).
10.50	Securities Purchase Agreement, dated July 29, 2019, by and between Staffing 360 Solutions, Inc. and the purchaser signatory thereto (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 5, 2019).
10.51	Placement Agency Agreement, dated July 29, 2019, by and between the Company and ThinkEquity (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 29, 2019).
10.52	Fourth Omnibus Amendment and Reaffirmation Agreement, dated August 29, 2019, by and among the Company, certain subsidiaries of the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.53	18% Senior Secured Note, due December 31, 2019, issued on August 29, 2019, to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.54	Third Amendment to Intercreditor Agreement, dated August 29, 2019, by and among the Company, certain subsidiaries of the Company, Jackson Investment Group, LLC and MidCap Funding X Trust (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.55	Amendment Agreement, dated as of September 11, 2019, by and among Monroe Staffing Services, LLC, Staffing 360 Solutions, Inc. and Pamela D. Whitaker (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2019).

Exhibit No.	Description
10.56+	General Release and Severance Agreement, dated as of September 11, 2019, by and between Staffing 360 Solutions, Inc. and David Faiman (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2019).
10.57	Note between Monroe Staffing Services, LLC and Newton Federal Bank, dated May 12, 2020 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 15, 2020).
10.58	Note among Key Resources Inc., Lighthouse Placement Services, LLC, Staffing 360 Georgia, LLC and Newton Federal Bank, dated May 20, 2020 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 26, 2020).
10.59+	2020 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 1, 2020)
10.60+	Form of Restricted Stock Award Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 1, 2020).
10.61+	Form of Incentive Stock Option Agreement (previously filed as Exhibit 10.7 to the Company Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2020).
10.62+	Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on October 1, 2020).
10.63	Asset Purchase Agreement, dated as of September 24, 2020, by and among Staffing 360 Solutions, Inc., Staffing 360 Georgia, LLC and FirstPro Recruitment, LLC (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 29, 2020).
10.64	Amendment No. 17, dated October 26, 2020, to Credit and Security Agreement with MidCap Funding IV Trusts (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on October 27, 2020).
10.65	Amended and Restated Senior Secured 12% Promissory Note issued on October 26, 2020, to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 27, 2020).
10.66	Form of Securities Purchase Agreement, dated December 30, 2020, by and among Staffing 360 Solutions, Inc. and certain institutional and accredited investors (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 31, 2020).
10.67	Underwriting Agreement, dated December 23, 2020, between Staffing 360 Solutions, Inc. and H.C. Wainwright & Co., LLC (previously filed as Exhibit 1.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 28, 2020).
10.68	Engagement Letter, dated December 21, 2020, between Staffing 360 Solutions, Inc. and H.C. Wainwright & Co., LLC (previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 30, 2020
10.69+	Employment Agreement, dated June 29, 2020, by and among Staffing 360 Solutions, Inc. and Khalid Anwar (previously filed as Exhibit 10.57 to the Company's Registration Statement on Form S-1, filed with the SEC on January 12, 2021).
10.70	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021).
10.71	Form of Registration Rights Agreement (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021).
10.72	Exchange Agreement, dated May 6, 2021 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2021).
10.73	Side Letter Agreement Regarding Amendment to NPA, dated May 6, 2021 (previously filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on May 12, 2021).
10.74	Limited Waiver and Agreement Letter, dated May 6, 2021 (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2021).
10.75	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.76	Limited Consent (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.77	12% Senior Secured Note (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.78	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 6, 2021).

Exhibit No.	Description
10.79	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 24, 2021).
10.80+	Employment Agreement, dated January 3, 2014, by and among Staffing 360 Solutions Limited (f/k/a Initio International Holdings Limited) and Brendan Flood (previously filed as Exhibit 10.11 to the Company's Current Report on Form 8-K, filed with the SEC on January 7, 2014).
10.81+	2021 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 15, 2021).
10.82+	Amendment to the 2021 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 28, 2021).
10.83	Form of Securities Purchase Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 3, 2021).
10.84	Form of Registration Rights Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 3, 2021).
10.85	Amendment No. 20 to the Credit and Security Agreement, dated April 18, 2022 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 20, 2022).
10.86	Limited Consent and Waiver to Second Amended and Restated Note Purchase Agreement, dated April 18, 2022 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 20, 2022).
10.87	Form of Securities Purchase Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 7, 2022).
10.88	Form of Registration Rights Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 7, 2022).
10.89	Amendment No. 23 to the Credit and Security Agreement, dated September 26, 2022 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2022)
10.90	Amendment No. 24 to the Credit and Security Agreement, dated September 29, 2022 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2022).
10.91	Limited Consent and Waiver to Second Amended and Restated Note Purchase Agreement, dated September 28, 2022 (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2022).
10.92	Amendment No. 25 to the Credit and Security Agreement, dated October 13, 2022 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 18, 2022).
10.93	Limited Consent to Second Amended and Restated Note Purchase Agreement, dated October 13, 2022 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 18, 2022).
10.94	Amendment No. 26 to the Credit and Security Agreement, dated October 20, 2022 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.95	Limited Consent to Second Amended and Restated Note Purchase Agreement, dated October 21, 2022 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.96†	Third and Amended and Restated Note Purchase Agreement, dated October 27, 2022, by and between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.97	Third Amended and Restated Senior Secured 12% Promissory Note issued on October 27, 2022 to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.98†	Omnibus Amendment and Reaffirmation Agreement, dated October 27, 2022, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.99	Amendment No. 4, dated October 27, 2022, to Amended and Restated Warrant Agreement, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.100	Amendment No. 27 to the Credit and Security Agreement, dated October 27, 2022, by and between Staffing 360 Solutions, Inc. and MidCap Funding X Trust (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).

Exhibit No.	Description
10.101	Fifth Amendment to Intercreditor Agreement, dated October 27, 2022, by and among Staffing 360 Solutions, Inc., Jackson Investment Group, LLC and MidCap Funding X Trust (previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.102+	Employment Agreement, dated April 18, 2022, by and between Staffing 360 Solutions, Inc. and Joe Yelenic (previously filed as Exhibit 10.105 to the Company's Registration Statement on Form S-1 filed with the SEC on January 19, 2023).
10.103†	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2023).
16.1	Letter from BDO USA LLP to the SEC, dated August 31, 2022 (previously filed as exhibit 16.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 31, 2022).
21.1*	Subsidiaries of Staffing 360 Solutions, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm – Baker Tilly US, LLP.
23.2*	Consent of Independent Registered Public Accounting Firm – BDO USA LLP.
31.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Schema
101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Definition Linkbase
101.LAB	Inline XBRL Taxonomy Label Linkbase
101.PRE	Inline XBRL Taxonomy Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith
** Furnished herewith
+ Management contract or compensatory plan or arrangement.
† Certain of the schedules (and similar attachments) to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) of Regulation S-K under the Securities Act because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the Exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAFFING 360 SOLUTIONS, INC.

Date: May 19, 2023   By: */s/ Brendan Flood*
                                       Brendan Flood
                                       Chairman and Chief Executive Officer
                                       (Principal Executive Officer)

Date: May 19, 2023   By: */s/ Nick Koutsivitis*
                                       Nick Koutsivitis
                                       Senior Vice President, Corporate Controller
                                       (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Brendan Flood Brendan Flood	Chairman, Chief Executive Officer and Director	May 19, 2023
/s/ Dimitri Villard Dimitri Villard	Director	May 19, 2023
/s/ Nicholas Florio Nicholas Florio	Director	May 19, 2023
/s/ Jeff Grout Jeff Grout	Director	May 19, 2023
/s/ Vincent Cebula Vincent Cebula	Director	May 19, 2023
/s/ Alicia Barker Alicia Barker	Director	May 19, 2023

Exhibit 21.1

Staffing 360 Solutions, Inc.
Nasdaq: STAF

List of Subsidiaries

Domestic (U.S.) subsidiaries:

Faro Recruitment America, Inc.
Monroe Staffing Services, LLC
Lighthouse Placement Services, Inc.
Key Resources Inc.
Headway Workforce Solutions, Inc.

England and Wales subsidiaries:

Staffing 360 Solutions (Holdings) Limited
Staffing 360 Solutions Limited
The JM Group (IT Recruitment) Limited
CBSbutler Holdings Limited
CBSbutler Limited
Clement May Limited
Clement May Africa (Pty) Limited

NASDAQ: STAF

Staffing 360 Solutions, Inc.

757 Third Avenue, 27th Floor ● New York, NY 10017
646.507.5710 ● www.staffing360solutions.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (Nos. 333-268883, 333-266162, 333-261020, 333-256393, 333-259137 and 333-228448), on Form S-3 (Nos. 333-221281, 333-216666 and 333-231949) and on Form S-8 (Nos. 333-260284 and 333-207265) of Staffing 360 Solutions, Inc. and Subsidiaries (the "Company"), of our report dated May 19, 2023, relating to the consolidated financial statements, which appear in this Annual Report on Form 10-K for the year ended December 31, 2022. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ Baker Tilly US, LLP

Uniondale, New York
May 19, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Staffing 360 Solutions, Inc.

New York, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (Nos. 333-268883, 333-266162, 333-261020, 333-256393, 333-259137 and 333-228448), on Form S-3 (Nos. 333-221281, 333-216666 and 333-231949) and on Form S-8 (Nos. 333-260284 and 333-207265) of Staffing 360 Solutions, Inc. of our report dated June 24, 2022, relating to the consolidated financial statements which appear in this Form 10-K. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ BDO USA, LLP

New York, New York
May 19, 2023

Exhibit 31.1

**CERTIFICATION
OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002**

I, Brendan Flood, certify that:

1. I have reviewed this Annual Report on Form 10-K of Staffing 360 Solutions, Inc. ("Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 19, 2023   /s/ Brendan Flood
                                                    _____
                                                    Brendan Flood
                                                    Chairman and Chief Executive Officer
                                                    (Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION
OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002**

I, Nick Koutsivitis, certify that:

1. I have reviewed this Annual Report on Form 10-K of Staffing 360 Solutions, Inc. ("Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 19, 2023

/s/ Nick Koutsivitis
Nick Koutsivitis
Senior Vice President, Corporate Controller
(Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION
OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U. S. C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Staffing 360 Solutions, Inc. ("Company") on Form 10-K for the fiscal year ended December 31, 2022 ("Report"), I, Brendan Flood, Chairman and Chief Executive Officer of the Company, and I, Nick Koutsivitis, Senior Vice President, Corporate Controller of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 19, 2023   */s/ Brendan Flood*
                                                       Brendan Flood
                                                       Chairman and Chief Executive Officer
                                                       (Principal Executive Officer)

Date: May 19, 2023   */s/ Nick Koutsivitis*
                                                       Nick Koutsivitis
                                                       Senior Vice President, Corporate Controller
                                                       (Principal Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed from within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Brendan Flood
Chairman of the Board of Directors, Chief Executive Officer, President and Director

Joe Yelenic
Senior Vice President, Corporate Finance (Principal Financial Officer)

Alicia Barker
Chief Operating Officer, Executive Vice President and Director

Dimitri Villard
Director

Nicholas Florio
Director

Vincent Cebula
Director

CORPORATE HEADQUARTERS

757 Third Avenue, 27th Floor
New York, New York 10017

STOCK LISTING

Nasdaq Capital Market: STAF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2022

Baker Tilly US, LLP
1500 RXR Plaza, West Tower
Uniondale, NY 11556

TRANSFER AGENT AND REGISTRAR

Securities Transfer Corporation
2901 North Dallas Pkwy Suite 380
Plano, TX 75093
Telephone: (469) 633-0101

ANNUAL MEETING OF STOCKHOLDERS

The 2023 Annual Meeting of Stockholders will be held at 10:00 a.m., New York time, on December 27, 2023, only via live webcast over the Internet at www.virtualshareholdermeeting.com/STAF2023.

Stockholders of record on November 14, 2023, are entitled to notice of and to vote at the 2023 Annual Meeting.

COMPANY WEBSITE

www.staffing360solutions.com